This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on December 22, 2022 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM F-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Eshallgo Inc

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	7359	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

12F Block 16, No.1000 Jinhai Road,

Pudong New District,

Shanghai, China 201206

+86 4006005800

(Address, including zip code, and telephone number,

including area code, of principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1(800) 221-0102

(Name, address, including zip code, and telephone

number, including area code, of agent for service)

Copies to:

William S. Rosenstadt, Esq.	Fang Liu Esq.
Yarona L. Yieh, Esq.	VCL Law LLP
Ortoli Rosenstadt LLP	1945 Old Gallows Road, Suite 630
366 Madison Avenue, 3rd Floor	Vienna, VA 22182
New York, NY 10017	Telephone: +1-703-919-7285
Telephone: +1-212-588-0022

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED DECEMBER 22, 2022

Eshallgo Inc

          Class A Ordinary Shares

This is an initial public offering of our Class A ordinary shares, par value $0.0001 (the “Class A Ordinary Shares”). Prior to this offering, there has been no public market for our Class A Ordinary Shares or Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”). We expect the offering price to be $           per Class A Ordinary Share (the “Offering Price”). We plan to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “EHGO.” This offering is contingent upon us listing our Class A Ordinary Shares on Nasdaq or another national exchange. There is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on the Nasdaq Capital Market or another national exchange.

This offering is being made on a firm commitment basis. We have agreed to grant the Underwriter an option exercisable for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of the shares offered in this offering for the purpose of covering over-allotments, if any, at the Offering Price less the underwriting discounts (the “Over-Allotment Option”). The Underwriter expects to deliver the Class A Ordinary Shares against payment as set forth under “Underwriting” on page 172.

Our issued and outstanding share capital is a dual class structure consisting of Class A Ordinary Shares and Class B ordinary shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to ten (10) votes. Also, each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof but Class A Ordinary Shares are not convertible into Class B Ordinary Shares.

Investors are cautioned that you are not buying shares of a China-based operating company but instead are buying shares of a shell company issuer that operates through its subsidiaries and variable interest entities (“VIEs”).

Unless otherwise stated, as used in this prospectus, the terms “Eshallgo,” “we,” “us,” “our Company,” and the “Company” refer to Eshallgo Inc., an exempted company with limited liability incorporated under the laws of Cayman Islands; “PRC subsidiary,” “Eshallgo WFOE” or “WFOE” refer to Shanghai Eshallgo Enterprise Development (Group) Co., Ltd, a limited liability company organized under the laws of the PRC and our indirect wholly owned subsidiary; the term “consolidated VIEs” or “VIEs” refer to Junzhang Shanghai and Junzhang Beijing, and 19 individually-owned businesses organized under the laws of the PRC.

We are incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations in China through our variable interest entities, Junzhang Digital Technology (Beijing) Co., Ltd. and Junzhang Digital Technology (Shanghai) Co., Ltd., or Junzhang Beijing and Junzhang Shanghai. This is an offering of the ordinary shares of the offshore holding company. You are not investing in Junzhang Beijing or Junzhang Shanghai, the VIEs. Neither we nor our subsidiaries own any share in, Junzhang Beijing and Junzhang Shanghai. Instead, we receive the economic benefits of, Junzhang Beijing or Junzhang Shanghai’s business operation through a series of contractual agreements, or the VIE Agreements, which have not been tested in court. As a result of our indirect ownership in the WFOE and the VIE Agreements, we are regarded as the primary beneficiary of the VIE. The VIE structure provides contractual exposure to foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies and investors directly holding equity interests in the Chinese operating entities. However, as of the date of this prospectus, the VIE agreements have not been tested in a court of law. We and our investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIEs. Therefore, the VIE agreements do not give us the same controlling power as if we had equity ownership in the VIE. In August and December 2021, Eshallgo WFOE, which is our PRC subsidiary, Junzhang Shanghai and Junzhang Beijing, and shareholders of Junzhang Shanghai and Junzhang Beijing entered into a series of contractual agreements (the “VIE Agreements”) that established the VIE structure. We have evaluated the guidance in FASB ASC 810 and determined that Eshallgo WFOE is the primary beneficiary of Junzhang Shanghai and Junzhang Beijing and their subsidiaries, for accounting purposes, because, pursuant to the VIE Agreements, the VIE shall pay service fees equal to all of its net income to Eshallgo WFOE, while Eshallgo WFOE has the power to direct the activities of the VIEs that can significantly impact the VIEs’ economic performance and is obligated to absorb all of losses of the VIEs. Such contractual arrangements are designed so that the operations of the VIEs are solely for the benefit of Eshallgo WFOE and, ultimately, Eshallgo. Eshallgo has indirect ownership in 100% of the equity in Eshallgo WFOE. Accordingly, under U.S. GAAP, we treat the VIE and its subsidiaries as consolidated affiliated entities and have consolidated their financial results in our financial statements. Junzhang Shanghai, Junzhang Beijing and their subsidiaries are based in China and are engaged in value-added telecommunication services. Due to PRC legal restrictions on foreign ownership in the value-added telecommunication services, we do not own any equity interest in the VIEs. For a detailed description of the VIE Agreements, see “Corporate Structure” on page 106.

You are investing in Eshallgo Inc., our holding company incorporated in Cayman Islands, and you are not investing in to Junzhang Digital Technology (Shanghai) Co., Ltd. and Junzhang Digital Technology (Beijing) Co., Ltd., the VIEs, in China. Our subsidiaries and the VIEs conduct operations in China, and the VIEs are consolidated for accounting purposes but are not entities in which you will own equity, and our holding company does not conduct operations. Investors in our Class A ordinary shares should be aware that they will not and may never directly hold equity interests in the VIEs or the PRC operating entities under the VIEs, but rather purchasing equity solely in Eshallgo Inc., our Cayman Islands holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States. See “Risk Factors – Risks Related to Doing Business in the PRC – Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” on page 47 and “You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws” on page 61.

Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. The VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIEs, and we are subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC regarding the VIEs and the VIE structure. We may also be subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. If the Chinese regulatory authorities disallow this VIE structure in the future, it will likely result in a material change in our financial performance and our results of operations and/or the value of our ordinary shares, which could cause the value of such securities to significantly decline or become worthless. For a detailed description of the risks relating to our VIE structure, doing business in the PRC, and the offering as a result of the structure, see “Risk Factors - Risks Related to Our Corporate Structure and Operation,” “Risk Factors - Risks Related to Doing Business in the PRC” and "“Risk Factors – Risks Related to this Offering.”

Additionally, we are subject to certain legal and operational risks associated with our VIE’s operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our VIE’s operations, significant depreciation of the value of our ordinary shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. As of the date of this prospectus, neither we nor the VIEs have been involved in any investigations or received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the China Securities Regulatory Commission or any other PRC governmental authorities. As confirmed by our PRC counsel, Beijing DOCVIT Law Firm, we will not be subject to cybersecurity review with the Cyberspace Administration of China, or the “CAC,” pursuant to the Cybersecurity Review Measures, which became effective on February 15, 2022 because (1) we currently do not have over one million users’ personal information; (2) we do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and VIEs, our ability to accept foreign investments, and our listing on an U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries, or the VIEs to obtain regulatory approval from Chinese authorities before listing in the U.S.

Eshallgo Inc is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds. Our subsidiary in Hong Kong is also permitted under the laws of Hong Kong SAR to provide funding to Eshallgo Inc through dividend distribution without restrictions on the amount of the funds.  Current PRC regulations permit EShallGo WOFE to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this prospectus, our Company, our subsidiaries, and the VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, our subsidiaries, and the VIEs do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future. As of the date of this prospectus, none of our subsidiaries or VIEs have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will depend on receipt of funds from our PRC subsidiary and from the VIEs to our PRC subsidiary in accordance with the VIE Agreements. See “Prospectus Summary - Transfers of Cash to and from Our VIE.”

The structure of cash flows within our organization, and as summary of the applicable regulations, is as follows:

1. Our equity structure adopt both a direct holding structure and contractual structure. Eshallgo Inc., or Eshallgo, directly controls Shanghai Eshallgo Enterprise Development (Group) co., Ltd., or Eshallgo WFOE or the WFOE, and Hong Kong company, Junzhang Monarch Limited, or Eshallgo HK. Eshallgo WFOE is the primary beneficiary of Junzhang Shanghai and Junzhang Beijing through a series of contractual agreements, under which Eshallgo WFOE has the exclusive right to provide to Junzhang Beijing or Junzhang Shanghai consulting, technical or other services and their respective intellectual property rights in exchange for payments. See “Corporate Structure” on page 106 and “Contractual Arrangements with the VIEs and Their Shareholders” on pages 5 and 107 respectively for additional details.

2. Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. After foreign investors’ funds enter Eshallgo at the close of this offering, the funds can be directly transferred to Erayak HK, and then transferred to subordinate operating entities through the WFOE. Within our contractual structure, the transfer of funds between the WFOE and VIEs are also legal and compliant with the laws and regulations of the PRC

If the Company intends to distribute dividends, the VIEs will transfer the dividends to Eshallgo WOFE, which then will transfer the dividends to Eshallgo HK in accordance with the laws and regulations of the PRC, and then Erayak HK will transfer the dividends to Eshallgo, and the dividends will be distributed from Eshallgo to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

3. In the reporting periods presented in this prospectus, no cash and other asset transfers have occurred among the Company, its subsidiaries and the VIEs; and no dividends or distributions of a VIE have been made to the Company to date between the holding company and its subsidiaries, or to investors. For the foreseeable future, the Company intends to use the earnings for research and development, to develop new products and to expand its operations. As a result, we do not expect to pay any cash dividends. Furthermore, besides the potential tax consequences mentioned below, although we do not anticipate any difficulties or limitations on our ability to transfer cash between the holding company and the subsidiaries, or between the VIEs and the subsidiaries in the future, we have not installed any cash management policies that dictate how funds are transferred between the holding company, the subsidiaries and the VIEs. To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. See “Prospectus Summary – Transfers of Cash to and from the VIEs and Subsidiaries” on page 8, “Summary of Risk Factors - Risks Related to Our Corporate Structure and Operation” on page 13, and “Risk Factors - Risks Related to Our Corporate Structure and Operation – We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares” on page 43.

4. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends. See “Summary of Financial Position and Cash Flows of Eshallgo Inc., Subsidiaries and the VIEs" on page 10, the financial statement beginning on F-1, and “Regulations on Dividend Distributions” on page 142 for more information.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, the Public Company Accounting Oversight Board, or the PCAOB, issued a Determination Report on December 16, 2021 which found that the Public Company Accounting Oversight Board (United States), or the PCAOB, is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, as more stringent criteria have been imposed by the SEC and the PCAOB recently, our ordinary shares may be prohibited from trading on a national exchange or over-the-counter under the HFCAA if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. On June 22, 2021, United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted. Our auditor, Friedman LLP, is not subject to the determinations as to inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. It is based in Manhattan, New York and has been inspected by the PCAOB on a regular basis, with the last inspection in June 2018, and therefore not subject to the determinations announced by the PCAOB on December 16, 2021.   If trading in our ordinary shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares and trading in our ordinary shares could be prohibited. On August 26, 2022, the China Securities Regulatory Commission, the Ministry of Finance of the PRC, or the MOF, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission, or the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. See “Risk Factors — Risks Related to Doing Business in the PRC – The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 60.

We have a dual class capital structure, which will have the effect of concentrating voting control with our controlling shareholders with respect to matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Mr. Zhidan Mao, and Mr. Qiwei Miao will hold more than 50% of the voting rights after the offering represented by our outstanding Class A Ordinary Shares and Class B Ordinary Shares, and as such, they will control matters subject to a vote by our shareholders.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” for additional information.

We are and will continue to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules due to the fact Mr. Zhidan Mao, the Chairman of our Board of Directors and Mr. Qiwei Miao, the Chief Executive Officer, will beneficially own Ordinary Shares representing approximately      % of the total voting power of our outstanding Ordinary Shares, or      % of the total voting power of our outstanding Ordinary Shares if the Underwriter exercises the Over-Allotment Option in full. In addition, as a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely on certain exemptions from corporate governance rules. We do not plan to rely on these exemptions, but we may elect to do so after we complete this offering.

Investing in our ordinary shares involves high degree of risks. You should read carefully the discussion of material risks of investing in our ordinary shares. See “Risk Factors” beginning on page 21.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Ordinary Share	Total(1)
Initial public offering price	$	$
Underwriting discounts(2)	$	$
Proceeds to us, before expenses	$	$

(1)	Assumes no exercise of the underwriters’ over-allotment option.

(2)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds received by us in this offering, payable to US Tiger Securities, Inc. (“US Tiger”), the representative of the underwriters. Underwriters will receive compensation, in addition to the underwriting discounts and non-accountable expense allowance, as set forth in the section entitled “Underwriting” beginning on page 172, including warrants, or the representative’s warrants, in an amount equal to 6.5% of the aggregate number of ordinary shares sold by us in this offering, including any shares issued pursuant to the exercise of the underwriters’ over-allotment option. For a description of other terms of the representative’s warrants and a description of the other compensation to be received by the underwriters, see “Underwriting”.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option, exercisable one or more times in whole or in part, to purchase up to additional ordinary shares from us at the initial public offering price, less underwriting discounts, within days from the closing of this offering to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts payable will be $          , and the total proceeds to us, before expenses, will be $          .

We expect our total cash expenses for this offering to be approximately $160,000, including cash expenses payable to the underwriters for their reasonable out-of-pocket expenses, exclusive of the above discounts.

If we complete this offering, net proceeds will be delivered to us on the closing date. We plan to use our proceeds in our subsidiaries in China, however, we will not be able to use such proceeds until we complete certain remittance procedures in China. See the section titled “Use of Proceeds” beginning on page 70 for additional information regarding the remittance procedures.

The underwriters expect to deliver the ordinary shares against payment as set forth under “Underwriting”, on or about       , 2023.

The date of this prospectus is          , 2023.

i

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the ordinary shares offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

Neither we nor any of the underwriters have taken any action that would permit a public offering of the ordinary shares outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of the prospectus outside the United States.

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Until and including           , 2022 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our ordinary shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Investors should note that Eshallgo Inc, our ultimate Cayman Islands holding company, does not directly own any substantive operations in the PRC and our businesses in the PRC described in this prospectus are operated through Junzhang Beijing and Junzhang Shanghai, the VIEs in China

Prospectus Conventions

“PRC” refers to the People’s Republic of China.

“RMB” refers to Renminbi, the official currency, i.e., Yuan, in the PRC.

“JPY” refers to Japanese Yen, the official currency in Japan.

“Eshallgo” refers to Eshallgo Inc, a Cayman Islands exempted company;

“Junzhang HK” refers to Junzhang Monarch Ltd., a Hong Kong SAR company;

“EShallGo Shanghai” or “EShallGo WFOE” refers to Shanghai Eshallgo Enterprise Development (Group) Co., Ltd., a PRC company that is a wholly-owned subsidiary of Junzhang HK;

“Junzhang Shanghai” refers to Junzhang Digital Technology (Shanghai) Co., Ltd., our variable interest entity (“VIE”) in the PRC company contractually related to EShallGo WFOE; its registered address is 12th Floor, Building 16, Jinling Capital, 1000 Jinhai Road, Pudong New Area, Shanghai, China, and the actual business address is Room 1206A, Building 3, No. 1501 Jinsui Road, Pudong New District, Shanghai, China;

“Junzhang Beijing” refers to Junzhang Digital Technology (Beijing) Co., Ltd., the VIE in the PRC contractually related to EShallGo WFOE.

“VIE” refers to variable interest entity.

“VIEs” refers to our variable interest entities, Junzhang Shanghai and Junzhang Beijing.

Junzhang Digital Technology (Suzhou) Co., Ltd. is a PRC company and a 55% owned subsidiary of EShallGo WFOE.

Junzhang Digital Technology (Changzhou) Co., Ltd. is a PRC company and a 55% owned subsidiary of EShallGo WFOE.

Zibo ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of EShallGo WFOE.

Shanghai Lixin Office Equipment Co., Ltd. is a PRC company and a 100% owned subsidiary of Junzhang Shanghai.

ESHALLGO Office Supplies (Shanghai) Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai. Its registered address is No. 9, Lane 360, Feihong Road, Hongkou District, Shanghai and the actual business address is Unit 1201, Building 16, Jinling Capital Park, No. 1000 Jinhai Road, Pudong New District, Shanghai.

Changchun ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Shijiazhuang ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Guangzhou ESHALLGO Office Equipment Leasing Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Tianjin ESHALLGO Office Equipment Leasing Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Ningbo Haishu ESHALLGO Junzhang Digital Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Zhengzhou Junzhang Office Equipment Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Chengdu Junzhang digital Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Hefei Junzhang EESHALLGO Digital Products Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Chongqing ESHALLGO Office Equipment Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Beijing ESHALLGO Technology Development Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Harbin ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Xi’an ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai. Its registered address is Block 4-1-B, Xinqing Yayuan, 17A, Middle Section of Yanta Road, Beilin District, Xi’an, Shaanxi Province, China, and the actual business address is Room 1003, Unit 1, Hongxin Garden, No. 334, East Section of Huancheng South Road, Xi’an, China.

Shanghai Changyun Industrial Development Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai. Its registered address is Room 912, Building 4, No. 209, Zhuyuan Road, Suzhou High-tech Zone, Shanghai, China, and the actual business address is Room 18J, No. 2, Lane 1228, Yan'an West Road, Changning District, Shanghai, China.

Shenzhen ESHALLGO Information Technology Co., Ltd., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Hangzhou ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Kunming ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Qingdao ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Qinghai ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Qinghai ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Qinghai ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

Qinghai ESHALLGO Information Technology Co., Ltd. is a PRC company and a 55% owned subsidiary of Junzhang Shanghai.

	For the Year Ended March 31, 2022	For the Year Ended March 31, 2021
Period Ended USD:RMB exchange rate	6.34	6.56
Period Average USD:RMB exchange rate	6.42	6.77

For the sake of clarity, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chief Executive Officer will be presented as “Zhidan Mao,” even though, in Chinese, Mr. Mao’s name is presented as “Mao Zhidan.”

We have relied on statistics provided by Beijing Oulixin Information Consulting Co., Ltd. regarding the industry. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. Except where otherwise stated, all ordinary share accounts provided herein are on a pre-share-increase basis.

Overview

Eshallgo Inc (“EShallGo” or the “Company”) was incorporated in the Cayman Islands in June 2021. Through variable interest entity and operating company, Junzhang Digital Technology (Shanghai) Co., Ltd. (“Junzhang Shanghai”), we have created an extensive geographical presence, which expands throughout 20 provinces in China. Since the Company has been serving as a dealer for nearly all the globally known office supply brands in China and has built its own ERP system as of the date of this prospectus, the Company management, which has three decades of experience in the industry, believes that these qualities have shaped us into one of the leading office solution providers in China with a global vision.

We specialize in two distinct market sectors: office supply sale and leasing, and after-sale maintenance & repair. These market sectors are large and fragmented, and we believe they present opportunities for significant growth through complementary services. Our mission is to become an office integrator and service provider, offer competitive overall office solutions and services, expand our service market beyond office equipment, and continue to create maximum value for customers. We place our customers’ needs, employees’ welfare and shareholders’ value as utmost importance, and we strive to build an enterprise that provides one-stop office solution.

Junzhang Shanghai is an authorized distributor of major brands of office equipment, including HP, Epson, Xerox, Sharp, Toshiba, Konica, Kyocera and other brands. Over the years, our business has expanded to encompass all other supplies offices may require, such as office furniture, IT products, water dispensers, printing paper, among many others. We also provide maintenance with Enterprise Resource Planning (“ERP”) systems we developed on our own. Our office total solution systems bring efficiency and convenience in the office. Our management believes that we have become one of the leading suppliers of office equipment for both private and public sector businesses as well as for large enterprises and institutions such as Ping An Insurance, Taiping Life, Centaline Property, Debon Securities, Tongce Real Estate, among others, and we have developed an e-commerce platform for all types of offices. As of the date of this prospectus, Junzhang Shanghai has established 20 subsidiaries across China and obtained the national high-tech enterprise certification.

Relying on our team’s rich experience in serving customer as well as technology development over the past 20 years, we have created an innovative cross-region service brand, EShallGo, to provide customers from across the country by addressing their customized office needs. As an independently developed solution provider with our own intellectual property rights, EShallGo is adopting "cloud procurement, cloud management and cloud services” and other powerful tools to lay the cornerstones for our future growth plan. We are in the process of establishing a system covering office services, sales, leasing, warranty service and life-time maintenance covering major cities across the country. We have obtained ISO9001, ISO14001, ISO45001 certifications and other national management system certifications.

Although the Chinese economy annual growth rates no longer sustain an unprecedented level of 10%-plus as in the last decade, as 2010 marks the last year China’s GDP grew by 10.3%, the economic activities in China continue to thrive and prosper in recent years, and demand for corporate office services has become a new market growth point. In light of the industry growth, EShallGo is looking to take the lead in this new market by proposing the “Internet & Service E-commerce model.” Although the e-commerce business and related platform is not yet operational and will be launched upon the completion of this offering, EShallGo has completed the initial setup of e-commerce and national service outlets and gained initial success in the market. Specifically, Junzhang Shanghai has set up all service categories on the platform that are in line with the industry by acquiring the ICP certificate and EDI certificate, which are business licenses for e-commerce platform operations in China and could take up to two years to obtain. Junzhang Shanghai has also developed its proprietary software, remote management systems and the mobile applications, all of which await to be further refined and tested to accommodate the business-end users, and to be launched upon the consummation of this offering. Furthermore, Junzhang Shanghai's continuing geographical expansion efforts have resulted in more than 155 service outlets and more than 1,000 registered technical service personnel in lower-tier cities.  These service outlets have contracted with Junzhang Shanghai through one of its 21 subsidiaries to provide local aftersales maintenance and repair services to largely institutional customers of Shanghai Junzhang. In order to continue its expansion efforts, consolidate its relationship with local vendors, and further promote Eshallgo’s brand awareness, Shanghai Junzhang does not currently charge management fees at this stage and allow the service points to retain all service-related revenues. This enabled us to lay a good foundation for Eshallgo’s future e-commerce development. Our long-term goal is to become a leading service provider for not only office total solutions, but also to expand our service technology to other types of house products.

Investors in our Class A Ordinary Shares should be aware that they are purchasing equity in Eshallgo Inc, our Cayman Islands holding company, which does not directly own substantially all of our business in China conducted by the VIEs. Please refer to the information contained in and incorporated by reference under the heading “Risks Related to Our Corporate Structure and Operation” on page 13 of this prospectus.

Corporate Structure

We commenced our commercial operations in 2015 through Junzhang Digital Technology (Shanghai) Co., Ltd., or Junzhang Shanghai. On June 16, 2021, to facilitate offshore financing, we incorporated Eshallgo Inc under the laws of the Cayman Islands as our offshore holding company. On June 30, 2021, we established Junzhang Monarch Limited, or Junzhang HK, our wholly-owned Hong Kong subsidiary, and on July 22, 2021, we established Shanghai Eshallgo Enterprise Development (Group) Co., Ltd., or WOFE, which is a wholly-owned subsidiary of Junzhang HK.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet, value-added telecommunications services and other related business. Junzhang Shanghai later entered into a series of contractual arrangements with EShallGo Shanghai, which we refer to as the VIE (variable interest entity), and its shareholders. We depend on these contractual arrangements with the VIE, in which we have no ownership interests, and its shareholders to conduct most aspects of our operation. We have relied and expect to continue to rely on these contractual arrangements to conduct our business in China.

Under PRC laws and regulations, our PRC subsidiaries may pay cash dividends to us out of their respective accumulated profits. However, the ability of our PRC subsidiaries to make such distribution to us is subject to various PRC laws and regulations, including the requirement to fund certain statutory funds, as well as potential restriction on currency exchange and capital controls imposed by the PRC governments.

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs:

The following chart illustrates the equity distribution of the subsidiaries of Junzhang Shanghai and EShallGo WFOE:

No.	Company Name	Equity Distribution
		55% Shareholder	Shareholder	Ownership Percentage
1	Beijing ESHALLGO Technology Development Co. Ltd.	Junzhang Digital Technology (Shanghai) Co., Ltd.	Xiaoxiao Li	45%
2	Shijiazhuang ESHALLGO Information Technology Co., Ltd.		Jianfu Liu	45%
3	Harbin ESHALLGO Information Technology Co., Ltd.		Xiaorong Wu	45%
4	Qingdao ESHALLGO Information Technology Co., Ltd.		Kuihou Wang	45%
5	Tianjin ESHALLGO Office Equipment Leasing Co., Ltd		Chenyu Sun	45%
6	Guangzhou ESHALLGO Office Equipment Leasing Co., Ltd.		Chenfan Zhang	45%
7	Shenzhen ESHALLGO Information Technology Co., Ltd.		Fangpei Zhou	45%
8	Kunming ESHALLGO Information Technology Co., Ltd.		Lizhou Li	45%
9	Xi’an ESHALLGO Information Technology Co., Ltd.		Haichao Meng	45%
10	Chengdu Junzhang digital Technology Co., Ltd.		Wei Mai	45%
11	Chongqing ESHALLGO Office Equipment Co., Ltd.		Tao Wu	45%
12	Hangzhou ESHALLGO Information Technology Co., Ltd.		Weiguo Wang	45%
13	Ningbo Haishu ESHALLGO Junzhang Digital Technology Co., Ltd.		Jianhua Miao	45%
14	Changchun ESHALLGO Information Technology Co., Ltd.		Chuang Li	40%
			Zhiliang Mao	5%
15	Zhengzhou Junzhang Office Equipment Co., Ltd.		Liangwei Li	45%
16	Hefei Junzhang EESHALLGO Digital Products Co., Ltd.		Yashen Tong	45%
17	Qinghai ESHALLGO Information Technology Co., Ltd.		Jun li	45%
18	Shanghai Changyun Industrial Development Co., Ltd.		Peidong Xia	45%
19	Eshallgo Office Supplies (Shanghai) Co., Ltd.		17 shareholders[1]	45%
20	Junzhang Digital Technology (Suzhou) Co., Ltd.	Shanghai Eshallgo Enterprise Development (Group) Co., Ltd.	Zhongfeng Pan	45%
21	Junzhang Digital Technology (Changzhou) Co., Ltd.		Wei Zheng	45%
22	Zibo ESHALLGO Information Technology Co., Ltd.		Jialiang Wang	45%
23	Shanghai Lixin Office Equipment Co., Ltd.	Junzhang Digital Technology (Shanghai) Co., Ltd.	100%

1 The 17 shareholders collectively own 45% of Eshallgo Office Supplies (Shanghai) Co., Ltd. are Xiangyang Lu, Lei Ye, Weiping Yang, Yi Wang, Jianli Shi, Saidi Yang, Changnian Huang, Xiang Li, Ying Tang, Bo Ni, Yuanfa Zhang, Jun Zhang, Chunhai Lu, Weihua Guan, Liming Tang, Weihua Li, and Yueran Qian.

Contractual Arrangements with the VIEs and Their Shareholders

Due to PRC legal restrictions on foreign ownership, neither we nor our subsidiaries own any direct equity interest in Junzhang Beijing or Junzhang Shanghai. Instead, for accounting purposes, we are the primary beneficiary and receive the economic benefits of Junzhang Beijing or Junzhang Shanghai’s business operation through a series of contractual arrangements. EShallGo WFOE, Junzhang Beijing, Junzhang Shanghai and the shareholders of Junzhang Shanghai or Junzhang Beijing or entered into a series of contractual arrangements, also known as VIE Agreements, on August 11, 2021 and December 3, 2021. We have evaluated the guidance in FASB ASC 810 and determined that Eshallgo WFOE is the primary beneficiary of the consolidated VIEs, for accounting purposes, because, pursuant to the VIE agreements, the VIEs shall pay service fees equal to all of its net income to Eshallgo WFOE, and Eshallgo WFOE has the power to direct the activities of the VIEs that can significantly impact the VIEs’ economic performance and is obligated to absorb all of losses of the VIEs. The VIE agreements are designed to render the operations of the VIEs to be solely for the benefit of Eshallgo WFOE, and, ultimately, Eshallgo, which has indirect ownership in 100% of the equity in Eshallgo WFOE. Accordingly, under U.S. GAAP, we treat the VIE and its subsidiaries as consolidated affiliated entities and have consolidated their financial results in our financial statements. If Junzhang Beijing or Junzhang Shanghai and their subsidiaries or the shareholders of Junzhang Beijing and Junzhang Shanghai fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements. Furthermore, if we are unable to maintain our rights as the primary beneficiary over the VIEs,  we would not be able to continue to consolidate the financial results of our variable interest entity in our financial statements.

The following is a selection of the currently effective contractual arrangements by and among our wholly-owned subsidiary, EShallGo Shanghai, and the VIEs, Junzhang Beijing and Junzhang Shanghai. These contractual arrangements enable us to (i) exercise our rights as the primary beneficiary over the VIEs; (ii) receive substantially all of the economic benefits of the VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of it when and to the extent permitted by PRC law.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement entered into among EShallGo WFOE, Junzhang Beijing/Junzhang Shanghai and the shareholders of Junzhang Beijing/Junzhang Shanghai, respectively, the shareholders of Junzhang Beijing/Junzhang Shanghai pledged all of their equity interests in Junzhang Beijing/Junzhang Shanghai to EShallGo WFOE to guarantee Junzhang Beijing or Junzhang Shanghai’s obligations under the contractual arrangements including the exclusive business cooperation agreement, the exclusive option agreement and the shareholders' power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by EShallGo WFOE in enforcing such obligations of Junzhang Beijing, Junzhang Shanghai, or their shareholders. In the event of default defined therein, upon written notice to the shareholders of Junzhang Beijing or Junzhang Shanghai, EShallGo WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Tianjin Yaodu, Junzhang Beijing or Junzhang Shanghai and priority in receiving the proceeds from such disposition. The shareholders of Junzhang Beijing or Junzhang Shanghai agree that, without EShallGo WFOE's prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The pledge shall become effective on such date when the pledge of the equity interest contemplated in the equity interest pledge agreement is registered appropriately, and the pledge shall remain effective until all contractual obligations have been fully performed and all secured indebtedness have been fully paid. The shareholders, Junzhang Beijing and Junzhang Shanghai shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Exclusive Business Cooperation Agreement

EShallGo WFOE and Junzhang Beijing, and EShallGo WFOE and Junzhang Shanghai entered into exclusive business cooperation agreements, pursuant to which EShallGo WFOE has the exclusive right to provide to Junzhang Beijing or Junzhang Shanghai technical support, consulting services and other services related to, among other things, design and development, operation maintenance, product consulting, and management and marketing consulting. EShallGo WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Junzhang Beijing and Junzhang Shanghai agree to pay EShallGo WFOE service fees at an amount as determined by EShallGo WFOE. This agreement will remain effective upon execution, and unless terminated in accordance with the provisions of this agreement or terminated in writing by EShallGo WFOE. Junzhang Beijing and Junzhang Shanghai shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Exclusive Option Agreement

EShallGo WFOE, Junzhang Beijing and each of the shareholders of Junzhang Beijing, Junzhang Shanghai and each of the shareholders of Junzhang Shanghai have entered into exclusive option agreements, pursuant to which each of the shareholders of Junzhang Beijing and Junzhang Shanghai irrevocably granted EShallGo WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Junzhang Beijing and Junzhang Shanghai, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Junzhang Beijing and Junzhang Shanghai undertake that, without the prior written consent of EShallGo WFOE, they may not increase or decrease the registered capital or change its structure of registered capital in other manners, dispose of its assets or beneficial interest in the material business or allow the encumbrance thereon of any security interest, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association, distribute dividends to any of the shareholders or provide any loans to third parties. The exclusive option agreement will remain effective until all equity interests in Junzhang Beijing or Junzhang Shanghai held by the shareholders of Junzhang Beijing and Junzhang Shanghai are transferred or assigned to EShallGo WFOE or its designated person(s). The shareholders of Junzhang Beijing and Junzhang Shanghai shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Although we took every precaution available to effectively enforce the contractual and corporate relationship above, these contractual arrangements may still be less effective than direct ownership and that the Company may incur substantial costs to enforce the terms of the arrangements. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise our rights as the primary beneficiary of over the VIEs. The shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. In addition, failure of the VIE shareholders to perform certain obligations could compel the Company to rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective power as the primary beneficiary over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. For a detailed description of the certainties of the VIE arrangements, see “Risk Factors – Risks Related to Our Corporate Structure and Operation.”

Our Growth Strategy

Our objective is to strengthen our competitive position, achieve above-market rates of profitable growth through the following key strategies:

•	Build an “E-point” office solution;

•	Create a smart one-stop solution for all maintenance- and aftersales-related office needs;

•	Expand and improve the features of our existing smart platform;

•	Attract new customers and develop new market opportunities

•	Supplement strong organic growth with "tuck-in" acquisitions in core and adjacent markets

Competitive Advantages

Through EShallGo’s overall market rollout strategy, service-oriented approach, as well as the gradual and in-depth advancement of proprietary research and development tools, we will change the traditional sales-oriented model in the industry to more comprehensively and accurately tending of customer needs, improving service quality, achieving time efficiency, and enhancing customer satisfaction. We believe our competitive strengths are based on our management expertise, collaborative results-driven culture, effective business model, diversified customer base and end-markets, efficient and technology-driven operating platform, integrated technology infrastructure, strategically aligned relationships with suppliers, superb quality control and customer service.

Coronavirus (COVID-19) Update

The Company’s operations are affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s business has been negatively impacted by the COVID-19 coronavirus outbreak to certain extent.

From late January 2020 to the middle of April 2020, the Company had to temporarily suspend the warehouse delivery and door-to-door technical service activities for approximately two months due to government restrictions. As COVID-19 outbreak and spread has been under relative control in the PRC and the business recovered gradually since May 2020, our sales resumed as well when we received and fulfilled increased orders from customers. Meanwhile, as more and more people work remotely from home due to the impact of the pandemic of COVID-19, the demand for video conference equipment has dramatically increased, as well as the demand for maintenance service for small office equipment, such as laptop computers, screens, and small printers. As a result, our total revenue increased by approximately $5.8 million as compared to fiscal year 2022 to fiscal year 2021.

However, since the resurgence of the COVID-19 pandemic in March 2022 (“2022 Resurgence”) in China, the Chinese government employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures to reduce the spread of COVID-19. Our largest operating companies are located in Shanghai, which were temporarily suspend all their business from April 1 2022 to the middle of June 2022 due to the city lockdowns. In addition, our other operating companies in various cities such as Qinghai, Xi’an, Shenzhen and Shijiazhuang etc., also had to temporarily suspend their business operation due to the local outbreak. During the temporary business closure period, our employees had to work from home and had very limited access to our offices and warehouses.

In early December 2022, China announced a nationwide loosening of its zero-covid policy, and the country may face a wave in infections after the lifting of these restrictions. While the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, we may experience customer losses, including due to bankruptcy or customers cutting budget or ceasing operations, which may also result in delays in collections or an inability to collect accounts receivable from these customers. Although COVID-19 impact on our overall business operations appeared to be temporary, the extent to which COVID-19 may continue to impact our financial condition, results of operations, or liquidity continues to remain uncertain.

For a detailed description of the risks associated with the novel coronavirus, see “Risk Factors—Risks Related to Our Business— We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations” and “Management's Discussion and Analysis of Financial Condition and Results of Operation – COVID-19.”

Transfers of Cash to and from the VIEs and Subsidiaries

Eshallgo Inc is a holding company with no operations of its own. We conduct our operations in China primarily through the VIEs in China. We may rely on dividends to be paid by the VIEs and their subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If the VIEs and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Eshallgo is permitted under the Cayman Islands laws to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Eshallgo HK is also permitted under the laws of Hong Kong to provide funding to EShallGo through dividend distribution without restrictions on the amount of the funds.  As of the date of this prospectus, there has been no distribution of dividends or assets among the holding company or the subsidiaries, or to the VIEs or investors.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, or settle amounts owed under the VIE agreements, if any, and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Companies Act (As Revised) of Cayman Islands, which we refer to as the “Companies Act” below, and our memorandum and articles of association, as amended and restated from time to time, our board of directors has discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is levied in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not prohibit the transfer of cash from EShallGo to EShallGo HK or from EShallGo HK to EShallGo, provided that each transfer shall comply with PRC foreign exchange laws and regulations. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

Current PRC regulations permit our PRC subsidiaries to pay dividends to EShallGo HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of the VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our Class A Ordinary Shares.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from the VIEs and their subsidiaries, to EShallGo WFOE, from EShallGo WFOE to EShallGo HK, and from EShallGo HK to EShallGo. Certain payments from the VIEs and their subsidiaries to EShallGo HK are subject to PRC taxes, including business taxes and VAT. As of the date of this prospectus, our PRC subsidiaries have not made any transfers or distributions. Besides the potential tax consequences, we do not anticipate any difficulties or limitations on our ability to transfer cash between the holding company and the subsidiaries, or between the VIEs and the subsidiaries in the future. However, we have not installed any cash management policies that dictate how funds are transferred between the holding company, the subsidiaries and the VIEs. Furthermore, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, EShallGo HK. As of the date of this prospectus, EShallGo WFOE currently does not have any plan to declare and pay dividends to EShallGo HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. EShallGo HK intends to apply for the tax resident certificate when EShallGo WFOE plans to declare and pay dividends to EShallGo HK. When EShallGo WFOE plans to declare and pay dividends to EShallGo HK and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 8-K, prior to such actions. See “Risk Factors - Risks Related to Our Corporate Structure - We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares.”

Summary of Financial Position and Cash Flows of Eshallgo Inc., Subsidiaries and the VIEs

The consolidated financial statements included in this prospectus reflect financial position and cash flows of the registrant, Cayman Islands incorporated parent company, Eshallgo Inc., together with those of its subsidiaries, on a consolidated basis. The tables below are condensed consolidating schedules summarizing separately the financial position and cash flows of the registrant, Cayman Islands incorporated parent company, Eshallgo Inc, its subsidiaries, VIEs and VIE subsidiaries, together with eliminating adjustments:

Consolidated  Statements of Operations Information

	For the Years Ended March 31, 2022
	ESHALLGO (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total

Revenues	$-	$-	$-	$23,875,331	$-	$23,875,331
Service income from VIE and VIE's subsidiaries	$-	$-	$594,924	$-	$(594,924)	$-
Income for equity method investment	$595,513	$595,513	$-	$-	$(1,191,026)	$-
Benefits through VIE and VIE's subsidiaries	$-	$-	$-	$-	$-	$-
Consulting fee in relation to services rendered by WFOE	$-	$-	$-	$(594,924)	$594,924	$-
Net income	$595,513	$595,513	$595,513	$1,233,436	$(1,191,026)	$1,828,949
Comprehensive income	$595,513	$601,714	$601,714	$2,242,450	$(1,197,227)	$2,844,164

	For the Years Ended March 31, 2021
	ESHALLGO (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total

Revenues	$-	$-	$-	$18,050,317	$-	$18,050,317
Service income from VIE and VIE's subsidiaries	$-	$-	$-	$-	$-	$-
Income for equity method investment	$-	$-	$-	$-	$-	$-
Benefits through VIE and VIE's subsidiaries	$-	$-	$-	$-	$-	$-
Consulting fee in relation to services rendered by WFOE	$-	$-	$-	$-	$-	$-
Net income	$-	$-	$-	$1,999,409	$-	$1,999,409
Comprehensive income	$-	$-	$-	$2,465,542	$-	$2,465,542

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2022

	ESHALLGO (Cayman Islands)		Subsidiary (Hong Kong)		WFOE (PRC)		VIE (PRC)	Eliminations	Consolidated Total
Cash		$-		$-		$114	$2,667,281	$-	$2,667,395
Service fee receviable due from VIE and VIE's subsidiaries		$-		$-		$602,310	$-	$(602,310)	$-
Intercompany receivable		$2,000	$		$		$710	$(2,710)	$-
Total current assets		$2,000		$-		$602,424	$16,625,408	$(605,020)	$16,624,812
Investments in a subsidiary		$595,513		$601,714		$-	$-	$(1,197,227)	$-
Accumulated benefits through VIE and VIE's subsidiaries		$-		$-		$-	$-	$-	$-
Total non-current assets		$595,513		$601,714		$-	$2,749,810	$(1,197,227)	$2,749,810
Total Assets		$597,513		$601,714		$602,424	$19,375,218	$(1,802,247)	$19,374,622
Service fee payable due to WFOE		$-		$-		$-	$602,310	$(602,310)	$-
Intercompany payable	$		$			$710	$2,000	$(2,710)	$-
Total Liabilities		$-		$-		$710	$3,850,326	$(605,020)	$3,246,016
Total Shareholders’ Equity (deficit)		$597,513		$601,714		$601,714	$9,999,368	$(1,197,227)	$10,603,082
Non controlling interest		$-		$-		$-	$5,525,524	$-	$5,525,524
Total Equity (deficit)		$597,513		$601,714		$601,714	$15,524,892	$(1,197,227)	$16,128,606
Total Liabilities and Equity		$597,513		$601,714		$602,424	$19,375,218	$(1,802,247)	$19,374,622

	As of March 31, 2021
	ESHALLGO (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total
Cash	$-	$-	$-	$3,877,448	$-	$3,877,448
Service fee receviable due from VIE and VIE's subsidiaries	$-	$-	$-	$-	$-	$-
Intercompany receivable	$-	$-	$-	$-	$-	$-
Total current assets	$-	$-	$-	$12,365,850	$-	$12,365,850
Investments in a subsidiary	$-	$-	$-	$-	$-	$-
Accumulated benefits through VIE and VIE's subsidiaries	$-	$-	$-	$-	$-	$-
Total non-current assets	$-	$-	$-	$2,587,088	$-	$2,587,088
Total Assets	$-	$-	$-	$14,952,938	$-	$14,952,938
Service fee payable due to WFOE	$-	$-	$-	$-	$-	$-
Intercompany payable	$-	$-	$-	$-	$-	$-
Total Liabilities	$-	$-	$-	$3,033,716	$-	$3,033,716
Total Shareholders’ Equity	$-	$-	$-	$7,756,918	$-	$7,756,918
Non controlling interest	$-	$-	$-	$4,162,304	$-	$4,162,304
Total Equity	$-	$-	$-	$11,919,222	$-	$11,919,222
Total Liabilities and Equity	$-	$-	$-	$14,952,938	$-	$14,952,938

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended March 31, 2022
	ESHALLGO (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total
Net cash provided by operating activities	$-	$-	$112.00	$(159,528)	$-	$(159,416)
Net cash provided by investing activities	$-	$-	$-	$(2,263,259)	$-	$(2,263,259)
Net cash used in financing activities	$-	$-	$-	$1,075,242	$-	$1,075,242

	For the Year Ended March 31, 2021
	ESHALLGO (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total
Net cash provided by operating activities	$-	$-	$-	$2,449,042	$-	$2,449,042
Net cash used in investing activities	$-	$-	$-	$(1,398,325)	$-	$(1,398,325)
Net cash used in financing activities	$-	$-	$-	$441,823	$-	$441,823

ROLL-FORWARD OF INVESTMENT IN SUBSIDIARIES AND VIE

Balance, March 31, 2020	-
Comprehensive income for the year	-
Balance, March 31, 2021	$-
Comprehensive income for the year	595,513
Balance, March 31, 2022	$595,513

Summary of Risk Factors

Investing in our Ordinary Shares involves a high degree of risk. Below is a summary of material factors that make an investment in our Ordinary Shares speculative or risky. Importantly, this summary does not address all of the risks that we face. Please refer to the information contained in and incorporated by reference under the heading “Risk Factors” on page 21 of this prospectus.

Risks Related to Our Business and Industry

•

Our industry is highly fragmented and we may not be able to effectively compete against other providers. See Risk Factors – Risks Related to Our Business and Industry – We are subject to competitive pricing pressure from our customers on page 22.

•	We may not be able to maintain long-term relationship with our third-party suppliers and extended supply chains, as a result, our business can be interrupted and our product quality may suffer. See Risk Factors – Risks Related to Our Business and Industry – We rely on third-party suppliers and long supply chains, and if we fail to identify and develop relationships with a sufficient number of qualified suppliers, or if there is a significant interruption in our supply chains, our ability to timely and efficiently access products that meet our standards for quality could be adversely affected on page 24.

•	We may face risks related to health epidemics, natural disasters, or terrorist attacks in China. See Risk Factors – Risks Related to Our Business and Industry – We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations on page 37.

•	Our business is heavily dependent on retainment of key suppliers and institutional customers. See Risk Factors – Risks Related to Our Business and Industry – Product shortages may impair our operating results on page 24.

•	We rely on key personnel to maintain advanced technology in the market. See Risk Factors – Risks Related to Our Business and Industry – We may not achieve the acquisition component of our growth strategy on page 23.

•	We may not be able to attract and retain qualified and skilled employees. See Risk Factors – Risks Related to Our Business and Industry – We may not achieve the acquisition component of our growth strategy on page 23.

•	We may face difficulty maintaining our brand image and secure our intellectual property rights. See Risk Factors – Risks Related to Intellectual Property on page 37.

Risks Related to Our Corporate Structure and Operation

•	We are a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in the PRC and the VIE in the PRC. We do not have direct ownership of our VIE. We control and receive the economic benefits of our VIE’s business operations through certain contractual arrangements. Our ordinary shares offered in this offering are shares of our offshore holding company instead of shares of our VIE in China. We have not installed any cash management policies that dictate how funds are transferred between the holding company, the subsidiaries and the VIEs, and to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. See Risk Factors – Risks Related to Our Corporate Structure and Operation – We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares on page 43.

•	If the PRC government deems that the VIE arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC and we could be subject to severe penalties or be forced to relinquish our interests in those operations. See Risk Factors – Risks Related to Our Corporate Structure and Operation – If the PRC government deems that the contractual arrangements in relation to Junzhang Shanghai or Junzhang Beijing, our consolidated variable interest entities, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations on page 39.

•	Any failure by our consolidated variable interest entity, or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. See Risk Factors – Risks Related to Our Corporate Structure and Operation – Our contractual arrangements may not be as effective in providing operational control as direct ownership and our VIE shareholders may fail to perform their obligations under our contractual arrangements on page 42.

•	Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment. See Risk Factors – Risks Related to Our Corporate Structure and Operation – If we exercise the option to acquire equity ownership of our VIE, the ownership transfer may subject us to certain limitations and substantial costs on page 42.

Risks Related to Doing Business in the PRC

•

Since the PRC legal system is based in part on government policies and internal rules, we may not be aware of our violation of any of these policies and rules, which can change quickly with little advance notice. See Risk Factors – Risks Related to Doing Business in the PRC – Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position on page 53 and PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably on page 54.

•

There are uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us. See Risk Factors – Risks Related to Doing Business in the PRC – Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us on page 47.

•	Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations, and could result in a material change in the value of the securities we are registering for sale. See Risk Factors – Risks Related to Doing Business in the PRC – Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations on page 46.

•	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. See Risk Factors – Risks Related to Doing Business in the PRC – You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws on page 61.

•	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations. See Risk Factors – Risks Related to Doing Business in the PRC – A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition. on page 26.

•

Chinese government can take regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Rules and regulations in China can also change with little advance notice, and actions related to more oversight or control of overseas offerings by the Chinese government could result in a material change in our operations and/or the value of the securities we are registering for sale, and any related action by the Chinese government could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See Risk Factors – Risks Related to Doing Business in the PRC – The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, making it more difficult for us to pursue growth through acquisitions in China on page 59 and Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 52.

•	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders. See Risk Factors – Risks Related to Doing Business in the PRC – Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders on page 56.

•	Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. See Risk Factors – Risks Related to Doing Business in the PRC – The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering on page 60.

•	We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers. See Risk Factors – Risks Related to Doing Business in the PRC – The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors on page 48.

•	The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval. See Risk Factors – Risks Related to Doing Business in the PRC – The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval on page 60.

Risks Related to this Offering

•	The trading price may be volatile, and you may incur losses. See Risk Factors – Risks Related to this Offering – The initial public offering price for our ordinary shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile on page 62.

•	You may experience immediate and substantial dilution in the net tangible book value of ordinary shares purchased. See Risk Factors – Risks Related to this Offering – You will experience immediate and substantial dilution on page 68.

•	You may not be able to receive dividends for the foreseeable future. See Risk Factors – Risks Related to this Offering – We do not intend to pay dividends for the foreseeable future on page 62.

Holding Foreign Company Accountable Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

Our auditor, Friedman LLP (“Friedman”), the independent registered public accounting firm of the Company, is headquartered in New York City, New York, with no branches or offices outside of the United States. Friedman is currently subject to Public Company Accounting Oversight Board (“PCAOB”) inspections under a regular basis, with the last inspection being conducted in June 2018. Therefore, we believe our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Furthermore, if Nasdaq or regulatory authorities decide to apply additional and more stringent criteria to us, it may lead to our securities being delisted. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ordinary shares being delisted. Finally, on August 26, 2022, the China Securities Regulatory Commission, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. See “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.” on page 60.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure; and

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We intend to take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Implication of Being a Controlled Company

We are and will remain, following this offering, to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are and will be a “controlled company” as defined under the Nasdaq Stock Market Rules as our Chairman of the Board, Mr. Zhidan Mao indirectly owns and holds more than 50% of the voting right represented by our outstanding Class A Ordinary Shares and Class B Ordinary Shares. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption after we complete this offering. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors after we complete this offering. (See “Risk Factors – Risks Related to Our Corporate Structure and Operation – As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”)

Additionally, pursuant to Nasdaq’s phase-in rules for newly listed companies, we have one year from the date on which we are first listed on Nasdaq to comply fully with the Nasdaq listing standards. We do not plan to rely on the phase-in rules for newly listed companies and will comply fully with the Nasdaq listing standards at the time of listing.

Holding Company Structure

Eshallgo Inc is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiary and variable interest entity in China. As a result, although other means are available for us to obtain financing at the holding company level, Eshallgo Inc’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by our PRC subsidiaries or VIEs, or our consolidated affiliated entities. If any of our subsidiaries incurs debt on its own in the future, the instruments governing such debt may restrict its ability to pay dividends to Eshallgo Inc In addition, our PRC subsidiary and variable interest entity are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to EShallGo HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current VIE Agreements, we may be unable to pay dividends on our ordinary shares.

Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from Junzhang Shanghai to EShallGo WFOE, pursuant to VIE Agreements between them, and the distribution of such payments to EShallGo HK as dividends from EShallGo WFOE. Certain payments from Junzhang Shanghai to EShallGo WFOE are subject to PRC taxes, including business taxes and VAT. To date, we have not paid any amounts to EShallGo WFOE pursuant to the VIE Agreements but will in the future.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, EShallGo HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. EShallGo HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to EShallGo HK. See “Risk Factors – Risks Related to Our Corporate Structure and Operation – We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.” “Risk Factors – Risks Related to Doing Business in the PRC – We are a holding company and we rely on our subsidiaries for funding dividend payments, which are subject to restrictions under PRC laws.”

Regulatory Permissions

As of the date of this prospectus, as advised by our PRC counsel, Beijing DOCVIC law firm, we, our subsidiaries and VIEs, (1) are not required to obtain permissions from any PRC authorities to operate our business or issue our securities to foreign investors, (2) are not subject to permission requirements from the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC governmental agencies that is required to approve our PRC subsidiaries’ operations, and (3) have not received or were denial such permission by any PRC authorities. Given the current PRC regulatory environment, it is uncertain when and whether we or our subsidiaries will be required to obtain permission from the PRC government to list on the U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, CAC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital market activities. If we and our subsidiaries (1) do not receive or maintain such permissions or approvals, should the approval is required in the future by the PRC government, (2) inadvertently conclude that such permissions or approvals are not required, or (3) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless.

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations in effect at the time of this prospectus, we will not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of our Ordinary Shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions of our PRC counsel , Beijing Docvit Law Firm, summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were made available to the public on July 6, 2021. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this prospectus, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed offering would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

On December 28, 2021, the Cyberspace Administration of China, or CAC, jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which will take effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021).

However, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

For more detailed description, see “Risk Factors—Risks Related to Doing Business in the PRC— The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if the VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors..” on page 48 and “Risk Factors—Risks Related to Doing Business in the PRC—We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.” on page 33.

Corporate Information

Our principal executive office is located at Room 2554, No. 70, Lane 818, Xianing Road, Jinshan Industrial Zone, Shanghai, China 201506. The telephone number of our principal executive offices is +86-4006005800. Our registered agent in the Cayman Islands is Vistra (Cayman) Limited. Our registered office and our registered agent’s office in the Cayman Islands are both located at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. We maintain a website at http://www.eshallgo.com/. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

The Offering

Issuer:	Eshallgo Inc, a Cayman Islands exempt holding company
Securities Offered:	Class A Ordinary Shares (excluding the Over-Allotment Option discussed below)
Price per Security:	$
Over-Allotment Option:	We have granted to the Underwriter the option, exercisable for 45 days from the date this registration statement is declared effective by the SEC, to purchase up to an additional 15% of the total number of Class A Ordinary Shares to be offered by the Company in this offering.

Capitalization:	As of the date of this prospectus, the authorized share capital of the Company is US$10,000 divided into 100,000,000 ordinary shares of a par value of US$0.0001 each comprising (i) 90,000,000 Class A Ordinary Shares; and (ii) 10,000,000 Class B Ordinary Shares, of which 14,144,000 Class A Ordinary Shares and 5,856,000 Class B Ordinary Shares are issued and outstanding.

Ordinary Shares to be Outstanding after the Offering:

       Ordinary Shares including (i)        Class A Ordinary Shares and (ii)        Class B Ordinary Shares, or        Ordinary Shares including (i)        Class A Ordinary Shares if the Underwriter exercises the Over-Allotment Option in full and (ii)        Class B Ordinary Shares.

The numbers do not include any of the up to       Class A Ordinary Shares underlying the Underwriter Warrants. Our authorized share capital upon the completion of this offering will be US$10,000 divided into 100,000,000 ordinary shares of a par value of US$0.0001 each, comprised of (i) 90,000,000 Class A Ordinary Shares, and (ii) 10,000,000 Class B Ordinary Shares. See “Description of Share Capital.”

Voting Rights:

●     Class A Ordinary Shares are entitled to one (1) vote per share.

●     Class B Ordinary Shares are entitled to ten (10) votes per share.

●     Class A and Class B Shareholders will vote together as a single class, unless otherwise required by law or our post-offering amended and restated memorandum and articles of association.

●     Mr. Zhidan Mao, the Chairman of our Board of Directors and Mr. Zhidan Miao, our Chief Executive Officer, will together hold approximately 80.55% of the total votes, depending on whether the Underwriter exercises its Over-Allotment Option or not, for our issued and outstanding share capital following the completion of this offering and will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Security Ownership of Certain Beneficial Owners and Management” and “Description of Share Capital” for additional information.

Gross Proceeds:	$ , $ if the Underwriter exercises the Over-Allotment Option in full, less Underwriter discounts, non-expense allowance and estimated offering expenses. See “Underwriting.”

Risk Factors:	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus starting on page 21 before deciding to invest in our Class A Ordinary Shares.

Closing of Offering:	The offering contemplated by this prospectus will close or terminate, as the case may be, upon the earlier of: (i) a date mutually acceptable to us and the Underwriter (ii) , 2020. If we complete this offering, net proceeds will be delivered to us on the closing date (such closing date being the above mutually acceptable date on or before , 2020). We will not complete this offering unless our application to list on the Nasdaq Capital Market is approved.
Use of Proceeds:	We intend to use the proceeds from this offering for software research and development and business expansion. See “Use of Proceeds” for more information.
Dividend Policy:	We have no present plans to declare dividends and plan to retain our earnings to continue to grow our business.
Transfer Agent:	Transhare Corporation
Exchange:	We plan to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market (Nasdaq-CM). We cannot guarantee that we will be successful in listing on Nasdaq; however, we will not complete this offering unless we receive conditional approval letter.
Lock-up:	All of our directors, officers and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) have agreed with the underwriters, subject to certain exceptions, not to offer, issue, sell, transfer, contract to sell, encumber, grant any option for the sale of or otherwise dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.
Proposed Trading Symbol:	EHGO

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. Before deciding whether to invest in our ordinary shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our ordinary shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our ordinary shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

We may be unable to achieve or maintain profitability.

We have set goals to achieve profitability and if achieved, to progressively improve our profitability over time by growing our sales, increasing our gross margin and reducing our expenses as a percentage of sales. There can be no assurance that we will achieve our enhanced profitability goals. Factors that could significantly adversely affect our efforts to achieve these goals include, but are not limited to, the failure to:

•	grow our revenue through organic growth or through future acquisitions;

•	improve our revenue mix by investing (including through acquisitions) in businesses that provide higher margins than we have been able to generate historically;

•	Reduce the cost of supply and source low-cost alternatives within the supply chain ;

•	improve our gross margins through the utilization of improved pricing practices and technology and sourcing savings;

•	maintain or reduce our overhead and support expenses as we grow;

•	effectively evaluate future inventory reserves;

•	collect monies owed from customers;

•	maintain relationships with our significant customers; and

•	integrate any businesses acquired.

Any of these failures or delays may adversely affect our ability to increase our profitability.

The industries in which we operate are highly competitive and fragmented, and demand for our products and services could decrease if we are not able to compete effectively.

The markets in which we operate are fragmented and highly competitive. Our competition includes other distributors and manufacturers that sell products directly to their respective customer base and some of our customers that resell our products. To a limited extent, retailers of electrical fixtures and supplies, maintenance, repair and operations supplies and contractors' tools also compete with us. We also expect that new competitors may develop over time as internet-based enterprises become more established and reliable and refine their service capabilities. Competition varies depending on product line, customer classification and geographic area.

We compete with a number of local and regional distributors and, in several markets and product categories, other national distributors. Several of our competitors in one or more of our business units have substantially greater financial and other resources than us. No assurance can be given that we will be able to respond effectively to such competitive pressures. Increased competition by existing and future competitors could result in reductions in sales, prices, volumes and gross margins that could materially adversely affect our business, financial condition and results of operations. Furthermore, our success will depend, in part, on our ability to maintain our market share and gain market share from competitors.

While we are a leader in the Chinese agile office solutions industry, which remains at an early stage of development. If new companies launch competing solutions in the markets in which we operate, we may face increased competition for membership. Our competitors include global players, up-and-coming local companies and traditional workspace operators. Some competitors may have more resources, operate in more jurisdictions and be able to provide a better member experience at more competitive prices.

In addition, contracts with municipalities and governmental agencies are often awarded and renewed through periodic competitive bidding. We may not be successful in obtaining or renewing these contracts, which could be harmful to our business and financial performance.

We are subject to competitive pricing pressure from our customers.

Certain of our largest customers historically have exerted significant pressure on their outside suppliers to keep prices low because of their market share and their ability to leverage such market share in the highly fragmented office supply industry. The economic downturn has resulted in increased pricing pressures from our customers. If we are unable to generate sufficient cost savings to offset any price reductions, our financial condition, operating results and cash flows may be adversely affected.

Our business depends on our ability to offer high-quality product and service that meets user preferences and demands.

We rely on our experience from past and current operations to offer, manage, and refine our high-quality product and service, which may not be effective as user preferences and market trends change. If we are unable to expand into new clients or further develop existing clients, our business may be adversely affected.

If we are unable to continue to offer high-quality product and service and enhance our product and service offerings, the reputation and attractiveness of our users could be compromised, and we may experience a decline in our user base, which could materially and adversely affect our business and results of operations.

We may not achieve the acquisition component of our growth strategy.

Acquisitions may continue to be an important component of our growth strategy; however, there can be no assurance that we will be able to continue to grow our business through acquisitions as we have done historically or that any businesses acquired will perform in accordance with expectations or that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove to be correct. Future acquisitions may result in the incurrence of debt and contingent liabilities, an increase in interest expense and amortization expense and significant charges relative to integration costs. Our strategy could be impeded if we do not identify suitable acquisition candidates and our financial condition and results of operations will be adversely affected if we overpay for acquisitions.

Acquisitions involve a number of special risks, including:

•	problems implementing disclosure controls and procedures for the newly acquired business;

•	unforeseen difficulties extending internal control over financial reporting and performing the required assessment at the newly acquired business;

•	potential adverse short-term effects on operating results through increased costs or otherwise;

•	diversion of management's attention and failure to recruit new, and retain existing, key personnel of the acquired business;

•	failure to successfully implement infrastructure, logistics and systems integration;

•	our business growth could outpace the capability of our systems; and

•	the risks inherent in the systems of the acquired business and risks associated with unanticipated events or liabilities, any of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we may not be able to obtain financing necessary to complete acquisitions on attractive terms or at all.

Fluctuating commodity prices may adversely impact our results of operations.

The cost of steel, aluminum, copper, ductile iron, polyvinyl chlorides ("PVC") and other commodities used in the products we distribute can be volatile. Although we attempt to resist cost increases by our suppliers and to pass on increased costs to our customers, we are not always able to do so quickly or at all. In addition, if prices decrease for commodities used in products we distribute, we may have inventories purchased at higher prices than prevailing market prices. Significant fluctuations in the cost of the commodities used in products we distribute have in the past adversely affected, and in the future may adversely affect, our results of operations and financial condition.

Product shortages may impair our operating results.

Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate product supply from manufacturers or other suppliers. Generally, our products are obtainable from various sources and in sufficient quantities. However, the loss of, or substantial decrease in the availability of, products from our suppliers, or the loss of our key supplier agreements, could adversely impact our financial condition, operating results and cash flows. In addition, supply interruptions could arise from shortages of raw materials, labor disputes or weather conditions affecting products or shipments, transportation disruptions or other factors beyond our control. Short- and long-term disruptions in our supply chain would result in a need to maintain higher inventory levels as we replace similar product, a higher cost of product and ultimately a decrease in our Net sales and profitability. A disruption in the timely availability of our products by our key suppliers would result in a decrease in our revenues and profitability, especially in our business units with supplier concentration. Although in many instances we have agreements with our suppliers, these agreements are generally terminable by either party on limited notice. Failure by our suppliers to continue to supply us with products on commercially reasonable terms, or at all, would put pressure on our operating margins and have a material adverse effect on our financial condition, operating results and cash flows. Short-term changes in the cost of these materials, some of which are subject to significant fluctuations, are sometimes, but not always passed on to our customers. Our inability to pass on material price increases to our customers could adversely impact our financial condition, operating results and cash flows.

We rely on third-party suppliers and long supply chains, and if we fail to identify and develop relationships with a sufficient number of qualified suppliers, or if there is a significant interruption in our supply chains, our ability to timely and efficiently access products that meet our standards for quality could be adversely affected.

We buy our products and supplies from suppliers located throughout the world. These suppliers manufacture and source products from the PRC and abroad. Our ability to identify and develop relationships with qualified suppliers who can satisfy our standards for quality and our need to access products and supplies in a timely and efficient manner is a significant challenge. We may be required to replace a supplier if their products do not meet our quality or safety standards. In addition, our suppliers could discontinue selling products at any time for reasons that may or may not be in our control or the suppliers' control. Our operating results and inventory levels could suffer if we are unable to promptly replace a supplier who is unwilling or unable to satisfy our requirements with a supplier providing similar products. Our suppliers' ability to deliver products may also be affected by financing constraints caused by credit market conditions, which could negatively impact our revenue and cost of products sold, at least until alternate sources of supply are arranged.

In addition, since some of the products that we distribute are produced in foreign countries, we are dependent on long supply chains for the successful delivery of many of our products. The length and complexity of these supply chains make them vulnerable to numerous risks, many of which are beyond our control, which could cause significant interruptions or delays in delivery of our products. Factors such as political instability, the financial instability of suppliers, suppliers' noncompliance with applicable laws, trade restrictions, labor disputes, currency fluctuations, changes in tariff or import policies, severe weather, terrorist attacks and transport capacity and cost may disrupt these supply chains and our ability to access products and supplies. For example, if the government of China were to reduce or withdraw the tax benefits they provide our Chinese suppliers, the cost of some of our products may increase and our margins could be reduced. We expect more of our products will be imported in the future, which will further increase these risks. If we increase the percentage of our products that are sourced from lower-cost countries, these risks will be amplified. Moreover, these risks will be amplified by our ongoing efforts to consolidate our supplier base across our business units. A significant interruption in our supply chains caused by any of the above factors could result in increased costs or delivery delays and result in a decrease in our Net sales and profitability.

We have substantial fixed costs and, as a result, our operating income is sensitive to changes in our net sales.

A significant portion of our expenses are fixed costs (including personnel), which do not fluctuate with net sales. Consequently, a percentage decline in our net sales could have a greater percentage effect on our operating income if we do not act to reduce personnel or take other cost reduction actions. Any decline in our Net sales would cause our profitability to be adversely affected. Moreover, a key element of our strategy is managing our assets, including our substantial fixed assets, more effectively, including through sales or other disposals of excess assets. Our failure to rationalize our fixed assets in the time, and within the costs, we expect could have an adverse effect on our results of operations and financial condition.

The development of alternatives to distributors in the supply chain could cause a decrease in our sales and operating results and limit our ability to grow our business.

Our customers could begin purchasing more of their products directly from manufacturers, which would result in decreases in our Net sales and earnings. Our suppliers could invest in infrastructure to expand their own local sales force and sell more products directly to our customers, which also would negatively impact our business.

In addition to these factors, our customers may elect to establish connections with their own manufacturing and distribution facilities or service intermediaries, thus curtailing our business opportunities to grow our membership base that use our self-devised office total solutions platform. These changes in the supply chain could adversely affect our financial condition, operating results and cash flows.

Failure to appropriately evaluate the credit profile of our customers and/or delay in settlement of accounts receivable from our customers could materially and adversely impact our operating cash flow. It may result in significant provisions and impairments on our accounts receivable which in turn would have a material adverse impact on our business operations, results of operation, financial condition, and our business pursuits and prospects.

We had $486,784 and $393,412 for doubtful accounts as of March 31, 2022, and 2021. Our customers include various levels of government and state-owned entities. Due to the nature of the customers and the practice of the industry, the Company generally allows a credit period of 30 days to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow budget or various levels of approvals. For example, the average accounts receivable turnover period was approximately 63 days and 59 days for the fiscal years ended March 31, 2022 and 2021, respectively. Due to uncertainty of the timing of collection, we established an allowance for doubtful accounts based on individual account analysis and historical collection trends. We established a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures and a provision on historical trends of collections. Based on the management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and an aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. We recorded bad debt expenses (reversal) of $266,945 and $(45,736) during the years ended March 31, 2022, and 2021, respectively.

While we have implemented policies and measures to improve our management of credit risk and have expanded our efforts in the collection of overdue or long outstanding accounts receivable, there is no assurance that our substantial accounts receivable position with respect to our reported revenue (on a net basis) will not persist in the future given the nature of our business. Any deterioration of the credit profile of our customers or any failure or delay in their settlement of our accounts receivable could put tremendous pressure on our operating cash flow and may result in a material and adverse impact on our business operations, results of operations, and financial condition.

Issues or defects with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our financial condition.

We may experience issues or defects with products that may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities. Any of these activities could result in increased governmental scrutiny, harm to our reputation, reduced demand by customers for our products, decreased willingness by our service providers to provide support for those products, absence or increased cost of insurance, or additional safety and testing requirements. Such results could divert development and management resources, adversely affect our business operations, decrease sales, increase legal fees and other costs, and put us at a competitive disadvantage compared to other companies not affected by similar issues with products, any of which could have a significant adverse effect on our financial condition and results of operations.

Interruptions in the proper functioning of IT systems could disrupt operations and cause unanticipated increases in costs or decreases in revenues, or both.

Because we use our information systems to, among other things, manage inventories and accounts receivable, make purchasing decisions and monitor our results of operations, the proper functioning of our IT systems is critical to the successful operation of our business. Although our IT systems are protected through physical and software safeguards and remote processing capabilities exist, IT systems are still vulnerable to natural disasters, power losses, unauthorized access, telecommunication failures and other problems. If critical IT systems fail, or are otherwise unavailable, our ability to process orders, track credit risk, identify business opportunities, maintain proper levels of inventories, collect accounts receivable and pay expenses and otherwise manage our business units would be adversely affected.

The implementation of our technology initiatives could disrupt our operations in the near term, and our technology initiatives might not provide the anticipated benefits or might fail.

We have made, and will continue to make, significant technology investments in each of our business units and in our administrative functions. Our technology initiatives are designed to streamline our operations to allow our associates to continue to provide high quality service to our customers and to provide our customers a better experience, while improving the quality of our internal control environment. The cost and potential problems and interruptions associated with the implementation of our technology initiatives could disrupt or reduce the efficiency of our operations in the near term. In addition, our new or upgraded technology might not provide the anticipated benefits, it might take longer than expected to realize the anticipated benefits or the technology might fail altogether.

We may face allegations of damage caused by maintenance engineer infringement, it may have a material adverse effect on the company's operating results and financial conditions.

We engage maintenance engineers in two ways, one is to hire maintenance engineers by signing a labor contract, the other is to sign a cooperation agreement with a third party and the third party appoints a maintenance engineer. Even if the labor contract and the third-party cooperation agreement clearly and strictly stipulates work standards , the maintenance engineers may not strictly implement the existing work standards. Although the cooperation agreement with third party also stipulates that any liability arising from the maintenance service shall be borne by the third party, we may encounter incidents of breach of code of conduct from the staff, safety accidents, or even criminal liability that may lead to risks or liability in the future. If such safety accidents, other incidents or the criminal liability are not handled properly, it may have an adverse impact on our brand and ability to operate.

We are subject to payment processing risk.

Our customers pay for our product and service may using a variety of different online payment methods. We rely on third parties to process such payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as delays in receiving payments from payment processors and/or changes to rules or regulations concerning payment processing, our revenue, operating expenses and results of operation could be adversely impacted.

A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

Our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

Our failure to successfully manage our business expansion, including our expansion into new areas of business, would have a material adverse effect on our results of operations and prospects.

We made investments in business expansion in line with our development strategy through organic growth in the past. In addition, we may, from time to time and when we deem appropriate, expand into new industries which we believe have synergies with our existing operations. Our expansion has created, and will continue to place, substantial demand on our resources. Managing our growth and integrating the acquired businesses will require us to, among other things:

•	comply with the laws, regulations and policies applicable to the acquired businesses, including obtaining timely approval for the construction or expansion of production and mining facilities as required under the relevant PRC laws;

•	maintain adequate control on our business expansion to prevent, among other things, service delays or cost overruns;

•	accumulate expertise and experience in managing the new businesses;

•	gain market acceptance for new products and services and establish relationships with new customers and suppliers;

•	manage relationships with employees, customers and business partners during the course of our business expansion and integration of new businesses;

•	attract, train and motivate members of our management and qualified workforce to support successful business expansion;

•	access debt, equity or other capital resources to fund our business expansion, which may divert financial resources otherwise available for other purposes;

•	divert significant management attention and resources from our other businesses; and

•	strengthen our operational, financial and management controls to maintain the reliability of our reporting processes.

Any significant difficulty in meeting the foregoing or similar requirements could delay or otherwise constrain our ability to implement our expansion plans or result in failure to achieve the expected benefits of the combination or acquisition or write-offs of acquired assets or investments, which in turn would limit our ability to increase operational efficiency, reduce marginal manufacturing costs or otherwise strengthen our market position. Failure to obtain the intended economic benefits from the business expansion could adversely affect our business, financial condition, results of operations and prospects. In addition, we may also experience mixed results from our expansion plans in the short term.

We may not achieve the benefits we expect from recent and future investments and acquisitions and our operations may be materially adversely affected by such investments and acquisitions.

We have made equity investments in or acquisitions of businesses that we believe may complement our existing business or may improve the experience of our customers. While we believe those initiatives may benefit our business long term, such decisions may adversely impact our short- or medium-term operating results. Further, if the businesses we acquire or in which we invest do not subsequently achieve the synergies we expect or do not generate the financial and operational benefits we expect, our investments and acquisitions may not benefit our business strategy or generate sufficient revenues to offset the associated investment or acquisition costs.

Investments and acquisitions present financial, managerial and operational challenges, including difficulty in integrating our operations with businesses we acquire or in which we invest, potential disruption of our ongoing business and distraction of management attention and risks associated with offering new products and services or entering additional markets.

We have limited experience in these new businesses and services and may fail to generate sufficient revenue or other value to justify our investments in these businesses and services. Our customers may not respond favorably to our new services and solutions, which could damage our public image and market reputation and adversely affect our business.

Growth of our business will partially depend on the recognition of our brand. Failure to maintain, protect and enhance our brand would limit our ability to expand or retain our customer base, which would materially adversely affect our business, financial condition and results of operations.

We believe that recognition of our brand among customers and business partners has reduced customer acquisition costs and contributed to the growth and success of our business. Maintaining, protecting and enhancing our brand remains critical to our business and market position. Maintaining, protecting and enhancing our brand depends on several factors, including our ability to:

•	maintain the quality and attractiveness of the services we offer;

•	maintain relationships with landlords and other business partners;

•	increase brand awareness through marketing and brand promotion activities;

•	comply with relevant laws and regulations;

•	compete effectively against existing and future competitors; and

•	preserve our reputation and goodwill generally and in the event of any negative publicity on our services and data security, or other issues affecting us, and China’s agile office space industry in general.

A public perception that we, or other industry participants do not provide satisfactory services, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and negatively impact our ability to attract and retain customers, as well as our business, financial condition and results of operations.

Our success depends upon our ability to attract, train and retain highly qualified associates and key personnel.

To be successful, we must attract, train and retain a large number of highly qualified associates while controlling related labor costs. Our ability to control labor costs is subject to numerous external factors, including prevailing wage rates and health and other insurance costs. We compete with other businesses for these associates and invest significant resources in training and motivating them. There is no assurance that we will be able to attract or retain highly qualified associates in the future, including, in particular, those employed by companies we acquire. A very small proportion of our employees are currently covered by collective bargaining or other similar labor agreements. Historically, the effects of collective bargaining and other similar labor agreements on us have not been significant. However, if a larger number of our employees were to unionize, including in the wake of any future legislation that makes it easier for employees to unionize, the effect on us may be negative. Any inability by us to negotiate acceptable new contracts under these collective bargaining arrangements could cause strikes or other work stoppages, and new contracts could result in increased operating costs. If any such strikes or other work stoppages occur, or if other employees become represented by a union, we could experience a disruption of our operations and higher labor costs. Labor relations matters affecting our suppliers of products and services could also adversely affect our business from time to time.

In addition, our business results depend largely upon our chief executive officer and senior management team as well as our branch managers and sales personnel, including those of companies recently acquired, and their experience, knowledge of local market dynamics and specifications and long-standing customer relationships. We customarily sign employment letters providing for an agreement not to compete with key personnel of companies we acquire in order to maintain key customer relationships and manage the transition of the acquired business. Our inability to retain or hire qualified branch managers or sales personnel at economically reasonable compensation levels would restrict our ability to grow our business, limit our ability to continue to successfully operate our business and result in lower operating results and profitability.

We do not have business insurance coverage. Any future business liability, disruption or litigation we experience might divert management focus from our business and could significantly impact our financial results.

Availability of business insurance products and coverage in China is limited, and most such products are expensive in relation to the coverage offered. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurances on commercially reasonable terms make it impractical for us to maintain such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Accordingly, a business disruption, litigation or natural disaster may result in substantial costs and divert management’s attention from our business, which would have an adverse effect on our results of operations and financial condition.

We may not be able to identify new products and new product lines and integrate them into our distribution network, which may impact our ability to compete.

Our business depends in part on our ability to identify future products and product lines that complement existing products and product lines and that respond to our customers' needs. We may not be able to compete effectively unless our product selection keeps up with trends in the markets in which we compete or trends in new products. In addition, our ability to integrate new products and product lines into our distribution network could impact our ability to compete. Furthermore, the success of new products and new product lines will depend on market demand and there is a risk that new products and new product lines will not deliver expected results, which could negatively impact our future sales and results of operations. Our expansion into new markets may present competitive, distribution and regulatory challenges that differ from current ones. We may be less familiar with the target customers and may face different or additional risks, as well as increased or unexpected costs, compared to existing operations. Growth into new markets may also bring us into direct competition with companies with whom we have little or no past experience as competitors. To the extent we are reliant upon expansion into new geographic, industry and product markets for growth and do not meet the new challenges posed by such expansion, our future sales growth could be negatively impacted, our operating costs could increase, and our business operations and financial results could be negatively affected.

Our business will likely require substantial capital expenditures that we may not always be able to obtain at reasonable costs and on acceptable terms. Our results of operations, cash flows, business, financial condition, could be adversely affected if we fail to implement our business strategy, including our growth initiatives.

Our company is in a capital and technology intensive industry which may require substantial capital expenditure. We may need to seek external financing, such as bank and other loans as well as bond offerings, to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of factors, such as our credit ratings, financial market conditions and our past or projected financial performance. Rating agencies may downgrade or withdraw our ratings or place us on “credit watch” based on their assessment of a wide range of factors. For example, records of net losses may result in a deterioration of our credit ratings. We recorded a net operation cash flow of $(159,416)and $2,499,042 for the years ended March 31, 2022 and 2021 , respectively. We could incur losses in the future, which may adversely affect our corporate ratings and increase our borrowing costs and limit our access to capital markets. Other factors that may be viewed as negative by the rating agencies may also adversely affect our corporate ratings, such as any significant decrease of market price of our products, any significant increase in our level of debt, any negative development in our ongoing or planned projects and so on. In addition, if financial markets experience significant volatility and disruption, it may result in a decrease in the availability of liquidity and credit for borrowers and increase in interest rate or other financing cost. Failure to obtain sufficient funding at reasonable costs and on acceptable terms for our development plans could delay, reduce the scope of, or eliminate future activities or growth initiatives and adversely affect our business and prospects.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy. We may not be able to successfully implement our business strategy or be able to continue improving our operating results. In particular, we may not be able to continue to achieve all operating cost savings, further enhance our product mix, expand into selected targeted regions or continue to mitigate our exposure to metal price fluctuations.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares may decline.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal years ended March 31, 2022 and 2021, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of March 31, 2022. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

To remedy our previously identified material weakness, we and the VIEs have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting. These measures include the following:

(i)	The VIEs to hire new accounting staff and consultant with appropriate U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework.

(ii)	We and the VIEs to complement and continue to develop an ongoing program in the form of online courses to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC financial reporting requirements. We have also organized and will continue to organize monthly seminars to provide the team an opportunity to communicate and discuss the courses to enhance their understanding. In addition, we have developed internal policy to encourage our accounting staff to obtain U.S. CPA certification.

(iii)	We and the VIEs have assigned, and plan to continue to improve, clear oversight roles and responsibilities for accounting and financial reporting staffs to address accounting and financial reporting issues, especially for non-recurring and complex transactions, to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements. Entries are made by accounting staffs, approved by accounting managers and reviewed by our Chief Financial Officer.

(iv)	We and the VIEs have taken steps to build and enhance an internal control function. Particularly, each department within the VIEs has built, and plan to continue improve, rules for daily operations to ensure critical risks are managed and mitigated. We have also established control matrix, narrative and flow chart to facilitate self-testing and external audit. We are in the process of standardization and documentation of our daily control activities and expect this to complete by the end of 2022. In addition, we plan to build an internal audit and financial due diligence team to assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control on a quarterly and annual basis.

However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of March 31, 2022. Due to the nature of the remediation process and the need to allow adequate time after implementation to evaluate and test the effectiveness of the controls, management expects the material weaknesses will be fully remediated in approximately fifteen to eighteen months, and expected the cost to be approximately $160,000 annually.

In addition, once we cease to be an “emerging growth company” as such term is defined under the Jumpstart Our Business Startups Act, or JOBS Act, Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002, pursuant to which our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our second annual report on Form 20-F following the consummation of this offering. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, or if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team lacks experience in managing a company publicly traded in the U.S., interacting with public company investors and complying with the increasingly complex laws pertaining to U.S.-listed public companies. Prior to the completion of this offering, we mainly operate our businesses as a private company in the PRC. As a result of this offering, our company will become subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S.-listed public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial conditions and results of operations.

We will incur increased costs as a result of being a public company.

Once we become a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company prior to our initial public offering. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur ongoing additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pension insurance, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.

Our internet-based business depends on the performance and reliability of the internet infrastructure. We cannot assure you that the internet infrastructure we depend on will remain sufficiently reliable for our needs. Any failure to maintain the performance, reliability, security or availability of our network infrastructure may cause significant damage to our ability to attract and retain users and clients. Major risks involving our network infrastructure include:

•	breakdowns or system failures resulting in a prolonged shutdown of our servers;

•	disruption or failure in the national backbone networks in China, which would make it impossible for users and clients to access our online and mobile platforms;

•	damage from natural disasters or other catastrophic events such as typhoon, volcanic eruption, earthquake, flood, telecommunications failure, or other similar events; and

•	any infection by or spread of computer viruses or other system failures.

Any network interruption or inadequacy that causes interruptions in the availability of our online and mobile platforms or deterioration in the quality of access to our online and mobile platforms could reduce user and client satisfaction and result in a reduction in the activity level of our users and clients as well as the number of clients making trading transactions on our platform. Furthermore, increases in the volume of traffic on our online and mobile platforms could strain the capacity of our existing computer systems and bandwidth, which could lead to slower response times or system failures. The internet infrastructure we depend on may not support the demands associated with continued growth in internet usage. This could cause a disruption or suspension in our service delivery, which could hurt our brand and reputation. We may need to incur additional costs to upgrade our technology infrastructure and computer systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher volumes of traffic and transaction in the future.

We may experience a failure in or breach of our operational or information security systems, or those of our third-party service providers, as a result cyber-attacks or information security breaches.

Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. A failure in or breach of our operational or information security systems, or those of our third-party service providers, because of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and/or cause losses. As a result, cyber security and the continued development and enhancement of the controls and processes designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for us. Although we believe that we have robust information security procedures and other safeguards in place, as cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.

We may become subject to a variety of laws and regulations in the PRC where we operate regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen's personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People's Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users' consent, collect their personal information, and may only collect users' personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People's Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties. On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which will take effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Review Measures Draft, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Review Measures Draft further requires that critical information infrastructure operators (“CIIOs”) and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries. The deadline for public comments on the Review Measures Draft was July 25, 2021. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

Under the Data Security Law enacted on September 1, 2021, we will not be subject to the cybersecurity review by the CAC for this offering, given that: (i) our products and services are offered not directly to individual users but through our institutional customers; (ii) we do not possess a large amount of personal information in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Draft Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Draft Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are a company limited by shares incorporated in the British Virgin Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States and the proceeds of this offering will primarily be held in banks outside of the United States. All of our officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers. See “Enforceability of Civil Liabilities.”

Since our directors and officers currently own 80.55% of our ordinary shares, and will own at least       % of our ordinary shares following the Offering, they will have great impact in electing directors and approve matters requiring shareholder approval by way of ordinary resolution or special resolution.

Our directors and officers currently own 80.55% of our ordinary shares and will own at least       % of our ordinary shares following the Offering. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our ordinary shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their ordinary shares.

Renewal of Junzhang Shanghai’s High-Tech Enterprise status could not be assured. Accordingly, we may lose tax-incentives granted by the Chinese government, which could lead to a negative implication on our business operations and revenues.

China’s Ministry of Science & Technology, Ministry of Finance and State Administration of Taxation have jointly revised and improved the “Measures for Administration of Accreditation of High-Tech Enterprises (Guo Ke Fa Huo [2016] No.32).” which include multiple policies that aim to promote and benefit high-tech enterprises. On November 7, 2019, our enterprise met all the requirements and successfully gained the High-Tech status. The status certificate will be valid for three years after the issue date, affording us with tax incentives such as a reduced 15% corporate income tax (CIT) and staff training reimbursements.

With significant tax incentives provided for enterprises with the qualification, China’s government is accordingly stringent in its regulation and inspection of companies applying for the benefits. Organizations to conduct a review. If the enterprise is found to not comply with the conditions, high-tech enterprise status will be withdrawn, and tax authorities will be notified. In addition, status eligibility and requirements may be adjusted and imposed, affecting our certification in the future. Accordingly, it may also potentially have a negative impact on our business. We cannot provide any assurances as to whether such status or tax incentive could be retained in the future.

Certain industry data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

This prospectus contains certain industry data and information from third-party sources. We have not independently verified the data and information contained in such third-party publications and reports. Data and information in such third-party publications and reports may use third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

Statistical data in these publications also include projections based on a number of assumptions. The agile office space industry may not grow at the rates projected by market data, or at all. If any of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. Material slowdown of the agile office space industry against the projected rates may have materially adversely affect our business and the market price of our ordinary shares.

Market, economic and other conditions in China may adversely affect the demand for our products and services.

Our industry depends upon the overall level of economic conditions and consumer spending in China. A sustained deterioration in the general economic conditions in China, including any turmoil in the economy, distresses in financial markets, or reduced market liquidity, as well as increased government intervention, may reduce the number of our customers. Small-to-medium size business owners, in particular, are more susceptible to adverse changes in market, economic and regulatory conditions and the level of consumption in China. As a result, the demand for our existing and new products and services could decrease, and our financial performance could be adversely affected.

Adverse market trends may affect our financial performance. Such trends may include, but are not limited to, the followings:

●	fluctuations in consumer demand, which reflect the prevailing economic and demographic conditions;

●	low levels of consumer and business confidence associated with recessionary environments which may in turn reduce consumer spending.

We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

China has experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic or pandemic diseases, and any similar event could materially impact our business in the future. If a disaster or other disruption occurred that affects the regions where we operate our business, the resulting loss of personnel and damage to property could materially adversely affect our business. Even if we are not directly affected, such a disaster or disruption could affect the operations or financial condition of our ecosystem participants, which could harm our results of operations.

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, COVID-19 or other disease. In December 2019, a novel strain of coronavirus (“COVID-19”) surfaced in China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, infections have spread globally. The World Health Organization declared COVID-19 to constitute a “Public Health Emergency of International Concern” on January 30, 2020 and characterized it as a pandemic on March 11, 2020.

To contain the COVID-19 outbreak, the PRC government imposed strict measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, temporary closure of business premises, and postponed resumption of business.

As some of our customers are vulnerable to the COVID-19 outbreak and the slowdown of the macroeconomic conditions, they could not make payments in a timely manner or stopped renewing their leases, resulting in decreased occupancy rates. Although China has controlled COVID-19 to some extent and our business started to recover in the second and third quarters of 2020, the potential impact brought by and the duration of the COVID-19 outbreak is difficult to assess or predict and the full impact of COVID-19 on our operations will depend on many factors beyond our control.

While it is unknown how long these conditions will last and what the complete financial effect will be on us, we are closely monitoring the impact of COVID-19. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 harms the Chinese and global economy in general.

Risks Related to Intellectual Property

If we are not able to adequately protect our proprietary intellectual property and information and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

The value of our business depends in part on our ability to protect our intellectual property and information, including our patents, trade secrets, and rights under agreements with third parties, in China and around the world, as well as our customer, employee, and customer data. Third parties may try to challenge our ownership of our intellectual property in China and around the world. In addition, intellectual property rights and protections in China may be insufficient to protect material intellectual property rights in China. Further, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights. The steps we have taken may not prevent unauthorized use of our intellectual property. We may need to resort to litigation to protect our intellectual property rights, which could result in substantial costs and diversion of resources. If we fail to protect our proprietary intellectual property and information, including with respect to any successful challenge to our ownership of intellectual property or material infringements of our intellectual property, this failure could have a significant adverse effect on our business, financial condition, and results of operations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

We rely substantially upon trade secret protection as well as non-disclosure agreements with our employees, consultants and third parties, and may in the future rely on copyright and/or trademark protection, to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

Third parties may assert ownership or commercial rights to inventions we develop, which could have a material adverse effect on our business.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. Any infringement claims or lawsuits, even if not meritorious, could be expensive and time consuming to defend, divert management’s attention and resources, require us to redesign our products and services, if feasible, require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, and/or may materially disrupt the conduct of our business.

In addition, we may face claims by third parties that our agreements with employees, contractors or third parties obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position.

Third parties may assert that our employees or contractors have wrongfully used or disclosed confidential information or misappropriated trade secrets, which could result in litigation.

We may employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or contractors have inadvertently or otherwise used or disclosed intellectual property or personal data, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our computer systems and operations may be vulnerable to security breaches, which could adversely affect our business.

We believe the safety of our computer network and our secure transmission of information over the internet will be essential to our operations and our services. Our network and our computer infrastructure are potentially vulnerable to physical breaches or to the introduction of computer viruses, abuse of use and similar disruptive problems and security breaches that could cause loss (both economic and otherwise), interruptions, delays or loss of services to our users. It is possible that advances in computer capabilities or new technologies could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information, cause interruptions in our operations or utilize our network without authorization. Security breaches also could damage our reputation and expose us to a risk of loss, litigation and possible liability. We cannot guarantee you that our security measures will prevent security breaches.

Risks Related to Our Corporate Structure and Operation

If the PRC government deems that the contractual arrangements in relation to Junzhang Shanghai or Junzhang Beijing, our consolidated variable interest entities, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (Edition 2020), which was promulgated on June 23, 2020 and implemented on July 23, 2020, and such major foreign investor in a Foreign-Invested Telecommunications Enterprise must have experience in providing value-added telecommunications services, or VATS, and maintain a good track record in accordance with the Administrative Provisions on Foreign-Invested Telecommunications Enterprises (revised in 2016), and other applicable laws and regulations.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct all of our operations through our subsidiaries established in PRC and the VIEs. We are the primary beneficiary of and receive the economic benefits of the VIE’s business operations through certain contractual arrangements. Our ordinary shares offered in this offering are shares of our offshore holding company instead of shares of the VIE in China. For a description of the VIE contractual arrangements, see “Corporate Structure - Contractual Arrangements with the VIE and Its Shareholders” On page 107.

The VIE contributed 100% of the Company’s consolidated results of operations and cash flows for the years ended March 31, 2022 and 2021, respectively. As of March 31, 2022 and 2021, the VIE accounted for 100% of the consolidated total assets and total liabilities of the Company.

We rely on and expect to continue to rely on our wholly owned PRC subsidiary’s contractual arrangements with Junzhang Shanghai and Junzhang Beijing and their shareholders to operate our business. These contractual arrangements may not be as effective in providing us with control over the VIEs as ownership of controlling equity interests would be in providing us with control over or enabling us to derive economic benefits from the operations of Junzhang Shanghai and Junzhang Beijing. Under the current contractual arrangements, as a legal matter, if Junzhang Shanghai and Junzhang Beijing or any of their shareholders executing the VIE Agreements fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a variable interest entity were to refuse to transfer their equity interests in such variable interest entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any variable interest entity or its shareholders terminate the contractual arrangements (iii) any variable interest entity or its shareholders fail to perform its/his/her obligations under these contractual arrangements, or (iv) if these regulations change or are interpreted differently in the future, our business operations in China would be materially and adversely affected, and the value of your shares would substantially decrease or even become worthless. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate businesses in China.

In addition, if any variable interest entity or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and our ability to generate revenues.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert our rights as thje primary beneficiary over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.

These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs.

If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. For example, if the shareholders of the VIEs refuse to transfer their equity interest in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third parties were to impair our control over the VIEs, our ability to consolidate the financial results of the VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

In the opinion our PRC legal counsel, each of the contractual arrangements among our WFOE, the VIE and its shareholders governed by PRC laws are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may ultimately take a view that is contrary to the opinion of our PRC legal counsel. In addition, it is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. PRC government authorities may deem that foreign ownership is directly or indirectly involved in the VIE’s shareholding structure. If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our VATS business. Furthermore, if we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including, without limitation:

●	revoking the business license and/or operating licenses of our WFOE or the VIE;

●	discontinuing or placing restrictions or onerous conditions on our operations through any transactions among our WFOE, the VIE and its subsidiaries;

●	imposing fines, confiscating the income from our WFOE, the VIE or its subsidiaries, or imposing other requirements with which we or the VIE may not be able to comply;

●	placing restrictions on our right to collect revenues;

●	shutting down our servers or blocking our app/websites;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exercise our rights as the primary beneficiary over the VIEs; or

●	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

●	taking other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIEs in our consolidated financial statements, if the PRC government authorities were to find our corporate structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIEs or our right to receive substantially all the economic benefits and residual returns from the VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIEs in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

As of the date of this prospectus, we are not aware any conflicts between the shareholders of the VIEs and us. However, the shareholders of the VIEs may have actual or potential conflicts of interest with us in the future. These shareholders may refuse to sign or breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We have 23 subsidiaries, 19 of which rely on each partner who holds 45% shares of each subsidiary. If we fail to manage our relationships with our subsidiary partners, we may face the competition from the partners in related-party transactions.

We have  23 subsidiaries all around China. In order to develop business and expand the local market, Junzhang Shanghai holds 55% equity in  19 out of 20 of its subsidiaries, and our local business partner holds 45% to develop business and expand the local market. Even if each subsidiary partner has signed the Confidentiality, Intellectual Property and Non-competition Agreements, according with the foregoing mentioned Agreement, each subsidiary partner shall keep confidential the information obtained during the cooperation period and shall not engage in business that competes with the business conducted by us and the subsidiaries during the cooperation period. If we fail to manage our relationship with existing subsidiary partner and the subsidiary partner develops the same or similar business as ours, our business and growth prospects may be materially and adversely affected.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

Investors in our ordinary shares should be aware that they are purchasing equity in Eshallgo Inc, our Cayman Island company, which does not directly own substantially all of our business in China conducted by the VIEs. Although we have been advised by our PRC legal counsel that our contractual arrangements constitute valid and binding obligations enforceable against each party of such agreements in accordance with their terms, they may not be as effective in providing control over Junzhang Beijing and Junzhang Shanghai, our operating entities, as direct ownership. If the PRC operating entities or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration or litigation in the PRC. However, the legal system in the PRC is not as developed as in other jurisdictions, such as the United States. There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the outcome of arbitration or litigation. These uncertainties could limit our ability to enforce these Contractual Arrangements. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities and may lose control over the assets owned by Junzhang Shanghai or Junzhang Beijing. Our financial performance may be adversely and materially affected as a result and we may not be eligible to consolidate the financial results of the PRC Operating Entities into our financial results.

If we exercise the option to acquire equity ownership of the VIE, the ownership transfer may subject us to certain limitations and substantial costs.

Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Edition), foreign investors are not allowed to hold more than 50% of the equity interests of any company providing value-added telecommunications services, including ICP services, with the exception of e-commerce, domestic multi-party communications, storage-forwarding, and call centers businesses. Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council, the main foreign investor who invests in a value-added telecommunications business in China must possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, or the Qualification Requirements. Currently none of the applicable PRC laws, regulations, or rules provides clear guidance or interpretation on the Qualification Requirements. We face the risk of not satisfying the requirement promptly. In addition, the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Edition) prohibits foreign investors from investing in internet culture activities with the exception of music. If the PRC laws were revised to allow foreign investors to hold more than 50% of the equity interests of value-added telecommunications enterprises, due to the necessity of ICP services, we might be unable to unwind the contractual arrangements before we were able to comply with the Qualification Requirements, or if we attempt to unwind the contractual arrangements before we are able to comply with the Qualification Requirements we may be ineligible to operate our value-added telecommunication and may be forced to suspend their operations, which could materially and adversely affect our business, financial condition, and results of operations.

Pursuant to the contractual arrangements, we have the exclusive right to purchase all or any part of the equity interests in the VIE from the respective equity holders for a nominal price, unless the relevant government authorities or PRC laws request that the equity interests be evaluated upon purchase and in which case the purchase price shall be adjusted based on the evaluation result. Subject to relevant laws and regulations, the respective equity holders shall return any amount of purchase price they have received to WFOE. If such a return of purchase price takes place, the competent tax authority may require WFOE to pay enterprise income tax for ownership transfer income, in which case the amount of tax could be substantial.

Our contractual arrangements may not be as effective in providing operational control as direct ownership and the VIE shareholders may fail to perform their obligations under our contractual arrangements.

Since Negative List stipulate that foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication enterprise (except for e-commerce, domestic multi-party communications, storage-forwarding, and call centers) and the main foreign investor of such enterprise must have experience in providing value-added telecommunications services overseas and maintain a good track record. Since we will launch our e-commerce businesses in office total solution imminently and PRC laws limit foreign equity ownership in such businesses in China, we have to operate value-added telecommunication businesses in China through the VIEs, in which we have no ownership interest and rely on a series of contractual arrangements with the VIEs and its respective equity holders to control and operate these businesses. Our revenue and cash flow from our such businesses are attributed to the VIEs. The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. Direct ownership would allow us, for example, to exercise our rights directly or indirectly as a shareholder to effect changes in the boards of directors of the VIEs, which, in turn, could effect changes, subject to any applicable fiduciary obligations at the management level. However, under the contractual arrangements, as a legal matter, if our VIE or its equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and resort to litigation or arbitration and rely on legal remedies under PRC laws. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective. In the event we are unable to enforce these contractual arrangements, or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exercise our rights as the primary beneficiary over the VIEs and may lose control over the assets owned by the VIE. As a result, we may be unable to consolidate the VIEs in our consolidated financial statements, which could materially and adversely affect our financial condition and results of operations.

We are trying to transfer the business, such as the offline office supply sales, leasing and aftersales maintenance services, that does not involve in the Negative List to the WFOE, in which we have the whole ownership interest, and we can fully control and operate these businesses.

Any failure by Junzhang Shanghai and Junzhang Beijing, our consolidated VIEs, or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We refer to the shareholders of the VIEs as their nominee shareholders because although they remain the holders of equity interests on record in the VIEs, pursuant to the terms of the relevant power of attorney, such shareholders have irrevocably authorized the individual appointed by WFOE to exercise their rights as a shareholder of the relevant VIEs. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of Junzhang Shanghai were to refuse to transfer their equity interest in Junzhang Shanghai to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Risks Related to Doing Business in the PRC—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exercise our rights as the primary beneficiary over our consolidated variable interest entities, and our ability to conduct our business may be negatively affected.

We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

We are a holding company and conduct substantially all of our business through our PRC subsidiary, which is a limited liability company established in China. We may rely on dividends to be paid by our PRC subsidiary to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

As of the date of this prospectus, we have not installed any cash management policies that dictate how funds are transferred between the holding company, the subsidiaries and the VIEs. Furthermore, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.

Under PRC laws and regulations, our PRC subsidiary, which is a wholly foreign-owned enterprise in China, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC subsidiary generates primarily all of its revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Junzhang HK. As of the date of this prospectus, EShallGo WFOE currently does not have plan to declare and pay dividends to Junzhang HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Junzhang HK intends to apply for the tax resident certificate when EShallGo WFOE plans to declare and pay dividends to WeTrade Technology. When EShallGo WFOE plans to declare and pay dividends to Junzhang HK and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm's-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries' tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of the VIEs increase or if they are required to pay late payment fees and other penalties.

Our operating income may be significantly affected by monetary policy adjustments. It may have a material adverse effect on the company's operating results and financial conditions.

Our operating income is mainly the rental interest income generated by the leasing business, and the company's profitability is mainly affected by the yield of the leasing business and the financing interest rate. As the People's Bank of China continues to relax interest rate controls, the volatility of interest rates may increase. If the interest rate level fluctuates, the leasing business yield and financing interest rate will also fluctuate, thereby affecting the Company's profitability.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

We rely on contractual arrangements with the VIEs to use, or otherwise benefit from, certain foreign restricted licenses and permits that we need or may need in the future as our business continues to expand, such as the internet content provider license, or the ICP license held by one of the VIEs.

The contractual arrangements contain terms that specifically obligate the VIEs' shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs' shareholders breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if the VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation, (“SMAR”) formerly known as the State Administration for Industry and Commerce (“SAIC”). We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We use two major types of chops: corporate chops and finance chops. Chops are seals or stamps used by a PRC company to legally authorize documents, often in place of a signature. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiary and consolidated VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiary and consolidated VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiary and consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. In addition, we also separate the authorized user of chops from the keeper of keys to the storage room and install security camera for the storage room. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiary and consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve the matter, while distracting management from our operations, and our business operations may be materially and adversely affected.

Certain judgments obtained against us by our shareholders may not be enforceable.

We conduct most of our operations in China and substantially all of our operations outside of the United States. Most of our assets are located in China, and substantially all of our assets are located outside of the United States. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Risks Related to Doing Business in the PRC

Substantial uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 FIL Draft, which expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the 2015 FIL Draft, VIEs that are controlled via contractual arrangement would also be deemed as foreign invested enterprises, if they are ultimately “controlled” by foreign investors.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

The Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021), as approved by the Central Committee of the Communist Party of China and the State Council became effective on January 1, 2022, upon which the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2020) issued by the National Development and Reform Commission and the Ministry of Commerce on June 23, 2020, was repealed. The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Under the Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

The PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes "foreign investors invest through any other methods under laws, administrative regulations or provisions prescribed by the State Council". Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, and then whether our contractual arrangement will be recognized as foreign investment, whether our contractual arrangement will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangement will be handled are uncertain.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

Therefore, these risks may result in a material change in business operations, significant depreciation of the value of our ordinary shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors. Recently, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, and avoiding conducting any activities that may be deemed as illegal fund-raising, forming capital pool or providing guarantee to investors under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the direct lending service industry in the future. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations relating to illegal fund-raising, forming capital pools or the provision of credit enhancement services. Moreover, we cannot rule out the possibility that the PRC government will institute a license requirement covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy, than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if the VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which were available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, the State Internet Information Office issued the Measures of Cybersecurity Review (Revised Draft for Comments, not yet effective) on July 10, 2021, which require operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. While we believe that our operations are not affected by this, as these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ). On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed listing would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and has replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. Furthermore, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year.   If the draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations.

As of the date of this prospectus, none of the VIEs’ operations involving e-commerce has commenced, and we do not expect to possess more than one million personal data of PRC individual clients, as we mainly target institutional clients. However, given the above uncertainties, it is unclear how the Revised Review Measures and the final draft Regulations on Network Data Security Management will affect us. We have been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC or other PRC authorities with respect to this offering, as well as regarding any annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we are not able to guarantee that we will obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. Our PRC shareholders are subject to SAFE regulations, and these shareholders have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from this offering and/or future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. On June 9, 2016, the SAFE promulgated SAFE Circular 16, which expands the application scope of the willingness settlement to include not only the capital of the foreign-invested enterprises but also the foreign debt fund and the fund from overseas listings. In January 2017, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Reform of Foreign Exchange Administration and Improving the Examination of Authenticity and Compliance (the “SAFE Circular 3”), which stipulates several policies and measures with respect to the outward remittance of foreign exchange profit from direct investment, which require that a bank that handles outward remittance of profits equivalent to more than USD 50,000 for a domestic entity shall, under the principle of true transactions, review the resolution of the board of directors on distribution of profits (or resolution of partners on distribution of profits), original tax record form, and audited financial statements, relating to the outward remittance, and stamp and endorse the relevant original tax record form with the actual remittance amount and remittance date of the profits. A domestic institution shall cover losses in the previous years as legally required before the outward remittance of profits. Besides, SAFE Circular 3 strengthens the examination of authenticity and compliance of outbound direct investment by requiring that when undergoing the registration and outward remittance formalities for outbound direct investment, a domestic entity shall, in addition to submitting relevant materials for examination as required, explain the source of the investment funds and the use of funds (use plan) to the bank, and provide the resolution of the board of directors (or the resolution of partners), contract, or other proof on authenticity of such investment. Banks shall strengthen the examination of authenticity and compliance. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the PBOC, NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our Affiliate Entities or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries, including from the proceeds of this offering, are subject to the above PRC regulations. We may not be able to obtain necessary government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary, the VIE and the VIE’s subsidiaries, or may make additional capital contributions to our PRC subsidiary, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE.

We may transfer funds to our PRC subsidiary, which is FIE under PRC laws, or finance such FIE by means of shareholder loans or capital contributions upon completion of our offerings. Any such loans to the FIE cannot exceed statutory limits, which is either the difference between the registered capital and the total investment amount of such FIE, or a multiple of the FIE's net assets in the previous year, and shall be registered or filed with SAFE, or its local counterparts. Furthermore, any capital contributions we make to the FIE shall be field with the MOFCOM or its local counterparts. We may not be able to obtain these government registrations, filing or approvals on a timely basis, if at all. If we fail to receive such registrations, filing or approvals, our ability to provide loans or capital contributions to the FIEs in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business. In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. SAFE promulgated Circular 45 on November 16, 2011 in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE's approval, and may not in any case use such capital to repay RMB loans if proceeds of such loans have not been utilized. Violations of Circular 142 or Circular 45 may result in severe penalties. On March 30, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular 142 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular 142 are lifted. Under SAFE Circular 19, the settlement of foreign exchange by FIEs shall be governed by the policy of foreign exchange settlement at will. In June 2016, SAFE promulgated Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which removed certain restrictions previously provided under several SAFE circulars in respect of conversion by an FIE of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 19 and SAFE Circular 16 also reiterate that the settlement of foreign exchange shall only be used for purposes within the business scope of the FIEs. As a result, the applicable circulars may significantly limit our ability to transfer the net proceeds from our initial public offering and subsequent offerings or financings to our FIEs, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

If the VIEs require financial support from us or our PRC subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIE’s operations will be subject to statutory limits and restrictions, including those described above. These circulars may limit our ability to transfer the net proceeds from this offering to the VIEs and our PRC subsidiary, and we may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies in China. Despite the restrictions under these SAFE circulars, our PRC subsidiary may use its income in Renminbi generated from their operations to finance the VIEs through entrustment loans to the VIEs or loans to the VIEs’ shareholders for the purpose of making capital contributions to the VIEs. In addition, our PRC subsidiary can use Renminbi funds converted from foreign currency registered capital to carry out any activities within their normal course of business and business scope, including to purchase or lease servers and other relevant equipment and fund other operational needs in connection with their provision of services to the relevant VIE under the applicable exclusive technical support agreements.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or the VIE or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Chinese Ministry of Commerce (“MOFCOM”) published a discussion draft of the proposed Foreign Investment Law in January 2015 (the “Draft FIL”). The Draft FIL embodies an expected Chinese regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

Among other things, the Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise (“FIE”). The Draft FIL specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance, treated as a Chinese domestic investor provided that the entity is “controlled” by Chinese entities and/or citizens. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a Negative List to be separately issued by the State Council later. Unless the underlying business of the FIE falls within the Negative List, which calls for market entry clearance, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

On December 27, 2021, the NDRC and MOFCOM, jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective and replaced the previous version on January 1, 2022. Pursuant to the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Based on a set of Q&A published on the NDRC’s official website, a NDRC official indicated that after a PRC company submits its application for overseas listing to the CSRC and where matters relating to prohibited businesses under the Negative List are implicated, the CSRC will consult the regulatory authorities having jurisdiction over the relevant industries and fields.

Because the Overseas Listing Rules are currently in draft form and given the novelty of the Negative List, there remain substantial uncertainties as to whether and what requirements, including filing requirements, will be imposed on a PRC company with respect to its listing and offerings overseas as well as with the interpretation and implementation of existing and future regulations in this regard. For example, it is unclear as to whether the approval requirement under the Negative List will apply to follow-on offerings by PRC companies engaged in prohibited businesses and whose offshore holding company is listed overseas. If such approval is in fact required and given the NDRC’s indication of CSRC’s involvement in the approval process, there is also a lack of clarity on the application procedure, requirement and timeline which may not be resolved until the Overseas Listing Rules, which provide for the filing procedures of the overseas offering and listing of a PRC company with the CSRC, is enacted.  If the Overseas Listing Rules are enacted in the current form before the completion of this offering, we will be required to make a filing with the CSRC in connection with this offering within three business days after its completion. If the approval requirement under the Negative List applies to follow-on offerings by PRC companies whose offshore holding company is listed overseas, we may be required to obtain an approval for this offering or we may be required to relinquish our licenses pertaining to prohibited businesses. If we relinquish or are required to relinquish these licenses, while we do not expect our business operation to be materially adversely affected, we are uncertain whether or when the relevant procedures will be completed.

The development, manufacture and sales of construction materials products and manufacturing equipment are not currently subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment (Amended in 2017), or the Catalogue, issued by the National Development and Reform Commission and the Ministry of Commerce on June 28, 2017 and became effective on July 28, 2017. The Draft FIL, if enacted as proposed, will not materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects. However, should the development, manufacture and sales of construction materials products and manufacturing equipment become subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment then the viability of our current corporate structure, corporate governance and business operations may be materially impacted in many aspects.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Furthermore, from time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

We must remit the offering proceeds to the PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.

The proceeds of this offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of this offering. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. In order to remit the offering proceeds to the PRC, we will take the following actions:

First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to State Administration for Foreign Exchange (“SAFE”) certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company.

Second, we will remit the offering proceeds into this special foreign exchange account.

Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete but is required by law to be accomplished within 180 days of application. Until the abovementioned approvals, the proceeds of this offering will be maintained in an interest-bearing account maintained by us in the United States.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Because our business is conducted in RMB and the price of our ordinary shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currently of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our ordinary shares offered by this prospectus are offered in United States dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business or financial condition.

We are a holding company, and we principally rely on dividends and other distributions on equity that may be paid by our PRC subsidiaries and remittances from the VIE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our ordinary shares and service any debt we may incur. If any of our PRC subsidiaries, the VIE, or its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in China, may pay dividends only out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds, and staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of the VIE to make remittance to our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as Circular 82, which has provided certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” Although our board of directors and management are located in the PRC, it is unclear if the PRC tax authorities will determine that we should be classified as a PRC “resident enterprise.”

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our ordinary shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our ordinary shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our ordinary shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. We intend to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate.

We are currently delinquent on our statutory obligations to make social insurance and housing provident fund contributions for our employees in China, which may subject us to fines or other penalties by government authorities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by making social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for and on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with laws and regulations on social insurance.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by the Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies with the applicable housing provident fund management center is compulsory, and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

The government supervision of social insurance policy has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As a common phenomenon in China, some of our PRC operating entities incorporated in various locations in China have not adequately paid social insurance and housing provident fund contributions for our employees. According to the Social Insurance Law of the People’s Republic of China, we may be ordered to pay the outstanding social insurance contributions within a prescribed deadline and liable for a late payment fee equal to 0.2% of the outstanding amount for each day of delay, in addition to a fine a fine ranging from RMB 10,000 to RMB 50,000. Furthermore, we may be liable for a fine of one to three times the amount of the outstanding contributions, provided that we still fail to pay the outstanding social insurance contributions within the prescribed deadline. In addition, according to the Regulations on the Administration of Housing Provident Fund, we may be ordered by the Housing Accumulation Fund Management Center to deposit the outstanding funds within a time limit. If we fail to deposit such amounts within the time limit, the Center may petition a people’s court to enforce the payment. As of March 2022, the Company has an estimate of $85,265 in its late payment of social insurance contribution and housing provident fund, and a potential of an estimated $17,659 in late fees. However, due to the varying local policies and other factors, such as a company’s relationship with the local government, each subsidiary or VIE in China may be subject to different treatment. Due to this issue being prevalently faced by the majority of the businesses in China, it has become highly discretional for the local government to decide whether to enforce compliance with the employee social fund regulations, if at all. As of the date of the prospectus, given that (i) the requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations; (ii) pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering unpaid social insurance premiums from enterprises; (iii) as of the date of this Prospectus, the Company had not received any notice or order from the relevant government authorities requesting us to pay the social insurance premiums or housing funds in full; (iv) as of the date of this Prospectus, the Company had not received any complaint or report on outstanding social insurance premiums or housing funds, nor had them had any labor dispute or lawsuit with their employees on payments of social insurance premiums or housing provident fund; and (v) the Company had not been subject to any administrative penalties, the Company has not made any provisions in connection with the shortfall of its social insurance contribution and housing provident funds for the year ended March 31, 2022. Furthermore, as of the date of the prospectus, we are not aware of any action, claim, investigation or penalties being conducted or threatened by any government authorities. However, if we are fined or otherwise penalized by government authorities due to our failure to adequately pay social insurance and housing provident fund contributions for our employees, our financial condition may be negatively impacted.

We may face administrative penalty if we fail to register the correct business address.

According to Article 7 of the Company Law of the People's Republic of China (2018 Amendment), a company's business license shall specify the company's name and domicile. If the items recorded in the company's business license have been changed, the company shall register these changes for the company registration authority to reissue the business license. According to Article 68 of the Regulations on the Administration of Companies Registration of the People’s Republic of China (2016 Amendment), the company registration authority shall order the registration within a time limit and those who fail to register within the time limit shall be fined not less than 10,000 yuan but not more than 100,000 yuan.

Currently, Junzhang Shanghai and a few of its subsidiaries, such as Shanghai Changyun Industrial Development Co., Ltd., Xi’an EShallGo Information Technology Co., Ltd., and EShallGo Office Supplies (Shanghai) Co., Ltd., do not have consistent business address and registered address. This may cause these subsidiaries to face administrative penalties if governmental agencies cannot contact the companies should issues arise.

Changes in international trade policies, trade dispute or the emergence of a trade war, may have a material adverse effect on our business.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers, network carriers and other partners.

International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Tariffs could increase the cost of the goods and products which could affect consumers’ discretionary spending levels and therefore adversely impact our business. In addition, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on consumer confidence, which could adversely affect our business.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our stock.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings or any of our other public pronouncements.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. For  example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB 2 billion, and at least two of these operators each had a turnover of more than RMB 400 million within China) must be cleared by MOFCOM before they can be completed.

Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Our PRC counsel, Beijing Docvit Law Firm, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ordinary shares on Nasdaq in the context of this offering, given that: (i) our PRC subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, Beijing Docvit Law Firm has further advised us that there remain some uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Class A Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Class A Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA. The Company’s auditor, Friedman LLP, is based in New York, New York, and therefore is not affected by this mandate by the PCAOB.

On August 26, 2022, the PCAOB signed an SOP Agreement with the China Securities Regulatory Commission and the MOF. The SOP Agreements establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed the its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in New York, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection in June 2018.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the March 2021 interim final amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the March 2021 interim final amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the British Virgin Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Risks Related to this Offering

There has been no public market for our ordinary shares prior to this offering, and you may not be able to resell our ordinary shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our ordinary shares. We have applied to list our ordinary shares on the Nasdaq Capital Market. However, an active public market for our ordinary shares may not develop or be sustained after the offering, in which case the market price and liquidity of our ordinary shares will be materially and adversely affected. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter system.

The initial public offering price for our ordinary shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Class A ordinary shares will be determined by negotiations between us and the underwriters, and does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the market price of our ordinary shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our ordinary shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our ordinary shares if the market price of our ordinary shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our ordinary shares, the price of our ordinary shares and trading volume could decline.

The trading market for our ordinary shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ordinary shares and the trading volume to decline.

The dual class structure of our ordinary shares will have the effect of concentrating voting control with Junzhang Digtal Limited and Magic Ideal Limited, which will hold in the aggregate [--]% of the voting power of our capital stock following the completion of this offering, preventing you and other stockholders from influencing significant decisions, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

As of the date of this prospectus, the authorized share capital of the Company is US$10,000 divided into 100,000,000 ordinary shares, of which 90,000,000 shares are Class A ordinary shares and 10,000,000 shares are Class B ordinary shares, par value US$0.0001 per share. As of the date of this prospectus, there are currently 14,144,000 Class A ordinary shares and 5,856,000Class B ordinary shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has ten (10) votes. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

The currently Class B Ordinary Shares outstanding are beneficially owned by our Chairman and Chief Executive Officer, Mr. Zhidan Mao and Mr. Qiwei Miao through Junzhang Digtal Limited and Magic Ideal Limited, respectively, representing 80.55% of the aggregate voting power of our currently outstanding ordinary shares as of the date hereof. Upon the completion of this offering, Mr. Mao amd Mr. Miao will hold [--]% of the aggregate voting power. Because of the ten-to-one voting ratio between our Class B and Class A ordinary shares, Mr. Mao and Mr. Miao will continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval so long as the Class B ordinary shares represent at least 51% of the voting power of all outstanding ordinary shares. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future. Furthermore, should the Company decide to issue additional Class B ordinary shares in the future, the ten-to-one voting ratio between the two classes of our ordinary shares will result in further dilutive effect on the holders of Class A ordinary shares.

As a result, for so long as Junzhang Digtal Limited and Magic Ideal Limited own a controlling or significant voting interest in our ordinary shares, they generally will be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including:

●	the election of directors;

●	determinations with respect to our business direction and policies, including the appointment and removal of officers;

●	determinations with respect to corporate transactions, such as mergers, business combinations, change in control transactions or the acquisition or the disposition of assets;

●	our financing and dividend policy;

●	determinations with respect to our tax returns; and

●	compensation and benefits programs and other human resources policy decisions.

Even if Junzhang Digtal Limited and Magic Ideal Limited were to dispose of certain of its shares of our Class B ordinary shares such that it would control less than a majority of the voting power of our outstanding ordinary shares, it may be able to influence the outcome of corporate actions so long as it retains Class B ordinary shares. During the period of Junzhang Digtal Limited and Magic Ideal Limited.s controlling or significant ownership of our ordinary shares, investors in this offering may not be able to affect the outcome of such corporate actions.

Junzhang Digtal Limited and Magic Ideal Limited may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. Corporate action might be taken even if other shareholders, including those who purchase shares in this offering, oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our Company, could deprive our stockholders of an opportunity to receive a premium for their shares of Class A ordinary shares as part of a sale or other liquidity event and might ultimately affect the market price of our ordinary shares.

Furthermore, we cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of dual-class structures and temporarily barred new dual-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A ordinary shares less attractive to other investors. As a result, the market price of our Class A ordinary shares could be adversely affected.

The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. The initial public offering price for our ordinary shares will be determined through negotiations between the underwriters and us and may vary from the market price of our ordinary shares following our initial public offering. If you purchase our ordinary shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our ordinary shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

In addition to the risks addressed above, our ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats after this offering. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Class A ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our ordinary shares. As a result of this volatility, investors may experience losses on their investment in our ordinary shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our ordinary shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our ordinary shares and understand the value thereof.

The sale or availability for sale of substantial amounts of ordinary shares could adversely affect their market price.

Sales of substantial amounts of the ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements.

There will be ordinary shares outstanding immediately after this offering, or ordinary shares if the underwriters exercise their option to purchase our shares in full. In connection with this offering, we, our directors and executive officers and the holders of 5% or more of our outstanding ordinary shares have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of ordinary shares or securities convertible into or exercisable or exchangeable for the ordinary shares for a period of 180 days after the date of this prospectus. However, the underwriters may release these securities from these restrictions at any time.

We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other holders or the availability of these securities for future sale will have on the market price of the ordinary shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance increased disclosure requirements.

There can be no assurance we will not be a passive foreign investment company (“PFIC”), for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares or Warrants.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% (by value) of the stock.

Based upon the manner in which we currently operate our business, the expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. The value of our assets for purposes of the PFIC determination will generally be determined by reference to the market price of our ordinary shares, which could fluctuate significantly. In addition, our PFIC status will depend on the manner we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). Furthermore, it is not entirely clear how the contractual arrangements between us, the VIEs and their nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us. Because of these uncertainties, there can be no assurance we will not be a PFIC for the current taxable year, or will not be a PFIC in the future.

If we were a PFIC for any taxable year during which a U.S. investor owns our ordinary shares or Warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Taxation — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company.”

Our board of directors may decline to register transfers of ordinary shares in certain circumstances.

Except in connection with the settlement of trades or transactions entered into through the facilities of a stock exchange or automated quotation system on which our ordinary shares are listed or traded from time to time, our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof. Our directors may refuse to register the transfer of a share to any person in their absolute discretion, without giving any reason for their refusal.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended, nor the register closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the ordinary shares purchased by investors in the public offering. Once the ordinary shares have been listed, the legal title to such ordinary shares and the registration details of those ordinary shares in the Company’s register of members will remain with DTC/Cede & Co. All market transactions with respect to those ordinary shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We are an “emerging growth company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our ordinary shares. Specifically, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any October 31st before that time, in which case we would no longer be an emerging growth company as of the following December 31st. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

There may not be an active, liquid trading market for our ordinary shares.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market for our ordinary shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price will be determined by negotiations between us and the underwriters based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

Shares eligible for future sale may adversely affect the market price of our ordinary shares, as the future sale of a substantial amount of outstanding ordinary shares in the public marketplace could reduce the price of our ordinary shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our ordinary shares. 8,640,000 shares will be outstanding immediately after this offering. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution.

The initial public offering price of our shares is substantially higher than the pro forma net tangible book value per ordinary share. Assuming the completion of the firm commitment offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $       in the pro forma net tangible book value per share from the price per share that you pay for the shares. Assuming the completion of the maximum offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $       in the pro forma net tangible book value per share from the price per share that you pay for the ordinary shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Techniques employed by short sellers may drive down the market price of the ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale.

As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its prospects to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend significant resources to investigate such allegations and/or defend ourselves.

While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business, and any investment in the ordinary shares could be greatly reduced or even rendered worthless.

Compensation of Directors and Officers May Not be Publicly Available.

Under Cayman Islands law, the Company is not required to disclose compensation paid to our senior management on an individual basis and the Company has not otherwise publicly disclosed this information elsewhere. The executive officers, directors and management of the Company receive fixed and variable compensation. They also receive benefits in line with market practice. The fixed component of their compensation is set on market terms and adjusted annually. The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses are paid to executive officers and members of management based on previously agreed targets for the business. Shares (or the cash equivalent) are awarded under share options.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of ordinary share in this offering will be approximately $      , after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, based on the assumed initial public offering price of $       per ordinary share. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $      , after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering as follows after we complete the remittance process, and we have ordered the specific uses of proceeds in order of priority.

Description of Use	Estimated Amount of Net Proceeds	Percentage
Research and Development		40%
Talent recruitment and training		30%
Acquisition and investment in local businesses		20%
General working capital		10%
Total		100%

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. As of the date of this prospectus, we have not identified any particular business to acquire or entered into any preliminary negotiations with any potential acquisition targets. However, we plan to expand our geographic coverage after this offering by vertically acquiring suitable candidates in the industry to implement and strengthen our e-commerce business.

The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the offering proceeds in China until remittance is completed. See “Risk Factors” for further information.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Class A Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under the Companies Act (as amended) of the Cayman Islands (the “Companies Act”), we may pay dividends out of profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business immediately following the dividend payment.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Dividend distributions from our PRC subsidiary to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See “Risk Factors — Risks Related to Doing Business in the PRC — We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares.” PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Regulation—Regulation on Dividend Distributions.”

EXCHANGE RATE INFORMATION

Our financial information is presented in U.S. dollars. Our PRC subsidiaries’ functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) Topic 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. The relevant exchange rates are listed below:

	For the Year Ended March 31, 2022	For the Year Ended March 31, 2021
Period Ended USD:RMB exchange rate	6.34	6.56
Period Average USD:RMB exchange rate	6.42	6.77

The consolidated balance sheet balances, with the exception of equity at March 31, 2022 and 2021 were translated at RMB6.42 and RMB6.56 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of comprehensive income and cash flows for the years ended March 31, 2022 and 2021 were RMB6.42 and RMB6.77 to $1.00, respectively.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2022 on a pro forma as adjusted basis giving effect to the completion of the firm commitment offering at an assumed public offering price of $       per share and to reflect the application of the proceeds after deducting the estimated placement fees. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

	As of March 31, 2022
	Actual	Pro Forma as Adjusted(1)
Cash	$2,667,395		$-

Shareholders’ Equity
Class A Ordinary Shares, $0.0001 par value, 90,000,000 shares authorized, 14,144,000 shares issued and outstanding	1,414
Class B Ordinary Shares, par value $0.0001 per share, 10,000,000 shares authorized, 5,856,000 shares issued and outstanding	586
Additional paid-in capital	2,202,228
Statutory reserve	609,841
Retained earnings	7,279,793
Accumulated other comprehensive loss	509,220
Total shareholders’ equity	10,603,082
Non-controlling interests	5,525,524
Total equity	16,128,606

Total Capitalization	$16,128,606	$

(1)	Reflects the sale of Class A Ordinary Shares in this offering (excluding any Class A Ordinary Shares that may be sold as a result of the Underwriter exercising the Over-Allotment Option) at an assumed initial public offering price of $ per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, estimated offering expenses payable by us and advisory fees. We estimate that such net proceeds will be approximately $ .

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A Ordinary Shares and the pro forma as adjusted net tangible book value per Class A Ordinary Share after the offering. Dilution results from the fact that the per ordinary share offering price is substantially in excess of the book value per Class A Ordinary Share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares. Our net tangible book value attributable to shareholders on March 31, 2022 was $       or approximately $       per Class A Ordinary Share. Net tangible book value per Class A Ordinary Share as of March 31, 2022 represents the amount of total assets less intangible assets and total liabilities, divided by the number of Class A Ordinary Shares outstanding.

After giving effect to the sale of         Class A Ordinary Shares in this offering at the assumed initial public offering price of $       per Class A Ordinary Share and after deducting the underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value on March 31, 2022 would have been $      , or $       per Class A Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of $       per Class A Ordinary Share to existing investors and immediate dilution of $       per Class A Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Class A Ordinary Shares in this offering:

The following table sets forth the estimated net tangible book value per ordinary share after the offering and the dilution to persons purchasing Class A Ordinary Shares based on the foregoing firm commitment offering assumptions.

		Offering Without Over-Allotment			Offering With Over-Allotment
Assumed offering price per Class A Ordinary Share	$	[●	]	$	[●	]
Net tangible book value per Class A Ordinary Share as of March 31, 2022	$	[●	]	$	[●	]
Increase in pro forma as adjusted net tangible book value per Class A Ordinary Share attributable to new investors purchasing Class A Ordinary Share in this offering	$	[●	]	$	[●	]
Pro forma as adjusted net tangible book value per Class A Ordinary Share after this offering	$	[●	]	$	[●	]
Dilution per Class A Ordinary Share to new investors in this offering	$	[●	]	$	[●	]

Each $1.00 increase (decrease) in the assumed initial public offering price of $       per Class A Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value as of March 31, 2022 after this offering by approximately $       per Class A Ordinary Share, and would increase (decrease) dilution to new investors by $       per ordinary share, assuming that the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the Underwriter exercise the Over-Allotment Option in full, the pro forma as adjusted net tangible book value per Class A Ordinary Share after the offering would be $      , the increase in net tangible book value per Class A Ordinary Share to existing shareholders would be $      , and the immediate dilution in net tangible book value per Class A Ordinary Share to new investors in this offering would be $      .

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2022, the differences between existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us, the total consideration paid and the average price per Class A Ordinary Share before deducting the estimated commissions to the Underwriter and the estimated offering expenses payable by us.

	Shares Purchased					Total Consideration					Average Price
	Amount		Percent			Amount		Percent			Per Share
FIRM COMMITMENT OFFERING
Existing shareholders (1)	[●	]	[●	]%	$	[●	]	[●	]%	$	[●	]
New investors	[●	]	[●	]%	$	[●	]	[●	]%	$	[●	]
Total	[●	]	[●	]%	$	[●	]	[●	]%	$	[●	]

(1)	Not including shares underly the Over-Allotment Option.

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at the pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

EShallGo Inc. (“EShallGo” or the “Company”) was incorporated in the Cayman Islands in June 2021. Through its variable interest entity and operating company, Junzhang Digital Technology (Shanghai) Co., Ltd. (“Junzhang Shanghai”), we have created an extensive geographical presence, which expands throughout 20 provinces in China. Since the Company has been serving as a dealer for nearly all the globally known office supply brands in China, and has built its own ERP system as of the date of this prospectus, the Company management, which has three decades of experience in the industry, believes that these qualities have shaped us into one of the leading office solution providers in China with a global vision.

We specialize in two distinct market sectors: office supply sale and leasing, and after-sale maintenance & repair. These market sectors are large and fragmented, and we believe they present opportunities for significant growth as a consolidator. Our mission is to become an office integrator and service provider, offer competitive overall office solutions and services, expand our service market beyond office equipment, and continue to create maximum value for customers.

We are a specialized distributer of major brands of office equipment, including HP, Epson, Xerox, Sharp, Toshiba, Konica, Kyocera and other brands. We are a designated supplier of office equipment for various institutions such as Ping An Insurance, Taiping Life, Centaline Property, Debon Securities, and Tongce Real Estate. We have obtained ISO9001, ISO14001, ISO45001 certifications and other national management system certifications. Through Eshallgo WFOE, we currently maintain more than 25 operating subsidiaries across the PRC and have hired approximately 157 employees.

As the number of various types of enterprises has increased dramatically in recent years, the demand for corporate office services has become a new market growth point. In light of the industry growth, EShallGo is looking to capture the opportunity and has taken the lead by proposing the “Internet & Service E-commerce model”. EShallGo has completed the construction of e-commerce and national service outlets and gained initial success in the market. We generated gross revenue of $23,875,331 and $18,050,317 in the year ended March 31, 2022 and 2021, respectively.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our Ability to Strength Our Competitive Advantages

Through EShallGo’s overall market layout method, service-oriented approached, as well as the gradual and in-depth advancement of independent research and development tools, we will change the traditional sales-oriented model in the industry to more comprehensively and accurately tend customer needs, improve service quality, achieve time efficiency, and enhance customer satisfaction. Our strategy is to shift majority portion of our revenue from sales of equipment to maintenance service, which has a higher gross profit margin. Our ability to successfully implement this strategy greatly affects our profitability.

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Our business growth is dependent on our ability to attract and retain qualified and productive employees, identify business opportunities, secure new contracts with customers, and our ability to control costs and expenses to improve our operating efficiency. Our inventory costs (mostly including purchased equipment, equipment parts and supplies) have a direct impact on our profitability. Our success is dependent, in part, on our ability to reduce our exposure to increase in those costs through a variety of ways, while maintaining and improving margins and market share. Manufacturing is also subject to price volatility and labor cost and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. In addition, our staffing costs (including payroll and employee benefit expense) and administrative expenses also have a direct impact on our profitability. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability.

COVID-19

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. The COVID-19 outbreak has been causing lockdowns, travel restrictions, and closures of businesses across the globe. From late January 2020 to the middle of April 2020, the Company had to temporarily suspend the warehouse delivery and door-to-door technical service activities for approximately two months due to government restrictions. As COVID-19 outbreak and spread has been under relative control in the PRC and the business recovered gradually since May 2020, our sales resumed as well when we received and fulfilled increased orders from customers. Meanwhile, as more and more people work remotely from home due to the impact of the pandemic of COVID-19, the demand for video conference equipment has dramatically increased, as well as the demand for maintenance service for small office equipment, such as laptop computers, screens, and small printers. As a result, our total revenue increased by approximately $5.8 million as compared to fiscal year 2022 to fiscal year 2021.

However, since the resurgence of the COVID-19 pandemic in March 2022 (“2022 Resurgence”) in China, the Chinese government employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures to reduce the spread of COVID-19. Our largest operating companies are located in Shanghai, which were temporarily suspend all their business from April 1 2022 to the middle of June 2022 due to the city lockdowns. In addition, our other operating companies in various cities such as Qinghai, Xi’an, Shenzhen and Shijiazhuang etc., also had to temporarily suspend their business operation due to the local outbreak. During the temporary business closure period, our employees had to work from home and had very limited access to our offices and warehouses.

Due to the business suspension, our revenue from sales of equipment was significantly affected as the COVID-19 outbreak and spread caused significant disruptions in shipping and logistics. We experienced difficulty delivering their products and render after-sales services to the customers on a timely basis. Consequently, for the period from April 2022 to November 2022, our revenue from sales of equipment was approximately 12.9% lower as compared to the same period of 2021 because of our inability to fulfill customers’ orders and deliver the products to customers on a timely basis. At the same time, our revenue from maintenance services was affected as our employees had to work from home, and they were restricted from traveling or customers visits to perform door-to-door after-sales maintenance and repair services, which led to our revenue from maintenance services to decrease by approximately 41.8% as compared to the same period of 2021. Meanwhile, our revenue from leasing of equipment was also affected by the COVID-19 outbreak because most of our customers requested for lease concessions as those leased equipment was left unused during the temporary closure period, which led to our revenue from leasing of equipment to decrease by approximately 9.6% as compared to the same period of 2021. As a result of the above, our total revenue decreased by approximately 16.1% during the period from April 2022 to November 2022 as compared to the same period of 2021.

Our advance to vendors increased by $1.2 million as of March 31, 2022 as compared to March 31, 2021. Usually, we make advance to our vendors up to 3 months, however, due to the impact of COVID-19, we had to make advance to our vendors up to 6 months to 9 months for those popular products, to ensure our supply, specially, some popular models, will not be affected by the potential shortage caused by pandemic of COVID-19. Meanwhile, we made more advance to vendors in anticipation of increased sales in the coming months due to the increased demand for remote working and communication products and services. Our account receivables balances increased by $2.5 million as of March 31, 2022 which was mainly due to our increased sales. We also extended credits to some of our customers as they required extended payment terms of 30 days to 90 days due to their longer payment processing procedures as affected by the COVID-19, however we believe that they are unlikely to default because of our long-term business relationships with them and the collectability risk is low based on our historical experience as well as our evaluation of their current financial healthiness based on information available to us.

In early December 2022, China announced a nationwide loosening of its zero-covid policy, and the country may face a wave in infections after the lifting of these restrictions. While the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, we may experience customer losses, including due to bankruptcy or customers cutting budget or ceasing operations, which may also result in delays in collections or an inability to collect accounts receivable from these customers. Although COVID-19 impact on our overall business operations appeared to be temporary, the extent to which COVID-19 may continue to impact our financial condition, results of operations, or liquidity continues to remain uncertain.

A Severe or Prolonged Slowdown in the Global or Chinese Economy Could Materially and Adversely Affect Our Business and Our Financial Condition

The rapid growth of the Chinese economy has slowed down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Results of Operations

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2022 and 2021

The following table summarizes our operating results as reflected in our statements of income during the fiscal years ended March 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years ended March 31,
	2022		2021		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
REVENUE	$23,875,331	100.0%	$18,050,317	100.0%	$5,825,014	32.3%
COST OF REVENUE	16,253,591	68.1%	13,021,286	72.1%	3,232,305	24.8%
GROSS PROFIT	7,621,740	31.9%	5,029,031	27.9%	2,592,709	51.6%

Operating expenses
Selling expenses	1,188,585	5.0%	770,882	4.3%	417,703	54.2%
General and administrative expenses	3,176,599	13.3%	918,547	5.1%	2,258,052	245.8%
Research and development expenses	302,479	1.3%	203,386	1.1%	99,093	48.7%
Total operating expenses	4,667,663	19.6%	1,892,815	10.5%	2,774,848	146.6%

Income from operations	2,954,077	12.4%	3,136,216	17.4%	(182,139)	(5.8)%

Other income	107,074	0.4%	85,829	0.5%	21,245	24.8%

Income before income tax provision	3,061,151	12.8%	3,222,045	17.9%	(160,894)	(5.0)%

Provision for income taxes	163,587	0.7%	229,366	1.3%	(65,779)	(28.7)%

Net income	2,897,564	12.1%	2,992,679	16.6%	(95,115)	(3.2)%

Less: net income attributable to non-controlling interest	1,069,204	4.5%	993,270	5.5%	75,934	7.6%

NET INCOME ATTRIBUTABLE TO ESHALLGO INC	$1,828,360	7.7%	$1,999,409	11.1%	$(171,049)	(8.6)%

	For the Years ended March 31,
	2022		2021		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
Revenue
Sale of equipment	$18,292,294	76.6%	$14,737,879	81.6%	$3,554,415	24.1%
Service	4,083,042	17.1%	2,658,671	14.7%	1,424,371	53.6%
Lease of equipment	1,486,633	6.2%	642,213	3.6%	844,420	131.5%
Finance income from sales type leases	13,362	0.1%	11,554	0.1%	1,808	15.6%
Total revenue	23,875,331	100.0%	18,050,317	100.0%	5,825,014	32.3%

Cost of Revenue
Cost of sale of equipment	15,369,322	64.4%	12,605,583	69.8%	2,763,739	21.9%
Costs of service	234,144	1.0%	143,028	0.8%	91,116	63.7%
Costs of lease of equipment	650,125	2.7%	272,675	1.5%	377,450	138.4%
Cost of finance income	-	-	-	-	-	-
Total cost of revenue	16,253,591	68.1%	13,021,286	72.1%	3,232,305	24.8%

Gross Profit
Sale of equipment	2,922,972	16.0%	2,132,296	14.5%	790,676	37.1%
Service	3,848,898	94.3%	2,515,643	94.6%	1,333,255	53.0%
Lease of equipment	836,508	56.3%	369,538	57.5%	466,970	126.4%
Finance income	13,362	100.0%	11,554	100.0%	1,808	15.6%
Total gross profit	$7,621,740	31.9%	$5,029,031	27.9%	$2,592,709	51.6%

Revenue

Our total revenues increased by $5,825,014, or 32.3%, to $23,875,331 for the year ended March 31, 2022 from $18,050,317 for the year ended March 31, 2021. The increase in our revenues was primarily attributable to the following reasons:

•	The revenues from sale of equipment increased by $3,554,415, or 24.1%, to $18,292,294 for the year ended March 31, 2022 from $14,737,879 for the year ended March 31, 2021. The increase was primarily attributable to the following reasons: (i) sales of office equipment increased by $1,731,635 or 15.6%, to $12,814,880 for the year ended March 31, 2022 from $11,083,245 for the year ended March 31, 2021. In fiscal year 2022, the COVID-19 pandemic is relatively under control in China. With resumption of work and production in China, the demand for office equipment increased. Meanwhile, the COVID-19 pandemic caused many people to work at home, and as a result, the demand for small office equipment increased. In addition, we made efforts to promote the sale of equipment business, by introducing new brands and products, and expanding sales channels such as government procurement online platform; (ii) sales of consumable materials, parts and others increased by $1,822,780, or 49.9%, to $5,477,414 for the year ended March 31, 2022 from $3,654,634 for the year ended March 31, 2021. The increase was also due to an increase in sales of equipment, which caused our customers to purchase more supporting materials for their equipment. Meanwhile, we also made increased sales of photocopy papers, other daily necessities and convenient food which also contributed to our increase sales of consumable materials, parts and others for the year ended March 31, 2022.

•	Our revenue from service increased by $1,424,371, or 53.6%, to $4,083,042 for the year ended March 31, 2022 from $2,658,671 for the year ended March 31, 2021. We provided mainly two types of services：(i) Full coverage, which mainly includes technical support and routine maintenance and repair service; and (ii) Other service. The increase was primarily attributable to the following reasons: (i) the revenue from full coverage and repair service increased by $42,203, or 9.1%, to $507,688 for the year ended March 31, 2022 from $465,485 for the year ended March 31, 2021. As our selling and leasing of equipment increased, the demand for our full coverage and repair service increased as well; and (ii) the revenue from other service increased by $1,382,168, or 63.0%, to $3,575,354 for the year ended March 31, 2022 from $2,193,186 for the year ended March 31, 2021. During the year ended March 31, 2022, we promoted our Enterprise Resource Planning (“ERP”) service to our customers, and we have successfully signed ERP service contracts with three customers, which generated increased revenue of $754,070 for the year ended March 31, 2022. The increase was also due to increased revenue from providing live streaming service through the video conference system as demand for such services continued to grow during the year ended March 31, 2022.

•	Our revenue from leasing of equipment increased by $844,420, or 131.5%, to $1,486,633 for the year ended March 31, 2022 from $642,213 for the year ended March 31, 2021. We made more efforts in promoting our leasing of office equipment business in fiscal year 2022, because we found that leasing strengthens our relationship with the customers, which in turn increased our revenue from maintenance and repair services. In addition, the gross margin of leasing is approximately 56%, as compared to 16% for selling. We believe the revenue from leasing will increase its share in our total revenue in the future years.

•	Finance income is generated from sales type leases. The finance income increased by $1,808, or 15.6% from $11,554 in the year ended March 31, 2021 to $13,362 in the year ended March 31, 2022. The increase in finance income is due to the increase in the revenue from sales type leases.

Cost of Revenue

Cost of equipment sold primarily included the costs to purchase the office equipment, inducing the freight expenses and ordering expenses. Leasing costs of office equipment primarily included the deprecation expense of equipment leased, and the handling and shipping costs. Cost of maintenance and repair services primarily include the labor, costs of equipment parts and supplies, the transportation expenses, and the costs paid to the contractors in the cases that we out sourced the services.

Our total costs of revenues increased by $3,232,305, or 24.8%, to $16,253,591 for the year ended March 31, 2022 from $13,021,286 for the year ended March 31, 2021. The increase in our costs was primarily attributable to the following reasons:

•	Our cost of revenues from sale of equipment increased by $2,763,739, or 21.9%, to $15,369,322 for the year ended March 31, 2022 from $12,605,583 for the year ended March 31, 2021. The increase was primarily attributable to the following reasons: (i) the cost of sale of office equipment increased by $1,237,329, or 12.5%, to $11,114,778 for the year ended March 31, 2022 from $9,877,449 for the year ended March 31, 2021. The increase in cost of revenue from sales of office equipment was in line with the increase in revenue from sales of office equipment. The percentage of increase in cost of revenue was less than that in revenue during the same period as the COVID-19 pandemic caused many people to work and study at home, the demand for small office equipment increased and we could sell them with a relatively higher gross margin; and (ii) the cost of revenues from sale of consumable materials, parts and others increased by $1,526,410, or 56.0%, to $4,254,544 for the year ended March 31, 2022 from $2,728,134 for the year ended March 31, 2021, due to the increase in sales of consumable materials, parts and others. The percentage of increase in cost of revenue was more than that in revenue during the same period, due to the increased sales of photocopy papers, other daily necessities and convenient food with low gross margin.

•	Our cost of revenues from service increased by $91,116, or 63.7%, to $234,144 for the year ended March 31, 2022 from $143,028 for the year ended March 31, 2021, primarily due to the following reasons: (i) the cost of revenues from full coverage and repair service increased by $4,304, or 10.7%, to $44,668 for the year ended March 31, 2022 from $40,364 for the year ended March 31, 2021; and (ii) the cost of revenues from other service increased by $86,812, or 84.6%, to $189,476 for the year ended March 31, 2022 from $102,664 for the year ended March 31, 2021 due to the increase in revenues from other service. The increase in cost of services was in line with the increase in revenue from service.

•	Our cost of revenues from lease of equipment increased by $377,450, or 138.4%, to $650,125 for the year ended March 31, 2022 from $272,675 for the year ended March 31, 2021. The increase was in line with the increase in revenue from lease of equipment. The percentage of increase in cost of revenue was more than that in revenue during the same period, due to that we bought more new machines for lease business in fiscal year 2022, which have higher depreciation expenses than old machines.

Gross Profit

Our total gross profit increased by $2,592,709, or 51.6%, to $7,621,740 for the year ended March 31, 2022 from $5,029,031 for the year ended March 31, 2021. Our overall gross profit margin increased by 4.0% to 31.9% for the year ended March 31, 2022 from 27.9% for the year ended March 31, 2021.

The increase in our gross profit and gross margin was primarily attributable to the following reasons:

•	The gross profit from sales of equipment increased by $790,676, or 37.1%, to $2,922,972 for the year ended March 31, 2022 from $2,132,296 for the year ended March 31, 2021. The increase in gross profit was primarily due to the following reasons: (i) the gross profit for sales of office equipment increased by $494,306, or 41.0%, to $1,700,102 for the year ended March 31, 2022 from $1,205,796 for the year ended March 31, 2021; and (ii) the gross profit for sales of consumable material, parts and others increased by $296,370, or 32.0%, to $1,222,870 for the year ended March 31, 2022 from $926,500 for the year ended March 31, 2021. The gross margin of sales of equipment remained relatively stable with a slight increase of 1.5 percentage points, from 14.5% for the year ended March 31, 2021 to 16.0% for the year ended March 31, 2022.

•	The gross profit of maintenance and repair service increased by $1,333,255, or 53.0%, to $3,848,898 for the year ended March 31, 2022 from $2,515,643 for the year ended March 31, 2021. The increase in gross profit was primarily due to the following reasons: (i) the gross profit from full coverage and repair services increased by $37,899, or 8.9%, to $463,020 in the year ended March 31, 2022 from $425,121 in the year ended March 31, 2021; and (ii) the gross profit from other services increased by $1,295,356, or 62.0%, to $3,385,878 in the year ended March 31, 2022 from $2,090,522 in the year ended March 31, 2021. The gross margin of maintenance and repair service remained relatively stable with a slight decrease of 0.3 percentage points, from 94.6% for the year ended March 31, 2021 to 94.3% for the year ended March 31, 2022.

•	The gross profit from lease of equipment increased by $466,970, or 126.4%, to $836,508 in the year ended March 31, 2022 from $369,538 in the year ended March 31, 2021, and the gross margin of lease of equipment decreased by 1.2 percentage points from 57.5% for the year ended March 31, 2021 to 56.3% for the year ended March 31, 2022. The decrease in gross margin was due to the increased lease of new machines business in fiscal year 2022, which has higher depreciation expenses than old machines as above mentioned.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended March 31, 2022 and 2021:

	For the Years ended March 31,
	2022		2021		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
Total revenue	$23,875,331	100.0%	$18,050,317	100.0%	$5,825,014	32.3%
Operating expenses
Selling expenses	1,188,585	5.0%	770,882	4.3%	417,703	54.2%
General and administrative expenses	3,176,599	13.3%	918,547	5.1%	2,258,052	245.8%
Research and development expenses	302,479	1.3%	203,386	1.1%	99,093	48.7%
Total operating expenses	$4,667,663	19.6%	$1,892,815	10.5%	$2,774,848	146.6%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising, office, utility, and other expenses, and expenses incurred for our business travel and meals.

	For the Years ended March 31,
	2022		2021		Variance
	Amount	% of	Amount	% of	Amount	% of
Selling Expenses
Salary, employee insurance and welfare expenses	$916,254	77.1%	$579,652	75.2%	$336,602	58.1%
Office, utility and other expenses	139,571	11.7%	82,982	10.8%	56,589	68.2%
Travel and meals	58,036	4.9%	20,000	2.6%	38,036	190.2%
Advertising expenses	74,724	6.3%	88,248	11.4%	(13,524)	(15.3)%
Total selling expenses	$1,188,585	100.0%	$770,882	100.0%	$417,703	54.2%

Our selling expenses increased by $417,703, or 54.2%, to $1,188,585 for the year ended March 31, 2022 from $770,882 for the year ended March 31, 2021, primarily attributable to (i) an increase in salary, employee insurance and welfare expenses by $336,602 or 58.1%, to $916,254 for the year ended March 31, 2022 from $579,652 for the year ended March 31, 2021. In order to expand our business, we increased the number of headcount from an average of 58 employees for the year ended March 31, 2021 to an average of 72 employees for the year ended March 31, 2022. In addition, the increase was also due to salary increments during the year ended March 31, 2022; (ii) an increase in office, utility and other expenses by $56,589, or 68.2%, to $139,571 for the year ended March 31, 2022 from $82,982 for the year ended March 31, 2021, which was in line with the expansion of our business operation, and for the same reason, (iii) our travel and meals expenses also increased by $38,036 or 190.2%, to $58,036 for the year ended March 31, 2022 from $20,000 for the year ended March 31, 2021. The increase was partially offset by a decrease in advertising expenses by $13,524 or 15.3% to $74,724 for the year ended March 31, 2022 from $88,248 for the year ended March 31, 2021.

These above-mentioned factors combined led to the increase in our selling expenses for the year ended March 31, 2022 as compared to the same period in 2021. As a percentage of revenues, our selling expenses accounted for 5.0% and 4.3% of our total revenue for the years ended March 31, 2022 and 2021, respectively.

General and administrative expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, consultant and professional service fees incurred for company reorganization and going public, depreciation and amortization expenses, rental expenses, office and utility expenses, bad debt expenses, and business travel and meals expenses.

	For the Years ended March 31,
	2022		2021		Variance
	Amount	% of	Amount	% of	Amount	% of
General and Administrative Expenses
Salary, employee insurance and welfare expenses	$1,471,392	46.3%	$532,040	57.9%	$939,352	176.6%
Consulting and professional service fees	740,556	23.3%	38,031	4.1%	702,525	1,847.2%
Bad debt expense	260,671	8.2%	(45,736)	(5.0)%	306,407	(669.9)%
Depreciation and amortization	145,349	4.6%	49,726	5.4%	95,623	192.3%
Office, utility and other expenses	166,887	5.3%	79,766	8.7%	87,121	109.2%
Rent expense	279,841	8.8%	203,983	22.2%	75,858	37.2%
Travel and entertainment expense	111,903	3.5%	60,737	6.7%	51,166	84.2%
Total general and administrative expenses	$3,176,599	100.0%	$918,547	100.0%	$2,258,052	245.8%

Our general and administrative expenses increased by $2,258,052 or 245.8%, to $3,176,599 for the year ended March 31, 2022 from $918,547 for the year ended March 31, 2021, primarily attributable to (i) an increase in our salary and welfare expenses paid to our employees by $939,352, or 176.6%, to $1,471,392 for the year ended March 31, 2022 from $532,040 for the year ended March 31, 2021, the increase was mainly due to that we recruited more staffs to support our administration activities and expansion of our business. The average headcount increased from 52 employees for year ended March 31, 2021 to 89 employees for the year ended March 31, 2022. In addition, the increase was also due to salary increments during the year ended March 31, 2022; (ii) our consultant and professional fees increased by $702,525 or 1,847.2% for the year ended March 31, 2022 as compared to the fiscal year 2021, primarily due to our effort made towards preparation of this initial public offering in fiscal year 2022; (iii) an increase in bad debt expense by $306,407 or 669.9%. As mentioned above, due to the impact of COVID-19, we had to make advance to our vendors up to 6 months to 9 months for those popular products, and we made more advance to vendors in anticipation of increased sales in the coming months. Meanwhile, our account receivables increased due to increased sales as well as extended credits given to some of our customers. Therefore, bad debt expense increased accordingly as we accrued more bad debt reserve in fiscal year 2022 based our bad debt policy; (iv) an increase in depreciation and amortization expenses by $95,623, or 192.3%, to $145,349 for the year ended March 31, 2022 from $49,726 for the year ended arch 31, 2021, as we purchased more machinery and equipment due to the increased demand for our leasing services; and (v) our office, utility and other expenses, rent expenses and travel and entertainment expenses increased by $87,121, $75,858 and $51,166, respectively, for the year ended March 31, 2022, as compared to the year ended March 31, 2021, the increase was mainly due to the expansion of our business operation.

The overall increase in our general and administrative expenses in fiscal year 2022 as compared to fiscal year 2021 reflected the above-mentioned factors combined. As a percentage of revenues, general and administrative expenses were 13.3% and 5.1% of our revenue for the fiscal years ended March 31, 2022 and 2021, respectively.

Research and development expenses

Our research and development expenses primarily consist of employee salaries, welfare and insurance expenses, technical service fees, depreciation expenses, conference expenses, and business travel and meals expenses.

	For the Years ended March 31,
	2022		2021		Variance
	Amount	% of	Amount	% of	Amount	% of
Research and development expenses
Salary, employee insurance and welfare expenses	$301,196	99.6%	$191,456	94.1%	$109,740	57.3%
Technical service fees	107	-%	7,417	3.6%	(7,310)	(98.6)%
Depreciation expenses	1,176	0.4%	1,095	0.5%	81	7.4%
Conference expense	-	-%	2,092	1.0%	(2,092)	(100.0)%
Travel and entertainment expense	-	-%	1,326	0.8%	(1,326)	(100.0)%
Total research and development expenses	$302,479	100.0%	$203,386	100.0%	$99,093	48.7%

Our research and development expenses increased by $99,093, or 48.7%, to $302,479 for the year ended March 31, 2022 from $203,386 for the year ended March 31, 2021, primarily attributable to an increase in salary and welfare expenses by $109,740, or 57.3% to $301,196 for the year ended March 31, 2022 from $191,456 in the year ended March 31, 2021, as a result of the salary increment. As a percentage of revenues, research and development expenses were 1.3% and 1.1% of our revenue for the fiscal years ended March 31, 2022 and 2021, respectively.

Other Income, net

Our other income primarily includes interest income generated from bank deposits, investment income and other income. Total other income, net, increased by $21,245 or 24.8%, to $107,074 for the year ended March 31, 2022 from $85,829 for the year ended March 31, 2021. The increase in other income was mainly due to the increase in investment income from short-term investment of $36,718, from $13,251 in the year ended March 31, 2021 to $49,969 in the year ended March 31, 2022, as more short-term investment we invested during the year ended March 31, 2022. The increase was partially offset by increased loss from disposal of property and equipment of $9,973.

Provision for Income Taxes

Our provision for income taxes was $163,587 for the year ended March 31, 2022, a decrease of $65,779, or 28.7% from $229,366 for the year ended March 31, 2021 due to our decreased taxable income. Effective tax rate of fiscal year 2022 is 5.3%, decreased by 1.8% when comparing 7.1% in fiscal year 2021. The decrease was mainly due to that additional deduction of qualified R&D expenditures led to a 7.5 % decrease in effective tax rate in fiscal year 2022 while only 6.1% decrease in fiscal year 2021. Under the EIT Law of PRC, domestic enterprises and FIEs are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. The EIT Law grants preferential tax treatment to certain our subsidiaries. Under this preferential tax treatment, these subsidiaries are entitled to an income tax rate of 5% to 15%, subject to annual approval of local tax authorities. The EIT Law is typically enforced by the local tax authorities in the PRC. Each local tax authority has the discretion to grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The impact of the tax holidays noted above decreased PRC corporate income taxes by $428,561 and $386,645 for the years ended March 31, 2022 and 2021, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.02 and $0.02 for the years ended March 31, 2022 and 2021, respectively.

Net Income

As a result of the foregoing, we reported a net income of $2,897,564 for the fiscal year ended March 31, 2022, representing a $95,115 or 3.2% decrease from a net income of $2,992,679 for the fiscal year ended March 31, 2021.

Net income attributable to non-controlling interest

One of our main operating entities, Junzhang Shanghai owns 55% shares of twenty-two subsidiaries, which located in many major cities in the PRC. Accordingly, we recorded non-controlling interest income attributed to non-controlling shareholders of these subsidiaries. The net income attributed to non-controlling interest increased by $75,934 or 7.6% from $993,270 for the year ended March 31, 2021 to $1,069,204 for the year ended March 31, 2022.

Net income attributable to Eshallgo Inc.

As a result of the foregoing, we reported a net income attributable to Eshallgo of $1,828,360 for the year ended March 31, 2022, representing a $171,049 or 8.6% decrease from a net income of $1,999,409 for the year ended March 31, 2021.

Liquidity and Capital Resources

As of March 31, 2022, we had $2,667,395 in cash and cash equivalents as compared to $3,877,448 as of March 31, 2021. We also had $4,648,196 in accounts receivable. Our accounts receivable primarily include balance due from customers for our office equipment sold and services provided and accepted by customers. As of the date of this prospectus, approximately 66%, or $3.1 million of our net accounts receivable balance as of March 31, 2022 have been subsequently collected during the period from March 31, 2022 to September 30, 2022. Collected accounts receivable will be used as working capital in our operations, if necessary.

As of March 31, 2022, we had short-term investments of $2,777,824, including accrued interests of $17,266. Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions and the Company can redeem the deposits at any time. The investments are recorded at fair market value with fair value gains or losses recorded in investment income in the consolidated statements of income and comprehensive income.

As of March 31, 2022, our inventory balance amounted to $2,655,157, primarily consisting of purchased goods and supplies, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products.

As of March 31, 2022, our working capital balance was $13,625,907. In assessing our liquidity, management monitors and analyzes our cash and cash equivalents, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash equivalents, and cash flows provided by operating activities will be sufficient to meet our working capital needs in the next 12 months from the date the audited financial statements were issued. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. Our capital expenditures, including infrastructure to support ongoing operational initiatives have been and will continue to be significant. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

In the coming years, we will be looking to financing sources, such as bank loans and equity financing, to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raises, we are confident that we can continue to meet operational needs mainly by utilizing cash flows generated from our operating activities and shareholder working capital funding, as necessary.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended March 31,
	2022	2021
Net cash provided by (used in) operating activities	$(159,416)	$2,449,042
Net cash used in investing activities	(2,263,259)	(1,398,325)
Net cash provided by financing activities	1,075,242	441,823
Effect of exchange rate change on cash and cash equivalents	137,380	195,227
Net increase (decrease) in cash and cash equivalents	(1,210,053)	1,687,767
Cash and cash equivalents, beginning of year	3,877,448	2,189,681
Cash and cash equivalents, end of year	$2,667,395	$3,877,448

Operating Activities

Net cash used in operating activities was $159,416 for the year ended March 31, 2022, primarily consisting of the following:

•	Net income of $2,897,564 for the fiscal year.

•	An increase in accounts receivable due from third parties and related parties of $2,410,293. The increase was primarily due to the increased sales as well as we extended credits to some of our customers as their business was affected by the COVID-19.

•	An increase in advance to vendors of $1,339,242. We increased our advance to vendors to ensure our supply will not be affected by the shortage caused by pandemic of COVID-19, and also in anticipation of increased sales in the coming months as mentioned above.

A decrease in long-term receivable of $362,519 primarily due to two repayment agreements with a customer, Shanghai Puli, as more fully disclosed in the Note 4 to the consolidated financial statements.

Net cash provided by operating activities was $2,449,042 for the year ended March 31, 2021, primarily consisting of the following:

•	Net income of $2,992,679 for the fiscal year.

•	An increase in inventory balance of $907,142 because in fiscal year 2021, we have implemented an inventory control policy based on sales order level in order to avoid inventory out of stock. As our sale increase in the current period, our inventory increased as well.

•	A decrease in advance to vendors of $880,281. At the end of the prior year, we anticipated the sale would increase due to the remote working and communication caused by the pandemic of COVID-19, we increased purchase, and accordingly increase our advance to vendors. In the current fiscal year, the advance to vendors came back to normal.

•	An increase in long-term receivable of $783,168 primarily due to two repayment agreements with a customer, Shanghai Puli, as more fully disclosed in the Note 4 to the consolidated financial statements.

Investing Activities

Net cash used in investing activities amounted to $2,263,259 for the year ended March 31, 2022, and primarily included the purchase of fixed assets of $919,541, the purchase of short-term investment of $4,177,230, and the redemption of short-term investment of $2,527,957.

Net cash used in investing activities amounted to $1,398,325 for the year ended March 31, 2021, and primarily included the purchase of fixed assets of $395,121, the purchase of short-term investment of $1,037,549.

Financing Activities

Net cash provided by financing activities amounted to $1,075,242 for the fiscal year ended March 31, 2022, and included payment received from additional capital contribution of $835,813 and advances received from related parties of $239,429 in fiscal year 2022.

Net cash provided by financing activities amounted to $442,823 for the fiscal year ended March 31, 2021, and included payment received from additional capital contribution of $820,135 and payments made to related parties of $378,312 in fiscal year 2021.

Contractual obligations

Lease commitment

We entered into various operating lease agreements to lease office space and warehouse space for the VIEs and the subsidiaries in various major cities in the PRC. For the years ended March 31, 2022 and 2021, total operating lease expense amounted to $275,025 and $164,728, respectively.

As of March 31, 2022, future minimum lease payments under the non-cancelable operating lease agreement are as follows:

Year ending March 31,	Lease expense
2023	$347,475
2024	146,079
2025	59,717
2026	21,068
2027	9,101
Total	$583,440

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2022 and 2021.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable, advances to suppliers, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity U.S. GAAP, the management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These accounting estimates used in the preparation of our Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Our estimates are based on management's best available information including current events, historical experience, actions that the company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, realization of deferred tax assets, provision necessary for contingent liabilities, valuation of inventories, implicit interest rate of operating leases, and the standalone selling price of the equipment and the post-sale service and supplies. As a result, actual results may be different from these estimates.

Accounts receivable, net

Accounts receivable, net represent the amounts that we have an unconditional right to consideration, which are stated at the original amount less an allowance for doubtful receivables. We review the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. We usually determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is remote. In circumstances in which we receive payment for accounts receivable that have previously been written off, we reverse the allowance and bad debt expenses. Allowance for uncollectable balances amounted to $486,784 and $393,412 as of March 31, 2022 and 2021, respectively.

Inventories, net

Inventories, primarily consisting of purchased equipment, equipment parts and supplies, and other supplies, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. We record inventory impairment for obsolete and slow-moving inventories. Inventory impairment is based on inventory obsolescence trends, historical experience, forecasted consumer demand and application of the specific identification method. The provision for obsolete inventories was $26,820 and $25,440 for the years ended March 31, 2022 and 2021, respectively.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment and right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2022 and 2021.

Fair value of financial instruments

ASC Topic 820, “Fair Value Measurements and Disclosures,” defines Fair Value (“FV”), and establishes a three-level valuation hierarchy for disclosures of FV measurement that enhances disclosure requirements for FV measures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of our financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts receivable due from related parties, due from related parties, prepaid expenses and other current assets, accounts payable, accounts payable due to related parties, deferred revenue, due to related parties, and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of March 31, 2022 and 2021 based upon the short-term nature of the assets and liabilities.

Revenue recognition

On April 1, 2019, we adopted Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with customers”, using the modified retrospective approach.

To determine revenue recognition for contracts with customers, we perform the following five steps : (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

Revenue amount represents the invoiced value, net of a value-added tax (VAT). Revenues under bundled arrangements are allocated considering the relative standalone selling prices of the performance obligations included in the bundled arrangement.

More specifically, revenue related to our products and services is generally recognized as follows:

Revenue from sales of equipment

Revenues from the sale of equipment directly to end customers and distributors, including those from sales-type leases (see below), are recognized when obligations under the terms of a contract with our customer are satisfied and control has been transferred to the customer. For equipment placements that require us to install the product at the customer location, revenue is normally recognized when the equipment has been delivered and installed at the customer location. Sales of customer installable products are recognized upon shipment or receipt by the customer according to the customer's shipping terms.

Revenue from leasing of equipment

We record rental income in according to the ASU 2016-02. The two primary lease accounting provisions we assess for the classification of transactions as sales-type or operating leases are: (1) a review of the lease term to determine if it is equal to or greater than 75% of the economic life of the equipment and (2) a review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at the inception of the lease. Lease arrangements that meet these conditions are accounted for as sales-type leases and sales profit or loss at lease inception is recognized as noted above for sales of equipment. Lease arrangements that do not meet these conditions are accounted for operating leases. The revenue from an operating lease is recognized on a straight-line basis over the term of the lease.

A significant portion of our lease to end customers are made through bundled lease arrangements that typically include equipment, financing and maintenance components for which the customer pays a single negotiated fixed minimum monthly payment for all elements over the contractual lease term. These arrangements also typically include an incremental, variable component for page volumes in excess of contractual page volume minimums, which are often expressed in terms of price-per-page. The fixed minimum monthly payments are multiplied by the number of months in the contract term to arrive at the total fixed minimum payments that the customer is obligated to make (fixed payments) over the lease term. In applying the lease accounting methodology, we only consider the fixed payments for purposes of allocating to the relative fair value elements of the contract.

Revenues under bundled arrangements are allocated considering the relative standalone selling prices of the lease and non-lease deliverables included in the bundled arrangement. Lease deliverables include the equipment and financing, while non-lease deliverables generally consist of supplies and maintenance services, which are generally recognized over the term of the lease as maintenance services revenue as noted below under “Revenue from maintenance services”. The allocation for the lease deliverables begins by allocating revenues to equipment and financing based on their standard along selling price, and the remaining amounts are allocated to the supplies and maintenance services.

We consider the economic life of most of the products to be five years and there is no significant after-market for the used equipment. We believe five years is representative of the period during which the equipment is expected to be economically usable, with normal service, for the purpose for which it is intended. Residual values are not significant.

With respect to their standard along selling price, we perform an analysis of equipment fair value based on cash selling prices during the applicable period. The cash selling prices are compared to the range of values determined for the leases. The range of cash selling prices must be reasonably consistent with the lease selling prices in order for us to determine that such lease prices are indicative of fair value.

Financing:

Finance income attributable to sales-type leases is recognized on the accrual basis using the effective interest method.

Revenue from maintenance services

We provide maintenance services for which the customer pays a single negotiated fixed minimum monthly payment for all elements over the contractual term. These arrangements typically include implementation, configuration, training, technical support, and repairment. The fixed minimum monthly payments are multiplied by the number of months in the contract term to arrive at the total fixed minimum payments that the customer is obligated to make (fixed payments) over the contractual term. Revenues from maintenance and technical support services are recognized over time as such services are performed.

Revenue disaggregation

Our disaggregation of revenues for the years ended September 30, 2022 and 2021 are as the following:

	For the Years Ended March 31,
	2022	2021
Revenue from sales of equipment	$18,292,294	$14,737,879
Revenue from maintenance services	4,083,042	2,658,671
Revenue from leasing of equipment	1,486,633	642,213
Revenue from financing	13,362	11,554
Total revenue	$23,875,331	$18,050,317

All the our revenue are generated in the PRC.

Contract assets and liabilities

We do not have contract assets as of March 31, 2022 and 2021. Contract liabilities represent payment has been received from our customers in advance of the delivery of products or services. Our contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $452,856 and $524,398 as of March 31, 2022 and 2021, respectively. The amount of revenue recognized in the years ended March 31, 2022 and 2021 that was included in the opening deferred revenue was $514,116 and $321,832, respectively.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2022 and 2021. We do not believe that there was any uncertain tax provision on March 31, 2022 and 2021. Our subsidiary and VIEs in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended March 31, 2022 and 2021. As of March 31, 2022, all of the tax returns of our PRC subsidiary and VIEs filed after 2017 remain available for statutory examination by PRC tax authorities.

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. The new effective date for SEC filers that are eligible to be smaller reporting companies under the SEC’s definition, as well as private companies and not-for-profit entities is for annual and interim periods in fiscal years beginning after December 15, 2022. Adoption of the ASUs is on a modified retrospective basis. We will adopt ASU 2016-13 from April 1, 2023. We are currently reviewing this guidance to assess the potential impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). The amendments in the updated guidance simplify the accounting for income taxes by removing certain exceptions and improving consistent application of other areas of the topic by clarifying the guidance. ASU 2019-12 will be effective for the Group for annual reporting periods beginning April 1, 2022. We adopted this guidance on April 1, 2022 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05, “Lessors - Certain Leases with Variable Lease Payments,” which allows lessors to classify and account for a lease with variable payments that do not depend on a reference index or a rate as an operating lease if both of the following criteria are met: (1) the lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria as defined in ASC Topic 842 and (2) the lessor would have otherwise recognized a day-one loss on the lease arrangement. This standard better aligns the accounting with the underlying economics of these arrangements as lessors are not permitted to include most variable payments which do not depend on a reference index or a rate in the lease receivable while assets are derecognized at lease commencement. This standard is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. We adopted this guidance on April 1, 2022 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

BUSINESS

Overview

Eshallgo Inc (“EShallGo” or the “Company”) was incorporated in the Cayman Islands in June 2021. Through its variable interest entity and operating company, Junzhang Digital Technology (Shanghai) Co., Ltd. (“Junzhang Shanghai”), we have created an extensive geographical presence, which expands throughout 20 provinces in China. Since the Company has been serving as a dealer for nearly all the globally known office supply brands in China, established 155 service points with more than 1000 technicians, and has built its own ERP system as of the date of this prospectus, the Company management, which has three decades of experience in the industry, believes that these qualities have shaped us into what we believe to be one of the leading office solution providers in China with a global vision.

We specialize in two distinct market sectors: office supply sale and leasing, and after-sale maintenance & repair. These market sectors are large and fragmented, and we believe they present opportunities for significant growth through complementary services. Our mission is to become an office integrator and service provider, offering competitive overall office solutions and services, expand our service market beyond office equipment, and continue to create maximum value for customers. We place our customers’ needs, employees’ welfare and shareholders’ value as utmost importance, and we strive to build an enterprise that provides one-stop office solution.

Junzhang Shanghai is an authorized distributor of major brands of office equipment, including HP, Epson, Xerox, Sharp, Toshiba, Konica, Kyocera and other brands. Over the years, our business has expanded to encompass all other supplies offices may require, such as office furniture, IT products, water dispensers, printing paper, among many others. We also provide maintenance with Enterprise Resource Planning (“ERP”) systems we developed on our own. Our office total solution systems bring efficiency and convenience in the office. Our management believes that we have become one of the leading suppliers of office equipment for both private and public sector businesses as well as for large enterprises and institutions such as Ping An Insurance, Taiping Life, Centaline Property, Debon Securities, Tongce Real Estate, among others, and we have developed an e-commerce platform for all types of offices. As of the date of this prospectus, Junzhang Shanghai has established 21 subsidiaries across China and obtained the national high-tech enterprise certification.

Relying on our team’s rich experience in serving customer as well as technology development over the past 20 years, we have created an innovative cross-region service brand, EShallGo, to provide customers from across the country by addressing their customized office needs. As an independently developed solution provider with our own intellectual property rights, EShallGo is adopting "cloud procurement, cloud management and cloud services” and other powerful tools to lay the cornerstones for our future growth plan. We are in the process of establishing a system covering office services, sales, leasing, warranty service and life-time maintenance covering major cities across the country. We have obtained ISO9001, ISO14001, ISO45001 certifications and other national management system certifications.

Although the Chinese economy annual growth rates no longer sustain an unprecedented level of 10%-plus as in the last decades, the economic activities in China continue to thrive and prosper in recent years, and demand for corporate office services has become a new market growth point. In light of the industry growth, EShallGo is looking to take the lead in this new market by proposing the “Internet & Service E-commerce model”. Although the e-commerce business and related platform is not yet operational and will be launched upon the completion of this offering, EShallGo has completed the initial setup of e-commerce and national service outlets and gained initial success in the market. Specifically, Junzhang Shanghai has set up all service categories on the platform that are in line with the industry by acquiring the ICP certificate and EDI certificate, which are business licenses for e-commerce platform operations in China and could take up to two years to obtain. Junzhang Shanghai has also developed its proprietary software, remote management systems and the mobile applications, all of which await to be further refined and tested to accommodate the business-end users, and to be launched upon the consummation of this offering. Furthermore, Junzhang Shanghai's continuing geographical expansion efforts have resulted in more than 155 service outlets and more than 1,000 registered technical service personnel in lower-tier cities. These service outlets have contracted with Junzhang Shanghai through one of its 21 subsidiaries to provide local aftersales maintenance and repaire services to largely institutional customers of Shanghai Junzhang. In order to continue its expansion efforts, consolidate its relationship with local vendors, and further promote Eshallgo’s brand awareness, Shanghai Junzhang does not currently charge management fees at this stage and allow the service points to retain all service-related revenues. This enabled us to lay a good foundation for Eshallgo's future e-commerce development. Our long-term goal is to become a leading service provider for not only office total solutions, but also to expand our service technology to other types of house products.

Industry

The data disclosed in this section has been provided by Beijing Oulixin Information Consulting Co., Ltd.

Trend of Development for Global Copier Market in 2022-2027

Trend of global copier industry

With the rapid development and promotion of cloud services and the IoT, interconnectivity between printers and devices such as PCs and smartphones are becoming more commonly used. As a result, the use of printers is no longer limited to the office, but has expanded to the underground, at home, or even on a trip. However, as people become more aware of environmental protection and inefficiency caused by excessive paperwork, many companies have started to implement paperless office, which may present a certain negative impact on the printer industry. The demand for copiers in the global industry is projected as follows:

Figure 8: Global demand forecast for the copier industry for 2022-2027

Operation of the Copier Industry in China for 2019-2021

In recent years, as information technology continues to develop and break through, the information processing capacity of printers and copiers has been greatly improved. In particular, the application fields of color laser printers, copiers and digital printing have also been greatly expanded. In terms of laser printing & copying, due to the advancement and widespread use of tandem (Tandem mode) technology, color laser printing and copying at the same speed as black and white printing and copying has also become a reality, and the application in the office field is increasing rapidly. At the same time, with the widespread use of personal computers, digital cameras and other electronic products at home, the demand for document printing, copying, photo printing and scanning and faxing by home users is also growing rapidly. More and more laser printing & copying devices are starting to enter homes, which is gradually becoming another major consumer market for printing after the office.

Copier Industry Sales in China from 2017-2021

Copier Industry Shipments in China in 2017-2021

Copier Industry Output in China in 2017-2021

Average Product Price Trend in China's Copier Industry for 2017-2021

The booming e-commerce market

In 2020, the annual total retail sales of consumer goods amounted to RMB3,982 billion, a decrease of 3.9% from the previous year. The annual national online retail sales amounted to RMB 1,176 billion, an increase of 10.9% from the previous year. Within the retail sector, the online retail sales of products reached RMB975.9 billion, an increase of 14.8%, accounting for 24.9% of the total retail sales of consumer goods, an increase of 4.2 percentage points over the previous year.

In 2021, national online retail sales reached 13.1 trillion RMB, increasing by 11.4% as compared to the previous year. Within the retail sales sector, the online retail sales of physical products amounted to RMB10.8 trillion, with a year-on-year growth of 12.0%, which represents 24.5% of the total retail sales of consumer goods.

Online retail sales and growth rate in China for 2016-2021

In recent years, internet traffic starts to gather towards social platforms, which have become an entrance to e-commerce. The development of social e-commerce was further and continuously driven by the emergence of new advertising models such as live-streaming.

Although the recovery from the pandemic has influenced this new social e-commerce model, its development has not been hindered but continues to improve due to its increased use in logistics and distribution, and the convenience it brings in payment methods. The gradually improvement in e-commerce infrastructure is also facilitating geographical expansion.

China only has a population of 1.4 billion, which heavily rely on e-commerce platforms such as Taobao, JD and Alibaba. Since vast majority of Chinese population has been used to the e-commerce model in the past decade, China possesses a strong supply chain system and enables many startups to expand their local experience to overseas markets, which include the U.S. and the U.K., as well as emerging markets such as India and the Middle East.

Prospects for the Development of the Copier Market in China for 2022-2027

With the rapid development of information technology, emerging technologies such as the internet, new media and cloud computing are gradually changing people's working and living styles. Moreover, influenced by the general trend of environmental protection at home and abroad, traditional paper media-related industries are subject to certain constraints. However, the market for general purpose printing consumables and recycled printing consumables is in line with the market trend of recycling, environmental protection and saving. Even if the growth rate of the printing industry slows down, its related business also maintains a stable growth.

Printers that can only perform a single function are gradually being phased out of the market, as many businesses are now not satisfied with the value of choosing among a set of printing or copying features – they would like to use one machine to perform all the task, from basic to more specialized function. Therefore, multifunction copiers such as one that offers scanned documents are becoming increasingly popular with enterprises, as people are getting more used to easy retrieval of their electronic files. Although the copier market is already a relatively mature market, it is still being driven by the needs of customers to constantly update their demand for their personalized features.

China Copier Market Development Trend Forecast for 2022-2027

The most noteworthy features of the recent copier products are networkability, ease of use, and diversification of ownership. Networkability enables the copiers to be connected to user network systems and allow users to achieve their document output needs through copiers at any time and from any location, thus optimizing costs and productivity. On the other hand, as the functions of copiers are upgraded, users need simple and clear ways of operation. New machine leasing has also gradually become a popular option to many enterprises in major cities firstly.

Copier commercial market demand will further expand

Express copying and printing points now spread all over the country. Besides the few company headquarters that use large photocopiers, service points generally use small printers or small all-in-one machine, albeit in high demand. At present, express printing service is one of the relatively fast growing sector in the industry because it pays attention to time and efficiency. For example, architectural design, research institutes produce a large volume of drawings and have high quality requirements. These institutions would often also be printing bids at night and participating in tenders the following morning, and make processing time tight for the servicers. The machines they need must be required to be problem-free and the printing speed must be fast.

Supply and demand forecast for the copier industry in China for 2022-2027

Although the traditional copier industry has been challenged by the development of modern office technology such as collaborative management, traditional photocopying is still deemed as the "essential need" for most companies, governmental entities, enterprises and institutions, and the overall market size of traditional copying equipment is relatively stable.

In the future, the global printer market will be influenced by a number of factors, including the growing demand for home printing in the context of telecommuting and home learning. Favorable factors will prevail and be the main driving force behind the development of the global printer market. With the onslaught of digitalization, the volume of data generated by various industries is growing exponentially. In the future, as investment in research and development increases and core technologies are rapidly promoted, the position of Chinese printer companies in the market is expected to be further enhanced.

Forecast for China's Photocopier Industry for 2022-2027

Demand Forecast for China's Copier Industry for 2022-2027

Our History and Growth Strategy

Our Background

EshallGo, through Junzhang Shanghai, is a one-stop service company dedicated to creating overall solutions for any types of offices. Junzhang Shanghai’s current main business is office equipment and supply sales and aftersales service. Specifically, Junzhang Shanghai has established a long-term cooperation mechanism with world-renowned office equipment makers, such as HP, Epson, Xerox, Sharp, Toshiba, Konica, Kyocera, among others, and is active in the business of providing products and services of office supplies, office equipment leasing, office equipment maintenance services, and related supply chain finance services. However, with more than 20 years of industry experience, our team has developed a vision to move beyond the traditional office supply business model, but to focus on the maintenance and services of these equipment instead. Over the years, our team has built the Company into a holding group with more than 20 provincial-level holding subsidiaries in China, covering all regions of the country and aggregated 150 registered service stations across the country.

As of the date of this prospectus, the Company, through its VIEs, has developed a number of service stations to tend the aftersales needs of its customers across China, and will eventually form cooperative relationships with like-minded businesses to conduct aftersales services together. The subsidiaries currently established are service providers who have completed registration and signed service agreements with Junzhang Shanghai, and help serve tens of thousands of loyal customers all over the country. At the same time, through the brand EShallGo platform developed by Junzhang Digital Technology, a new business model of "Internet + Service e-commerce" can be executed nation-wide. By implementing a centralized online intake platform and dispatching technicians to tend customers’ physical office needs in real-time, EShallGo will establish a model that integrates all online and offline service categories into a one-stop service station. The e-commerce business and related platform is not yet operational, but they will be launched upon the completion of this offering.

Our Plans

Upon the completion of our proposed IPO, we plan to consolidate the original sales system and expand to the provinces we are not currently serving. Simultaneously, we plan on cooperating with high-quality and like-mind businesses in the industry so that all provincial-level holding subsidiaries can immediately start the development of cooperative enterprises in those provinces, and quickly complete the establishment of lower-level holding companies, so that our Sales + Service Outlets model can achieve a more comprehensive geographic coverage.

Once our management system matures, we plan on utilizing our service technology to not only cover office supplies such as water dispenser, printers, or copier machines, but also expanding to other service and maintenance areas in household products.

We have developed and achieved initial success in the market. We believe that our plan is on the right path with the following services:

1.	Remote Management System for Major Client Leasing Services

This is a software application designed for leasing and sales management for large equipment leasing customers (for example, educational institutions, whose subordinates include a large number of school units).

The office equipment leased by such customers is distributed to many subordinate branches. Therefore, this project platform is used to meet the management needs of such customers for the equipment used by end users everywhere. The system will summarize the usage, equipment status and failures into customized reports for our customer, and conveniently conduct streamlined service process with our Company.

At the same time, this system leverages Junzhang Shanghai’s nationwide service stations to provide low-cost maintenance and technical support for leasing businesses. We also deliver extra value by serving thinly populated areas.

2.	National Coverage for Subcontracting Service System in Equipment Leasing Services

Due to the lack of contracted service in certain provinces and cities, we outsource our equipment leasing business by subcontracting qualified local third-party vendor. This subcontracting service coverage system is managed and supported by a website portal nationwide.

This central system not only collectively manages the overall business, but also supports multiple affiliates in other locations to carry out daily leasing management business simultaneously and accomplishes a standardized distribution of maintenance and repair tasks. In addition, this system supports the settlement of subcontracting fees for different external affiliates according to different contract terms.

The main function of this system is to support the company to continuously expand its business to regions that have not been previously involved.

3.	Real-time Management System for On-site Technicians and Equipment Leasing Service

This is an integrated system of a website system and mobile application (“App”). This system is used to monitor and improve the on-site service quality of office equipment leasing service stations nationwide.

The system supports and manages the maintenance, repair, progress update, and pricing for each leased equipment that is distributed across the country and managed by different service points. To ensure timely and high-quality services to a wide range of customers, this system monitors and manages the location and real-time status of all dispatched maintenance technicians in real time. It also tracks the service type, time when the technician enters the customer unit, time to complete the business exit, on-site positioning data and the customer’s evaluation of the service.

Our Strategy

Our objective is to strengthen our competitive advantages, achieve above-market rates of profitable growth through the following key strategies.

E-point Office Life

Our company slogan is “E-point Office Life.” As recognized by the existing customers, EShallGo’s service team stands ready to solve any difficulties encountered in an office environment, such as technical support and equipment repairing, among many other services.

Most of our customers are concentrated in mid and small businesses. Our marketing strategy focuses on local promotion, standardized professional services and exceptional services to attract more users. We have gained substantial customer loyalty over the years by earning customer trust and won many new users simply through the referral of existing clients. We won many new users through the referral of existing customers.

We have obtained many industry qualifications, and we leverage these advanced qualifications in the industry to participate in more project biddings and obtain more customers, which enable us to analyze and gather more information and timely identify any new needs of customers in large offices. We also strive to provide customized services tailored based on each customer’s needs.

To spread our idea of E-point office life, we participate in all kinds of local online and offline promotion all year round, including exhibitions held by office industry associations, brand promotion meetings held by various manufacturers, and various industry exhibits. As a trusted distributor of many major brands, EShallGo provides a wide range of products and services. Upon the completion of our IPO, we will extensively deploy more detailed and personal service outlets for our users, and open more service stores around various user clusters across the country.

Our Smart Platform – Create a smart one-stop solution for all maintenance- and aftersales-related office needs

Our customers can access our service offerings through our mobile app in a quick and convenient way. The EShallGo App is integrated with our smart office system, IoT devices and other technology capabilities to create a seamless working experience for our customers in and beyond physical office supplies.

Attract new customers and develop new market opportunities

We believe the comprehensive geographical presence of our operations across a project lifecycle facilitates extensive, shared market awareness in our sector. We believe this widespread market insight enhances our customer relationships as it allows Junzhang Shanghai to attract customers because it understands their specific needs and will be able to provide quality products and services. We intend to capitalize on our market awareness of new products to maximize sales and services across all our business units. Junzhang Shanghai’s technology front can then provide the materials and tools necessary to build the infrastructure necessary to expand our client base, while also supplying the components needed to keep the operations well maintained.

Supplement strong organic growth with "tuck-in" acquisitions in core and adjacent markets

One driver of our organic growth will be through "tuck-in" acquisitions in core and adjacent markets to supplement our product set, geographic footprint and other services. Through our own experienced business development as well as trusted customer and supplier relationships, we are able to identify relevant acquisition opportunities. We can selectively pursue acquisitions that are culturally compatible and synergized with our growth and business model. Additionally, as evidenced by our successful history of collaborative effort with local service stations, we have a strong track record as a disciplined business partner who quickly and efficiently integrates local service partners into the EShallGo supply culture and operations. As a result of our highly efficient operations, industry-leading IT systems, strategically aligned supplier relationships and broad distribution platform, there are opportunities to achieve substantial synergies in our future collaborations and acquisitions.

Corporate Structure

We commenced our commercial operations in 2015 through Junzhang Digital Technology (Shanghai) Co., Ltd., or Junzhang Shanghai. On June 16, 2021, to facilitate offshore financing, we incorporated Eshallgo Inc under the laws of the Cayman Islands as our offshore holding company. On June 30, 2021, we established Junzhang Monarch Limited, or Junzhang HK, our wholly-owned Hong Kong subsidiary, and July 22, 2021, we established Shanghai Eshallgo Enterprise Development (Group) Co., Ltd., or EShallGo WOFE, which is a wholly-owned subsidiary of Junzhang HK.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet, value-added telecommunications services and other related business, Junzhang Digital Technology (Shanghai) Co., Ltd. entered into a series of contractual arrangements with EShallGo Shanghai on December 3, 2021, which we refer to as the VIE (variable interest entity), and its shareholders. We depend on these contractual arrangements with the VIE, in which we have no ownership interests, and its shareholders to conduct most aspects of our operation. We have relied and expect to continue to rely on these contractual arrangements to conduct our business in China.

Under PRC laws and regulations, our PRC subsidiaries may pay cash dividends to us out of their respective accumulated profits. However, the ability of our PRC subsidiaries to make such distribution to us is subject to various PRC laws and regulations, including the requirement to fund certain statutory funds, as well as potential restriction on currency exchange and capital controls imposed by the PRC governments.

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs:

Contractual Arrangements with the VIEs and Their Shareholders

Due to PRC legal restrictions on foreign ownership, neither we nor our subsidiaries own any direct equity interest in Junzhang Beijing or Junzhang Shanghai. Instead, for accounting purposes, we are the primary beneficiary and receive the economic benefits of Junzhang Beijing or Junzhang Shanghai’s business operation through a series of contractual arrangements. EShallGo WFOE, Junzhang Beijing, Junzhang Shanghai and the shareholders of Junzhang Shanghai or Junzhang Beijing or entered into a series of contractual arrangements, also known as VIE Agreements, on August 11, 2021 and December 3, 2021. We have evaluated the guidance in FASB ASC 810 and determined that Eshallgo WFOE is the primary beneficiary of the consolidated VIEs, for accounting purposes, because, pursuant to the VIE agreements, the VIEs shall pay service fees equal to all of its net income to Eshallgo WFOE, and Eshallgo WFOE has the power to direct the activities of the VIEs that can significantly impact the VIEs’ economic performance and is obligated to absorb all of losses of the VIEs. The VIE agreements are designed to render the operations of the VIEs to be solely for the benefit of Eshallgo WFOE, and, ultimately, Eshallgo, which has indirect ownership in 100% of the equity in Eshallgo WFOE. Accordingly, under U.S. GAAP, we treat the VIE and its subsidiaries as consolidated affiliated entities and have consolidated their financial results in our financial statements. If Junzhang Beijing or Junzhang Shanghai and their subsidiaries or the shareholders of Junzhang Beijing and Junzhang Shanghai fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements. Furthermore, if we are unable to maintain our rights as the primary beneficiary over the VIEs, we would not be able to continue to consolidate the financial results of our variable interest entity in our financial statements.

The following is a selection of the currently effective contractual arrangements by and among our wholly-owned subsidiary, EShallGo Shanghai, and the VIEs, Junzhang Beijing and Junzhang Shanghai. These contractual arrangements enable us to (i) exercise our rights as the primary beneficiary over the VIEs; (ii) receive substantially all of the economic benefits of the VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of it when and to the extent permitted by PRC law.

Shareholders' Power of Attorney

The shareholders of Junzhang Beijing or Junzhang Shanghai signed shareholders' Power of Attorney with EShallGo WFOE, pursuant to which each shareholder of Junzhang Beijing or Junzhang Shanghai irrevocably authorized EShallGo WFOE or any person(s) designated by EShallGo WFOE to exercise such shareholder's rights in Junzhang Beijing or Junzhang Shanghai, including without limitation, the power to participate in and vote at shareholder's meetings, the power to nominate and appoint the directors, senior management, the power to sell or transfer such shareholder's equity interest in Junzhang Beijing or Junzhang Shanghai, and other shareholders' voting rights permitted by the Articles of Association of Junzhang Beijing or Junzhang Shanghai. The shareholders' Power of Attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Junzhang Beijing or Junzhang Shanghai.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement entered into among EShallGo WFOE, Junzhang Beijing/Junzhang Shanghai and the shareholders of Junzhang Beijing/Junzhang Shanghai, respectively, the shareholders of Junzhang Beijing/Junzhang Shanghai pledged all of their equity interests in Junzhang Beijing/Junzhang Shanghai to EShallGo WFOE to guarantee Junzhang Beijing or Junzhang Shanghai’s obligations under the contractual arrangements including the exclusive business cooperation agreement, the exclusive option agreement and the shareholders' power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by EShallGo WFOE in enforcing such obligations of Junzhang Beijing, Junzhang Shanghai, or their shareholders. In the event of default defined therein, upon written notice to the shareholders of Junzhang Beijing or Junzhang Shanghai, EShallGo WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Tianjin Yaodu, Junzhang Beijing or Junzhang Shanghai and priority in receiving the proceeds from such disposition. The shareholders of Junzhang Beijing or Junzhang Shanghai agree that, without EShallGo WFOE's prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The pledge shall become effective on such date when the pledge of the equity interest contemplated in the equity interest pledge agreement is registered appropriately, and the pledge shall remain effective until all contractual obligations have been fully performed and all secured indebtedness have been fully paid. The shareholders, Junzhang Beijing and Junzhang Shanghai shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Spousal Consent Letters

The spouses of the shareholders of Junzhang Shanghai signed spousal consent letters, pursuant to which the spouse unconditionally and irrevocably agreed that the equity interest in Junzhang Shanghai held by them and registered in their names will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement and the shareholders' power of attorney. Each of their spouses agreed not to assert any rights over the equity interest in Junzhang Shanghai held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Junzhang Shanghai held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

Exclusive Business Cooperation Agreement

EShallGo WFOE and Junzhang Beijing, and EShallGo WFOE and Junzhang Shanghai entered into exclusive business cooperation agreements, pursuant to which EShallGo WFOE has the exclusive right to provide to Junzhang Beijing or Junzhang Shanghai technical support, consulting services and other services related to, among other things, design and development, operation maintenance, product consulting, and management and marketing consulting. EShallGo WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Junzhang Beijing and Junzhang Shanghai agree to pay EShallGo WFOE service fees at an amount as determined by EShallGo WFOE. This agreement will remain effective upon execution, and unless terminated in accordance with the provisions of this agreement or terminated in writing by EShallGo WFOE. Junzhang Beijing and Junzhang Shanghai shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Exclusive Option Agreement

EShallGo WFOE, Junzhang Beijing and each of the shareholders of Junzhang Beijing, Junzhang Shanghai and each of the shareholders of Junzhang Shanghai have entered into exclusive option agreements, pursuant to which each of the shareholders of Junzhang Beijing and Junzhang Shanghai irrevocably granted EShallGo WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Junzhang Beijing and Junzhang Shanghai, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Junzhang Beijing and Junzhang Shanghai undertake that, without the prior written consent of EShallGo WFOE, they may not increase or decrease the registered capital or change its structure of registered capital in other manners, dispose of its assets or beneficial interest in the material business or allow the encumbrance thereon of any security interest, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association, distribute dividends to any of the shareholders or provide any loans to third parties. The exclusive option agreement will remain effective until all equity interests in Junzhang Beijing or Junzhang Shanghai held by the shareholders of Junzhang Beijing and Junzhang Shanghai are transferred or assigned to EShallGo WFOE or its designated person(s). The shareholders of Junzhang Beijing and Junzhang Shanghai shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Our Services

Currently, our main business involves the sales, leasing and maintenance services of office equipment such as printers and copiers. We distribute more than 15 major brands such as HP, Epson, Xerox, Sharp, Toshiba, Konica, and Kyocera.

Sales and Leasing

The sales and leasing process is relatively simple. Our marketing team will make comprehensive customer quotes after obtaining customer’s information, such as the total print volume of the customer, the proportion of A3/A4 format, the proportion of color/black and white coloring, to determine the number of equipment that best suits the customer’s needs and whether the customer should choose to purchase or lease. The equipment we provide is mainly new models of prominent brands mentioned above.

Our clients currently consist of mainly financial service companies and real estate companies, including Taiping Life Insurance, Debon Securities, Fosun Group, Laomiao Gold, Lianjia Real Estate, Centaline Real Estate, Quantuo Real Estate, among others.

The following chart illustrates our sales model, in which the remote management section will be installed upon the consummation of this offering:

Services

As the Company grows, it has gradually become clear that our revenue growth will come from the service aspect of our business, which mainly include: (1) Leasing (with installation payment and fixed service fee), (2) after-sales maintenance service, and (3) life-time maintenance service, which is characterized for its high profit margin, high degree of customer adhesion, and long profit cycle, as indicated below:

Service Operations

The Company aims to gradually expand its emphasis on sales and office equipment distribution to a service-oriented model in the future, and to provide our customers with more personalized products and services. Overtime, with our self-developed and standardized management system that entail all aspects of supply, leasing and after-sale services, we aim to boost our cooperation with our customers by expanding the current limited and fragmented after-sales services across China.

Through office equipment sales and aftersales service as our initial business model, we have implemented a streamlined business model and obtained analysis data in the field of smart office and even smart home. The data we collected can be sent to manufacturers, sellers to improve the overall product research, production, sales, purchase, consumer finance and aftersales guidance for different types of service providers, enabling a new long-tail industry ecology.

Currently, the EShallGo service network involves more than 20 provincial-level subsidiaries nationwide in service operations, centered around Shanghai and will expand further over time.

The goal that EShallGo’s office total solution direct repair platform is striving to achieve is to mobilize maintenance technicians of various categories and brands to create a standardized, professional, convenient and streamlined equipment service platform. Specifically, customers can use EshallGo’s mobile App, official website, call center, or simply scan a QR code to request any service or product, and our platform will locate and dispatch experienced technicians nearby for quick diagnosis and delivery of service and product.

Operation Dispatch Process

Currently, EShallGo already distributes products and completes work orders through a mobile App, which is independently developed by Junzhang Shanghai to sort out, among others, task order acceptance, workflow management, real-time positioning, and customer evaluation. Once a work order is placed, the service platform of EShallGo sends the work order to the authorized service center of each of the provincial service point according to the location. The service center then assigns an affiliated or contracted technician to provide onsite services. The average response time for our on-site service of the technician typically does not exceed 4 hours, and the work order can usually be completed as quickly as within 1 hour.

The flowchart for the construction of our operational dispatch process is indicated below:

Visualized IoT and After-sales Service System (To Be Launched)

As a service platform independently developed by EShallGo with our own intellectual property rights, Junzhang Shanghai adopts powerful concepts and tools such as "cloud procurement, cloud management, and cloud services" as the cornerstone to promote the development of the entire platform, and quickly establish an easily accessible platform for users. The service network and supporting team cover major cities across the country. The main functions of remote equipment management software include, among others, automatic equipment fault diagnosis, consumables usage statistics and other various data of equipment.

Furthermore, our dual Mobile App software system will incorporate data from both customer App and the technician App, which can provide timely feedback on the remote use dynamics of the equipment, complete information connection and intercommunication in time, and monitor information feedback. All the data received by the App are collected through our Enterprise Resource Planning (“ERP”) real-time transmission and exchange, and all data and information are reasonably analyzed and managed by EShallGo’s back-end system.

The ERP system is a practical tool independently developed for the office equipment industry. Its main functions include customer contract management, information interaction, data statistics, purchase and sales order management, deposit and withdrawal monitoring, automatic generation of various data and other office solution industry-specific functions. There is no set upper limit to the system capacity.

The e-commerce business and related platform is not yet operational, but they will be launched upon the completion of this offering.

Operations of the After-sales Service System

Although the office equipment supply chain has been saturated in China, the realm of technological advance in aftersales has barely been explored. EShallGo has been the pioneer on the technological innovation of after-sales services for more than two decades, around the same time when all these major office equipment brands have entered China. To date, we have developed a dual-app system for both customers and technicians/engineers to provide real-time diagnosis of any technical issues arising out of the office equipment and dispatch quick repair and maintenance service as needed, thereby changing the way the traditional after-sales technical support was operated.

Our aftersales system is dedicated to the aftersales market of the office total solution industry, independently developed by EShallGo. All the software is interoperable, and the data is seamlessly connected, which greatly helps to improve work efficiency, standardize service, and collect and analyze big data.

Our system includes three major software components:

1.	Core ERP Software for the Office Total Solution Market

ERP is the core of the entire service system as it supports and manages EShallGo’s national coverage service network and solves the business needs of customers and technicians located in various locations. For example, it can create a background summary table, making data easily visible at first glance; the data display of each work order of the technician includes information such as location mapping, customer rating, customer signature, which can all be completed on the technician's mobile phone; real-time invoice can be generated with just one-click based on the services conducted. Because of its ability to conduct a large amount of data analysis, it sufficiently meets the management needs of today's office total solution industry.

2.	Remote Equipment Management Systems for Both Users and Technicians (to be Launched)

This management system is tailored for customers looking for conventional office solution functions. It provides equipment monitoring, equipment daily consumption management, and equipment repair and maintenance diagnosis to the national coverage service company. This system is being independently developed by EShallGo. It is a database that gathers all the business information of Junzhang Shanghai, provides data support for back-end business and other branch systems, and is also a platform for the Company's headquarters, local branches and service providers to handle business collaboratively. The system can also undertake the task of providing data reports and analysis, customer big data analysis, and business profit allocation and settlement between the Company and its affiliates and partnered service outlets. Specifically, the background management system entails three modules, each of which carries out a different function that comprehensively streamline the solution process.

a.	Technician-End Mobile App (to be launched)

Technician’s mobile App will include the work order module, leasing and overall solution module, and billing module. Through the back-end data support, it helps technicians successfully complete various equipment tasks, including repairs, maintenance, installation and after-sales customer visits, delivery and signing. Furthermore, it allows technicians to conduct repairs and supplies and parts orders on-site, and transfer on-site tasks to other technicians if necessary. This App can also act as an attendance check-in tool for employees when they conduct business activities outside the Company.

The technician-end mobile App completes the work order module, which includes but not limited to background summary table data, classification data of each work order of the technician such location map, which enables door-to-door service, customer rating, and customer signature.

b.	User-End Mobile App (to be launched)

Customers’ end App will support both Android and Apple smart phones, providing customers with convenient scan codes for repairs and other business-related functions. This App will also be a Quick Response (“QR”) code scanning tool for the customers’ equipment and supplies management needs, such as inventory, requisition registration, new product storage and delivery. Some of the most commonly-used maintenance order tracking functions are also available.

Furthermore, user-end App facilitates the customer's requests for repairs, tracking, evaluation and other functions. On the other hand, the technician-end App tracks the technician order and documents every step during the service. At the same time, both Apps are connected to the ERP system to collect related data in real time, which brings efficiency and convenience to the Company. Notably, with such efficient data analysis carried out by our dual-all system, any equipment failure will usually be discovered quickly, allowing either customers to fix the problems on their own or the technicians to conduct repairs remotely or onsite.

The function of this software is to connect to the user’s equipment effectively and conveniently, and to facilitate the effective management and repair of customers equipment. ERP is connected to equipment’s usage data, making data collection and analysis more efficient.

Our Competitive Strengths

We believe that we benefit significantly from the following competitive strengths. Through EShallGo’s overall market layout, service-oriented approach, as well as the gradual and in-depth advancement of independent research and development tools, we will change the traditional sales-oriented model in the industry to our goal of comprehensively and accurately tending of customer needs, improving service quality, achieving time efficiency, and enhancing customer satisfaction.

Management Expertise

Our founder, Mr. Zhidan Mao and his team have more than 20 years of experience in the industry of office equipment sales and services. Specifically, Mr. Mao has been in this industry since the above-mentioned major office equipment companies were first introduced to China. With our management’s technology-centered background, the Company distinguishes itself from the rest of the major equipment suppliers that are mainly sales-oriented. With its rich and deep experience in mastering important features of most, if not all, major office equipment, the Company is able to identify and resolve different problems arising out of different office equipment products and tend different customers’ needs.

Collaborative results-driven culture and precise execution

Our culture of customer- and market-centered mindset, fast and precise execution of customer orders, collaborative teamwork, excellence-driven service concept and trusted relationships with our suppliers and customers help us to excel in what we do. We believe this integrated team approach results in achieving operational results, and has contributed to the growth of our revenues at a higher rate than our competitors.

Leadership position in large, fragmented markets

We believe that the fragmented nature in this sector makes it full of opportunities for dynamic growth. Since the current office equipment industry is largely sales-oriented and emphasizes less on the technological service end, we have developed and will keep expanding our geographic footprint across China with over 150 locations throughout 20 provinces with our aftersales services. Over the last several years, we have strengthened our competitive position and financial profile through strategically converging fragmented operations in aftersales maintenance services, and focusing on the business units we believe present the greatest opportunity for profitable growth. Because our generally smaller and local competitors typically have fewer financial and operational resources than we do, we believe we are better able to:

•	address our customers' needs with our extensive product knowledge and availability as well as the ability to directly integrate with their systems and workflow;

•	leverage local knowledge and maintain close customer relationships through our expansive branch and sales networks, while also offering the capabilities of a large organization;

•	attract, develop and deploy industry-leading talent, resulting in a deep pool of management, operations and sales expertise; and

•	identify new opportunities ahead of our competition through our broad supplier and customer relationships and sales force reach.

Specialized business model delivering value-added services to customers

We offer our customers a breadth of products and services tailored to their specific needs. Our local presence and close relationship with our customers allow us to optimize our sales coverage model. We also provide differentiated, value-add services to our customers including:

•	fast product delivery with many of our products available on a same or next day basis;

•	product and technological expertise;

•	close customer and vendor relationships with an integrated “total solution sale;”

•	extensive network to assist with the customer's sourcing function; and

•	onsite product training and after-sales support.

Our service model allows us to fully tend to our customers’ needs and aid them in sourcing and procurement of their desired equipment and services. For example, within the area of office equipment maintenance, our ERP systems can integrate directly with our customers' internal needs, enabling our customers to streamline their product fulfillment and project completion process. We believe that the breadth of our product and service we offer provide significant competitive advantages over smaller local and regional competitors, helping us earn new business and secure recurring business.

Strategic diversity across customers, suppliers, geographic footprint, products and end-markets

Our sales network and after-sales service system have established more than 20 service-oriented provincial-level holding subsidiaries and over 150 service locations across the country and our system has begun to take shape and gained brand awareness. We believe the diversity of our customers, suppliers, geographic footprint, products and markets reduces our overall risk exposure. Our broad base of approximately 15,000 customers has low concentration with no single customer representing more than 4% of our total sales and our top 10 customers representing only approximately 29% of our total sales during fiscal 2021 We also believe that by developing relationships with a diverse set of customers, we gain significant visibility into the future needs of our marketplace. We maintain relationships with approximately 35 suppliers for many of our products, thereby limiting the risk of product shortages. We believe this allows us to deliver a diverse product offering on a cost-effective and timely basis. Our diverse geographic footprint of over 150 locations limits our dependence on any one region.

We believe that our diversity in end-market is a key competitive strength, as our growth opportunities and ability to deploy resources are not constrained by any single end-market dynamic. We believe that we stand to benefit both from large markets that are characterized by stable long-term growth potential, as well as from markets that are exposed to cyclical intervals. We expect these cyclical markets to recover in layered and overlapping stages at varying points in the economic cycle, as they have done in the past. For example, we believe that our largest business unit, office equipment maintenance, will continue to provide an opportunity for consistent and substantial long-term growth.

Highly efficient, technology-driven and well-invested operating platform driving high returns on invested capital (to be launched)

Our dedicated team, with its strong and extensive technology industry background, has developed an all-in-one service system (maintenance, life-time maintenance, extended warranty, full warranty etc.) and built an integrated platform of smart office system and IoT solutions to serve our customers both offline and online and to create more monetization opportunities.

We equip our platform, which is to be launched upon the consummation of this offering, with smart office system and IoT solutions that integrate automated services such as smart conference, cloud-based printing, facial recognition and other cloud-based security control. Our core ERP system analyzes large amount of data generated, and provides us with a better understanding of our customers’ needs and preferences, enabling us to offer customized services to them.

Our technology-driven platform will not only improve work efficiency, experience and loyalty of our members, but also our operational cost effectiveness. For example, a single technician in a conventional peer company has 6-8 orders per day at full capacity; however, through EShallGo’s efficient cloud management system, the maximum number of tasks a single technician in our Company can complete can reach as many as 15 per day. By integrating offline and online services on our platform, we will create strong connections among our customers and between our customers and our business partners, fostering a vibrant community around our brand.

Highly integrated technology infrastructure

While each of our business units has adopted a customized technology platform tailored to its respective market, we have built and will implement an integrated IT infrastructure and a number of common technologies. Our centralized infrastructure will provide capabilities for online sales, order and warehouse management, pricing, reporting, administrative functions and business analytics. Additionally, this will give us central access to specific customer and product profitability analyses across the entire business, allowing us to better understand performance variances among business units. Our infrastructure will also provide talent management, seamless customer integration for sales, receivables optimization, inventory management, and highly-scalable internal processes without rework and waste. Collectively, our access to and ability to analyze real-time data provided by our integrated IT infrastructure allows us to take appropriate and swift action across our business units, which we believe differentiates us from our smaller competitors. Since we developed our own tools and software, we have created an intelligent management system that can collect a massive amount of customer data and provide accurate analysis, which facilitate our research and development process, thereby coordinating office total solution product expansion as well as other related products that may benefit from our programs in the future.

Deep and strategically aligned relationships with suppliers

We have developed extensive and long-term relationships with many of our suppliers. While we manage product purchases at each business unit, we have coordinated processes designed to ensure that our product sourcing is conducted under consistent standards and volume purchasing benefits are maximized. We believe our above-market growth provides our suppliers with their own growth opportunities. Furthermore, we have a history of close cooperation with our suppliers that position us as a preferred distributor. We believe this alignment with our suppliers allows us to work with their most knowledgeable representatives to obtain the best products and terms. In addition, our relationship with the supplies enables us to gain timely access to new products, customized training on specialized products and early awareness of upcoming releases because of their connection to both standard and difficult-to-find products. In conclusion, our strategic supplier relationships make us the distributor of choice to many of our customers.

Quality Control and Customer Service

Junzhang Shanghai has obtained ISO9001, ISO14001, ISO45001 quality system certification for many years under the strict management mechanism of all parties and has a specialized department responsible for the supervision of all processes required for certification.

For the quality of after-sales service, a sound supervision system has also been established. All field service technicians have GPS positioning to facilitate grid-based task assignment. The response speed to customer needs, the time to reach the site, and the time to solve problems are subject to strict monitoring. After a task is completed, a special supervisor will survey customer satisfaction, and make a written record of the aftersales service with a corresponding serial number. Our dedicated personnel will then analyze and assess the score given to each service request with a goal of minimizing service complaints.

If we receive any customer complaints, we guarantee a prompt response within 4 business hours. Specifically, we have set up a 24-hour hotline (at 4006005800) to solve any unsatisfactory service experience from the users, and we promise to provide solutions within the day, and keep communicating with customers in a timely manner.

Award-Winning Operation

We have received numerous nationally recognized industry awards as well as provincially recognized awards. Notable awards and activities are detailed in chronological order as the following:

•	In December 2018, National Public Resource Exchange awarded the Eshallgo brand one of the “Top Ten After-sales Service Brands.”

•	In November 2018, the Shanghai Taxation Bureau of the State Administration of Taxation awarded Junzhang the High-tech Enterprise Certificate.

•	Since June 2019, Junzhang has been regarded as triple A level Company in credit, trustworthiness, honesty and operations by the China Business Integrity Public Service Platform.

•	In 2018, Junzhang was deemed as a leading company in the OA industry by China Modern Office Equipment Association.

We believe our national and province-level awards, reflect widespread recognition of our innovative products, national-recognized reputation as well as success in our industry.

Marketing and Sales

We have built a strong brand by providing superior experience and distinguished value proposition to our customers and business partners. Our highly recognizable brand allows us to expand through word-of-mouth. Active on social media, we regularly interact with our customers and business partners to promote our brand and the EShallGo services. Supported by our integrated operation systems, our dedicated sales and marketing team also conducts promotion of our agile office equipment repairs and maintenance services. Additionally, we cooperate with industrial zones, enterprises and organizations to conduct marketing and sales.

In the foreseeable future, we plan on adopting the following process to advertise our services:

Competition

Since we operate in a highly fragmented industry and hold leading positions in multiple market sectors, competition in each market sector varies. The majority of our competition comes from mid-size regional; however, we also face competition from a number of small and local competitors.

We believe the principal competitive factors for our market sectors include, among others, local selling capabilities, availability and cost of materials and supplies, technical knowledge and expertise, value-add service capabilities, customer and supplier relationships, reliability and accuracy of service, effective use of technology, delivery capabilities, and pricing of products. We believe that our competitive strengths and strategy allow us to compete effectively in our market sectors.

We compete in an emerging and competitive industry for the following:

•	Locations: The growth of our business depends on our ability to source suitable rental service locations.

•	Customers: While the number of companies and individuals seeking agile office space solutions is growing, we compete to acquire new customers and retain existing members.

•	Business partners: Our ability to continue to attract and retain quality business partners and to obtain favorable pricing for our customers from such business partners depends on our ability to grow our customer base and effectively match our customers’ needs with the services provided by our business partners.

•	Technology: Technology drives the growth and operating efficiencies of our business. We need to develop better operating systems and more user-friendly apps to remain competitive.

•	Personnel: Employees are our most valuable assets. We compete with our peer company to retain and recruit talented employees by providing competitive compensation and growth opportunities to our employees.

We believe that we are leading the competition in the office equipment supply and office total solution industry on the basis of the above factors. However, some of our competitors may have more resources than we do, and may be able to devote greater resources than we can to expand their business and market shares. See “Risk Factors — Risks Relating to Our Business and Industry — We face vigorous competition. If we are not able to compete effectively with others, our business, financial condition and results of operations may be materially and adversely affected.”

We had a total of 157 employees as of December 15, 2022. The following table gives a breakdown of our employees by function:

	As of December [15], 2022	As of March 31, 2022
Administration	26	28
Research and Development	11	12
Technicians	75	83
Business Operations	45	49
Total	157	172

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative. As a result, we have generally been able to attract and retain qualified employees and maintain a stable core management team.

Under PRC regulations, Junzhang Shanghai, Junzhang Beijing and their respective subsidiaries are required to participate in various statutory employee benefit plans, including social insurance funds, such as a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. Junzhang Shanghai and Junzhang Beijing enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with our senior management that contain non-compete restrictions. Junzhang Shanghai and some of Junzhang Shanghai and Junzhang Beijing’s subsidiaries fail to pay the employees’ housing provident fund and fail to pay in full of the employees’ social insurance funds. If Junzhang Shanghai and the subsidiaries fail to make the correction within the statutory period, they may be subject to pay the outstanding social insurance contributions within a prescribed deadline and liable for a late payment fee equal to 2‰  of the outstanding amount for each day of delay, in addition to a fine ranging from RMB 10,000 to RMB 50,000. Nevertheless, as of the date of this prospectus we have not experienced any major labor disputes.

Customers and Suppliers

Junzhang Shanghai and its subsidiaries maintain a customer base of approximately 15,000 customers, many of which represent long-term relationships. Shanghai Mengyu Office Equipment Co. Ltd. Jilin Xerox Business Machine Co., Ltd. are our largest customers, both accounting for approximately 4% of fiscal 2021 net sales. We are subject to very low customer concentration, reducing our exposure to any single customer.

We have developed relationships with approximately 35 suppliers, many of which are long-standing. Shanghai Mingzhe Office Equipment Co., Ltd. and Sharp Trading (China) Co., Ltd. are our largest suppliers, accounting for approximately 17% and 14% respectively of fiscal 2021 purchases. Specifically, Shanghai Mingzhe Office Equipment Co., Ltd. is to provide office equipment to Shanghai Lixin Office Equipment Co., Ltd. (“Lixin”) according to Lixin’s periodic needs and deliver within 3 business days, and the supplier contract is automatically renewed annually. Sharp Trading (China) Co., Ltd. and its manufacturing subsidiaries supply office equipment to Junzhang Shanghai in an amount of approximately RMB9,800,000 (approximately $1,460,000) annually, with authorization to sell and provide aftersales maintenance services. These supplier relationships provide us with reliable access to inventory, volume purchasing benefits and the ability to deliver a diverse product offering on a cost-effective basis. We maintain multiple suppliers for a substantial number of our products, thereby limiting the risk of product shortage for customers.

Seasonality

The Company’s business and sales are not subject to any seasonality factors.

Intellectual property

Our trademarks and those of our subsidiaries, certain of which are material to our business, are registered or otherwise legally protected in the People’s Republic of China. We, together with our subsidiaries, own 30 software copyrights related to our ERP system, lease equipment management and control, and office equipment performance improvement. We also rely upon trade secrets and know-how to develop and maintain our competitive position. We protect intellectual property rights through a variety of methods, including trademark, patent, copyright and trade secret laws, in addition to confidentiality agreements with suppliers, employees, consultants and others who have access to our proprietary information. Generally, registered trademarks have a perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. We intend to maintain our material trademark registrations so long as they remain valuable to our business. See "Risk Factors—Risks Relating to Our Business—If we are unable to protect our intellectual property rights, or we infringe on the intellectual property rights of others, our ability to compete could be negatively impacted."

Trademark

The following table sets forth a brief description of the Company’s trademarks, including their respective publication numbers, application filing date, issue date, expiration date and title.

Trademark Number	File Date	Issue Date	Expiration Date	Trademark Name	Issue Country
36002269	January 17, 2019	November 28, 2020	November 27, 2030		China
35990204	August 27, 2020	November 28, 2020	November 27, 2030		China
35756220	January 4, 2019	October 7, 2019	October 6, 2029	一修壹企租	China
35756203	January 4, 2019	October 7, 2019	October 6, 2029	一修壹企租	China
35736380	January 4, 2019	October 7, 2019	October 6, 2029	一修壹企租	China
34265377	October 25, 2018	September 7, 2019	September 6, 2029	一修租	China
28630679	January 10, 2018	December 7, 2018	December 6, 2028		China
28614583	January 10, 2018	December 7, 2018	December 6, 2028	ESHALLGO	China
23439293	April 6, 2017	March 28, 2018	March 27, 2028	一修师傅	China
23233695	March 21, 2017	March 21, 2018	March 20, 2028	ESHALLGO.COM	China
23233470	March 21, 2017	March 21, 2018	March 20, 2028	ESHALLGO	China
23233433	March 21, 2017	April 7, 2018	April 6, 2029	ESHALLGO.COM	China
23233239	March 21, 2017	March 14, 2018	March 13, 2028	ESHALLGO	China
23233149	March 21, 2017	March 14, 2018	March 13, 2028	ESHALLGO.COM	China
23233117	March 21, 2017	March 21, 2018	March 20, 2028	ESHALLGO	China
23232952	March 21, 2017	March 14, 2018	March 13, 2028	ESHALLGO.COM	China
23232906	March 21, 2017	March 14, 2018	March 13, 2028	ESHALLGO.COM	China
23232816	March 21, 2017	April 7, 2018	April 6, 2028	ESHALLGO	China
23232476	March 21, 2017	March 14, 2018	March 13, 2028	ESHALLGO.COM	China
23232293	March 21, 2017	March 7, 2018	March 6, 2029	EHSALLGO	China
22523889	January 5, 2017	January 7, 2019	January 6, 2029		China
22523818	January 5, 2017	January 7, 2019	January 6, 2029		China
19233927	March 7, 2016	April 14, 2017	April 13, 2027	EHSALLGO	China
19233911	March 7, 2016	June 14, 2017	June 13, 2027	EHSALLGO	China
19233838	March 7, 2016	June 14, 2017	June 13, 2027	EHSALLGO	China
19233762	March 7, 2016	April 14, 2017	April 13, 2027	EHSALLGO	China
19233617	March 7, 2016	April 14, 2017	April 13, 2027	EHSALLGO	China
19233611	March 7, 2016	April 14, 2017	April 13, 2027	EHSALLGO	China
19233463	March 7, 2016	April 14, 2017	April 13, 2027	EHSALLGO	China
19233454	March 7, 2016	April 14, 2017	April 13, 2027	EHSALLGO	China
19233395	March 7, 2016	October 14, 2018	October 13, 2028		China
19233333	March 7, 2016	June 14, 2017	June 13, 2027		China
19233192	March 7, 2016	April 14, 2017	April 13, 2027		China
19233021	March 7, 2016	June 28, 2017	June 27, 2027		China
19232938	March 7, 2016	April 14, 2017	April 13, 2027		China
19232871	March 7, 2016	April 14, 2017	April 13, 2027		China
19232815	March 7, 2016	April 14, 2017	April 13, 2027		China
19232766	March 7, 2016	April 14, 2017	April 13, 2027		China

Copyright

The following table sets forth a brief description of the Company’s copyright in China, including their respective publication numbers, application filing date, issue date, expiration date and title.

Number	Copyright Number	Issue Country
1	2020SR1909086	China
2	2020SR1900558	China
3	2020SR1900479	China
4	2020SR1900480	China
5	2020SR1900567	China
6	2020SR1900560	China
7	2020SR1900478	China
8	2020SR1900566	China
9	2020SR1900568	China
10	2020SR1900570	China
11	2020SR1900560	China
12	2020SR1900536	China
13	2020SR1900535	China
14	2018SR515338	China
15	2018SR515330	China
16	2018SR516650	China
17	2018SR463795	China
18	2018SR463799	China
19	2018SR463798	China
20	2018SR463806	China
21	2018SR463796	China
22	2018SR463797	China
23	2016SR114239	China
24	2016SR113746	China
25	2016SR110309	China
26	2016SR105244	China
27	2016SR106076	China
28	2016SR105171	China
29	2016SR105125	China
30	2016SR106072	China

Properties and Facilities

We lease the properties below for our principal executive office and other operating offices:

	Address	Monthly Rent	Lessee	Lessor	Area
1	12th Floor, Building 16, Jinling Capital, No. 1000 Jinhai Road, Pudong New Area, Shanghai, China 201209	RMB 25888.5	Junzhang Digtal Technology (Shanghai) Co., Ltd.	Shanghai Shuizhi Real Estate Co., Ltd.	350 m2
2	1206A, Building 3, 1501 Jinsui Road, Pudong New Area, Shanghai 201258	RMB 8769	Junzhang Digtal Technology (Shanghai) Co., Ltd.	Shanghai Shuopu Mould Co., Ltd.	186 m2
3	12th Floor, Building 16, Jinling Capital, No. 1000 Jinhai Road, Pudong New Area, Shanghai, China 201209	RMB 17259	Eshallgo Office Supplies (Shanghai)Co., Ltd.	Shanghai Shuizhi Real Estate Co., Ltd.	100 m2
4	1206B, Building 3, 1501 Jinsui Road, Pudong New Area, Shanghai 201258	RMB 8769	Eshallgo Office Supplies (Shanghai)Co., Ltd.	Shanghai Shuopu Mould Co., Ltd.	186 m2

Insurance

We provide social security insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for our employees as required by PRC law. We do not maintain property insurance to protect our properties essential to our business operation against risks and unexpected events. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain key-man insurance. We consider our insurance coverage in line with market practice for our business operations in China.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Risk Factors — Risks Related to Doing Business in the PRC — Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position.”

REGULATION

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC and foreign laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal PRC laws, judicial interpretations, rules and regulations relevant to our business and operations in the PRC.

Regulations Relating to Foreign Investment

The Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Foreign Investment Catalogue which was promulgated jointly by MOFCOM and the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies industries into three categories with regard to foreign investment: (1) “encouraged,” (2) “restricted,” and (3) “prohibited.” The latter two categories are included in a negative list, which was first introduced into the Foreign Investment Catalog in 2017 and specified the restrictive measures for the entry of foreign investment.

On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2018), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. On June 30, 2019, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2019), which replaced the Negative List (Edition 2018), and the Catalogue of Industries for Encouraging Foreign Investment (Edition 2019), or the Encouraging Catalogue (Edition 2019), which replaced the encouraged list attached to the Foreign Investment Catalogue in 2017. The latest version of the Negative List (Edition 2020) was issued on June 23, 2020, which took effect on July 23, 2020 and superseded the previous lists.

The Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021), as approved by the Central Committee of the Communist Party of China and the State Council became effective on January 1, 2022, upon which the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2020) issued by the National Development and Reform Commission and the Ministry of Commerce on June 23, 2020, was repealed.

The Encouraging Catalogue (Edition 2020) effective on January 27, 2021, which replaced the Encouraging Catalogue (Edition 2019) effective on July 30, 2019, is divided into two parts, namely the Nationwide Catalogue of Encouraged Industries for Foreign Investment and the Catalogue of Priority Industries for Foreign Investment in Central and Western China. The Nationwide Catalogue of Encouraged Industries for Foreign Investment lists a total of 480 industry sectors that encourage foreign investments; the Catalogue of Priority Industries for Foreign Investment in Central and Western China lists industry sectors that each province and city wish to introduce.

Pursuant to the Negative List (Edition 2020) effective on July 23, 2020, any industry that is not listed in any of the restricted or prohibited categories is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed for industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. In addition, restricted category projects are subject to higher-level government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. The provision of value-added telecommunications services falls in the restricted category under the Special Administrative Measures and the percentage of foreign ownership cannot exceed 50% (except for e-commerce).

The Administrative Provisions on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise, or the FIE, that provides value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications enterprise in China must demonstrate a positive track record and experience in providing such services. Moreover, foreign investors that meet these qualification requirements that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from the Ministry of Industry and Information Technology, or the MIIT, and MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits.

To comply with the above foreign investment restrictions, we operate our value-added telecommunications services in China through Junzhang Shanghai and Junzhang Beijing, the VIEs. However, there remain substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See “Risk Factors—Risks Related to Our Corporate Structure and Operation—If the PRC government deems that the contractual arrangements in relation to Junzhang Shanghai or Junzhang Beijing, our consolidated variable interest entities, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

In October 2016, the MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises or FIE Record-filing Interim Measures, which was revised in June 2018. Pursuant to FIE Record-filing Interim Measures, the establishment and change of FIE are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involves the special entry administration measures, the approval of the MOFCOM or its local counterparts is still required. Pursuant to the Announcement [2016] No. 22 of the NDRC and the MOFCOM dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Sino-foreign Equity Joint Venture Law, the PRC Sino-foreign Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the Regulation on the Implementation of the Foreign Investment Law of the People’s Republic of China, was issued by the State Council and came into force on January 1, 2020. The form of organization, organizational structures and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list,” the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On June 30, 2019, MOFCOM and NDRC jointly issued the Negative List (Edition 2019). The latest version of the Negative List (Edition 2020) was issued on June 23, 2020, which took effect on July 23, 2020 and superseded the previous lists. See “Regulations — Regulations relating to Foreign Investment-The Guidance Catalogue of Industries for Foreign Investment.”

Besides, the PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment before the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December 29, 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares.

Our PRC subsidiary is a limited liability company. Unless otherwise stipulated in the related laws on foreign investment, foreign invested companies are also required to comply with the provisions of the PRC Company Law.

Regulations on Overseas Listings

On December 24, 2021, the China Securities Regulatory Commission, or the CSRC, issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”), of which the public comment period ended on January 23, 2022.

The Administration Provisions and Measures for overseas listings lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve such supervision. Companies endangering national security are among those off-limits for overseas listings.

According to Relevant Officials of the CSRC Answered Reporter Questions (“CSRC Answers”), after the Administration Provisions and Measures are implemented upon completion of public consultation and due legislative procedures, the CSRC will formulate and issue guidance for filing procedures to further specify the details of filing administration and ensure that market entities could refer to clear guidelines for filing, which means it will still take time to put the Administration Provisions and Measures into effect. As the Administration Provisions and Measures have not yet come into effect, the Company is currently unaffected by them.

However, according to CSRC Answers, only new initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process; other existing overseas listed companies will be allowed a sufficient transition period to complete their filing procedure, which means the Company will certainly go through the filing process in the future, perhaps because of refinancing, or after being given a sufficient transition period to complete the filing procedure as an existing overseas listed Chinese company.

In August 2006, six PRC regulatory authorities, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such Overseas SPV’s securities on an overseas stock exchange.

Our PRC legal counsel, Beijing DOCVIT Law Firm, has advised us that, based on its understanding of the current PRC laws and regulations, our corporate structure and arrangements are not subject to the M&A Rules. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

Regulations Relating to Value-Added Telecommunication Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecom Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. Among all of the applicable laws and regulations, the Telecom Regulations, promulgated is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. The Telecom Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecom Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License, or VATS License, from the MIIT, or its provincial level counterparts. If operating telecommunications business without authorization or beyond one’s scope of business, the State Council’s department in charge of the information industry or the telecommunications administration authority of the province, autonomous region or municipality directly under the central government shall ex officio order rectification of the matter, confiscate the illegal income and impose a fine of not less than three times and not more than five times the illegal income; if there is no illegal income or if the illegal income is less than CNY50,000, it shall impose a fine of not less than CNY100,000 and not more than CNY1 million; if the case is serious, it shall order the perpetrator to suspend operations and undergo rectification.

The Classified Catalog of Telecommunications Services (2015 Version), or the 2015 MIIT Catalog, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services under the 2015 MIIT Catalog.

The Administrative Measures on Internet Information Services, or ICP Measures, which was promulgated by the State Council in September 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of internet information services. According to ICP Measures, any company that engages in the provision of commercial internet information services shall obtain a sub-category VATS License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

The Administrative Measures on Licensing of Telecommunications Business, or the Licenses Measures, issued on July 3, 2021 and took effect on September 1, 2017, set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License from MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the related websites may be ordered to close.

Under the Licenses Measures, where telecommunications operators change the name, legal representative or registered capital within the validity period of their operating licenses, they shall file an application for update of the operating license to the original issuing authority within 30 days after completing the administration for industry and commerce. Those fail to comply with the procedure may be ordered to make rectifications, issued a warning or imposed a fine of RMB5,000 to RMB30,000 by the relevant telecommunications administrations.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MITT in July 2006, requires foreign investors to set up foreign-invested enterprises and obtain a license for value-added telecommunications services. It prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license.  The MIIT or its provincial counterpart has the power to require corrective actions after discovering any non-compliance by operators, and where operators fail to take those steps, the MIIT or its provincial counterpart can revoke the value-added telecommunications services license.

We engage in business activities that are VATS as defined in the Telecom Regulations and the Catalog. To comply with the relevant laws and regulations, Junzhang Shanghai has obtained the ICP and EDI licenses on July 9, 2021.

Regulations on Internet Information Services

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was later amended on January 8, 2011. Under the Internet Measures, a value-added telecommunications license shall be obtained before conducting profitable internet information services in the PRC, and a filing requirement shall be satisfied before conducting non-profitable internet information service. The provision of information services through mobile apps is subject to the PRC laws and regulations governing Internet information services.

The content of the internet information is highly regulated in China and pursuant to the Internet Measures, the PRC government may shut down the websites of internet information providers and revoke their value-added telecommunications licenses (for profitable Internet information services) if they produce, reproduce, disseminate or broadcast internet content that contains content that is prohibited by law or administrative regulations. Internet information services operators are also required to monitor their websites. They may not post or disseminate any content that falls within the prohibited categories, and must remove any such content from their websites, save the relevant records and make a report to the relevant governmental authorities. The PRC government may require corrective actions to address non-compliance by ICP license holders or revoke their ICP license for serious violations. In addition, as the internet information service providers, under the PRC Tort Liability Law, which became effective in July 2010, they shall bear tortious liabilities in the event they infringe upon other person’s rights and interests due to providing wrong or inaccurate content through the internet. Where an internet service provider conducts tortious acts through internet services, the infringed person has the right to request the internet service provider take necessary actions such as deleting contents, screening, and de-linking. Failing to take necessary actions after being informed, the internet service provider will be subject to its liabilities about the additional damages incurred. Where an internet service provider knows that an internet user is infringing upon other persons’ rights and interests through its internet service but fails to take necessary actions, it is jointly and severally liable with the internet user.

Regulations on Mobile Internet Applications

On June 28, 2016, the State Internet Information Office promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, which became effective on August 1, 2016. Pursuant to the Mobile Application Administrative Provisions, a mobile internet app refers to an app software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. Mobile internet app providers refer to the owners or operators of mobile internet apps.

Pursuant to the Mobile Application Administrative Provisions, a mobile internet app provider shall obtain the relevant qualifications as required by laws and regulations, strictly implement their information security management responsibilities, and carry out the duties including to establish and complete user information security protection mechanism, to establish and complete information content inspection and management mechanisms, to protect users’ right to know the right to choose in the process of usage, and to record users’ daily information and preserve it for sixty (60) days.

Furthermore, a mobile internet app provider shall authenticate the identity information of the registered users including their mobile telephone number and other identity information under the principle that mandatory real name registration at the back-office end, and voluntary real name display at the front-office end and must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant app programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and app programs. If an app provider violates the regulations, the internet app store service provider must take measures to stop the violations, including giving a warning, suspension of release, withdrawal of the app from the platform, keeping a record of the incident and reporting the incident to the relevant governmental authorities.

Under the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which took effect on July 1, 2017, the internet information service provider is also required to ensure that an app, as well as its ancillary resource files, configuration files and user data, can be conveniently uninstalled by its users, unless it is a basic function software (i.e., software that supports the normal functioning of hardware and operating system of a mobile smart device).

The MIIT issued the Notice on the Further Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests, or the Further Rectification Notice, on July 22, 2020. The Further Rectification Notice requires that certain conducts of app service providers should be inspected, including, among others, (i) collecting personal information without the user’s consent, collecting or using personal information beyond the necessary scope of providing services, and forcing users to receive advertisements; (ii) requesting user’s permission in a compulsory and frequent manner, or frequently launching third-parties apps; and (iii) deceiving and misleading users into downloading apps or providing personal information. The Further Rectification Notice also set forth that the period for the regulatory specific inspection on apps and that the MIIT will order the non-compliant entities to modify their business within five business days, or otherwise to make public announcement to remove the apps from the app stores and impose other administrative penalties.

Regulations Relating to Information Security and Privacy Protection

Internet information in China is regulated and restricted from a national security standpoint. The PRC government has enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. The National People’s Congress, or the NPC, promulgated the Decisions on Preserving Internet Security in December 2000 and amended in August 2009, which subject violators to potential criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In addition, the Ministry of Public Security has promulgated measures prohibiting use of the internet in ways which result in a leak of state secrets or a spread of socially destabilizing content, among other things. If an internet information service provider violates any of these measures, competent authorities may revoke its operating license and shut down its websites.

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The ICP Measures, promulgated by the State Council requires internet information service providers to maintain an adequate system that protects the security of user information. In December 2005, the Ministry of Public Security, or the MPS, promulgated the Regulations on Technical Measures of Internet Security Protection, requiring internet service providers to utilize standard technical measures for internet security protection. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective March 2012, an internet information service provider may not collect any personal information on a user or provide any such information to third parties without the user’s consent. It must expressly inform the user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect information to the extent necessary provide its services. An internet information service provider is also required to properly maintain users’ personal information, and in case of any leak or likely leak of such information, it must take immediate remedial measures and, in the event of a serious leak, report to the telecommunication’s regulatory authority immediately.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in July 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, rational and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Ninth Amendment to the PRC Criminal Law, issued by the SCNPC on August 29, 2015 and became effective on November 1, 2015, any internet service provider that fails to fulfil its obligations related to internet information security administration as required under applicable laws and refuses to rectify upon orders shall be subject to criminal penalty. In addition, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017 and effective as of June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. In addition, on May 28, 2020, the National People’s Congress adopted the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

Moreover, pursuant to the PRC Criminal Law lastly amended in November 2017, any individual or entity that (i) sells or discloses any citizen’s personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any citizen’s personal information, shall be subject to criminal penalty in severe situation. Any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, promulgated in May 2017 and effective June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. Further, the NPC promulgated a new National Security Law, effective July 2015, to replace the former National Security Law and covers various types of national security including technology security and information security.

In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. PRC law does not prohibit internet product and service provision operators from collecting and analyzing personal information from their users. However, the Internet Measures prohibits an internet product and service provision operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party.

The Several Provisions on Regulating the Market Order of Internet Information Services, promulgated by the MIIT on December 29, 2011 and became effective on March 15, 2012, stipulates that internet product and service provision operators must not, without user consent, collect user personal information, which is defined as user information that can be used alone or in combination with other information to identify the user, and may not provide any such information to third parties without prior user consent. Internet product and service provision operators may only collect user personal information necessary to provide their services and must expressly inform the users of the method, product and service and purpose of the collection and processing of such user personal information. In addition, an internet product and service provision operator may only use such user personal information for the stated purposes under the internet product and service provision operator’s scope of service. Internet product and service provision operators are also required to ensure the proper security of user personal information, and take immediate remedial measures if user personal information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, ICP operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information. Most requirements under the order that are relevant to internet product and service provision operators are consistent with pre-existing requirements but the requirements under the order are often more stringent and have a wider scope. If an internet product and service provision operator wish to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from its users whose information is being collected or used. Internet product and service provision operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet product and service provision operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant internet service. Internet product and service provision operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties.

The PRC Cybersecurity Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, and are obligated to delete unlawfully collected information and to amend incorrect information. Moreover, internet operators may not provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Also, the PRC Cybersecurity Law imposes breach notification requirements that will apply to breaches involving personal information.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages app operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend those certified Apps.

On March 13, 2019, the Office of the Central Cyberspace Affairs Commission and the SAMR jointly issued the Notice on App Security Certification and the Implementation Rules on Security Certification of Mobile Internet Application, which encourages mobile application operators to voluntarily obtain app security certification, and search engines and app stores are encouraged to recommend certified applications to users.

On August 22, 2019, the CAC issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019. Network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a prominent and clear way, notify and obtain consent from children’s guardians.

On November 28, 2019, the CAC, MIIT, the Ministry of Public Security and SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which lists six types of illegal collection and usage of personal information, including “not publishing rules on the collection and usage of personal information” and “not providing privacy rules.”

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People's Republic of China, which will take effect on September 1, 2021. Any organization or individual collecting data shall adopt lawful and proper methods and shall not steal or obtain data by other illegal methods. On July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review (Revision Daft for Comments). According to Article 6 of the Measures, operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing abroad. Besides, where any activities affect or may endanger national security during the purchase of network products and services by key information infrastructure operators or the data processing by data workers, cybersecurity reviews should be conducted in accordance with these Measures. On December 28, 2021, CAC published the Measures for Cybersecurity Review that has been effective on February 15, 2022, which required that, any “network platform operator” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

Regulations on House Leasing

Pursuant to the Administration of Urban Real Estate Law of the PRC, which was promulgated by the Standing Committee on July 5, 1994 and most recently amended on January 1, 2020, a written lease contract shall be entered into between the lessor and the lessee for leasing a property, and the contract shall include the terms and conditions such as the term, purpose and price of leasing and liability for maintenance and repair, etc., as well as other rights and obligations of both parties. In March 1999, the National People’s Congress, or the NPC, passed the PRC Contract Law, of which Chapter 13 governs lease contracts. On May 28, 2020, the Third Session of the 13th National People’s Congress passed the Civil Code of the People’s Republic of China which took effect on January 1, 2021, and replaced the PRC Contract Law. According to the Civil Code of the People’s Republic of China, subject to the consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the leased item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the leased item without the consent of the lessor.

Pursuant to the Administrative Measures on Leasing of Commodity Housing which was issued by Ministry of Housing and Urban-Rural Development on December 1, 2010 and came into effect on February 1, 2011, House may not be leased in any of the following circumstances: (i) the house is an illegal structure;(ii) the house fails to meet mandatory engineering construction standards with respect to safety and disaster preventions; (iii) house usage is changed in violation of applicable regulations; and (iv) other circumstances which are prohibited by laws and regulations. The lessor and the lessee shall register and file with the local property administration authority within thirty days after entering the lease contract and make further registration for changes of such lease (if any). Non-compliance with such registration and filing requirements shall be subject to fines from RMB1,000 to RMB10,000 if they fail to rectify within required time limits. In addition, the housing and urban-rural development department of government of provinces, autonomous regions and centrally administered municipalities may formulate implementation regulations based on these measures.

Pursuant to the Opinion on Rectifying and Regulating the Order of the Residential Rental Market, or the Opinion, which was jointly promulgated by Ministry of Housing and Urban-Rural Development, National Development and Reform Commission, Ministry of Public Security, State Administration for Market Regulation, China Banking and Insurance Regulatory Commission, Cyberspace Administration on December 13, 2019 and came into effect on the same day, an entity engaging in real estate brokerage business should include “real estate brokerage” in the business scope of its business license, while an entity engaging in house leasing business should include “house leasing” in the business scope of its business license. The Opinion also requires the real estate brokerage companies, and the house leasing companies to file the leasing agreements online, use the template of the leasing agreement prepared by the local governmental authorities, prepare the instructions for use of the house and inform the lessee how to use the house. In addition, the Opinion also requires that the amount of payment that a house leasing company receives through rent financing shall not exceed 30% of the rental income of such company, and all the house leasing companies shall rectify such ratio by the end of 2022. Since the Opinion is relatively new, the interpretation and enforcement of the Opinion involve uncertainties.

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law, which became effective on January 1, 1994, and was further amended on August 27, 2009 and October 25, 2013. Under the Consumer Protection Law, any business operator providing a commodity or service to a consumer is subject to certain mandatory requirements, including the following:

(a) to ensure that commodities and services up to certain safety requirements;

(b) to protect the safety of consumers;

(c) to disclose serious defects of a commodity or a service and to adopt preventive measures against occurrence of damage;

(d) to provide consumers with accurate information and to refrain from conducting false advertising;

(e) to obtain consents of consumers and to disclose the rules for the collection and/or use of information when collecting data or information from consumers; to take technical measures and other necessary measures to protect the personal information collected from consumers; not to divulge, sell, or illegally provide consumers’ information to others; not to send commercial information to consumers without the consent or request of consumers or with a clear refusal from consumers;

(f) not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means;

(g) to remind consumers in a conspicuous manner to pay attention to the quality, quantity and prices or fees of commodities or services, duration and manner of performance, safety precautions and risk warnings, after-sales service, civil liability and other terms and conditions vital to the interests of consumers under a standard form of agreement prepared by the business operators, and to provide explanations as required by consumers; and

(h) not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

Business operators in China may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering apology and compensation for any loss thus incurred to the consumer. The following penalties may also be imposed by relevant governmental agencies upon business operators for the infraction of these obligations: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

Regulations on Labor Protection

The principal laws that govern employment include: (i) the Labor Law of the PRC, or the Labor Law, promulgated by the SCNPC on July 5, 1994, which has been effective since January 1, 1995 and most recently amended on December 29, 2018; and (ii) the Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012 and became effective on July 1, 2013, and the Implementation Regulations on Labor Contract Law, which was promulgated on September 18, 2008, and became effective since the same day.

According to the Labor Law, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

The Labor Contract Law and its implementation rules regulate both parties through a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated under the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it must compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance. Without force majeure reasons, employers must not suspend or reduce their payment of social insurance for employees, otherwise, competent governmental authorities will have the power to enforce employers to pay up social insurance within a prescribed time limit, and a fine of 2% of the unpaid social insurance can be charged on the part of the employers per day commencing from the first day of default. Provided that the employers still fail to make the payment within the prescribed time limit, a fine of over one time and up to three times of the unpaid sum of social insurance can be charged.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies at the applicable housing provident fund management center is compulsory and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. Under the circumstances where financial difficulties do exist due to which an employer is unable to pay or pay up housing provident funds, permission of labor union of the employer and approval of the local housing provident funds commission must first be obtained before the employer can suspend or reduce their payment of housing provident funds. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000. When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

Regulations Relating to Taxation

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, or EIT Law, which was promulgated on March 16, 2007 and took effect on January 1, 2008, and further amended on February 24, 2017 and December 29, 2018, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but their relevant income derived in the PRC is not related to those establishments, then their enterprise income tax would be set at a rate of 10% for their income sourced from inside the PRC.

The PRC EIT Law and its implementation rules, which was promulgated on December 6, 2007 and took effect on January 1, 2008 and partly amended on April 23, 2019 and became effective on the same date, permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016, the State Administration for Taxation, or SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises, and the certificate of a high and new technology enterprise, is valid for three years.

Pursuant to Circular of the State Administration of Taxation on Printing and Distributing the Implementing Measures for Special Tax Adjustments (for Trial Implementation), effective on January 1, 2008, enterprises shall adopt a reasonable transfer pricing method when conducting transactions with their affiliates. Tax authorities have the power to assess whether related transactions conform to the principle of equity and make adjustments accordingly. Therefore, the invested enterprise should faithfully report relevant information of its related transactions. Pursuant to the Announcement of the State Administration of Taxation on Issuing the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures, effective on May 1, 2017, an enterprise may adjust and pay taxes at its own discretion when it receives a special tax adjustment risk warning or identifies its own special tax adjustment risks, and the tax authorities may also carry out special tax investigation and adjustment in accordance with the relevant provisions in regard to enterprises that adjust and pay taxes at their own discretion.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, which was repealed by Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises in December 2017. According to the new announcement, it shall apply to handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the Enterprise Income Tax Law. According to Article 37, Article 39 of the Enterprise Income Tax Law, income tax over non-resident enterprise income pursuant to the provisions of the third paragraph of Article 3 shall be subject to withholding at the source, where the payer shall act as the withholding agent. The tax amount for each payment made or due shall be withheld by the withholding agent from the amount paid or payable. Where a withholding agent fails to withhold tax or perform tax withholding obligations pursuant to the provisions of Article 37, the taxpayer shall pay tax at the place where the income is derived. Where the taxpayer fails to pay tax pursuant to law, the tax authorities may demand payment of the tax amount payable, from a payer of the taxpayer with payable tax amounts from other taxable income items in China.

On April 30, 2009, the MOFCOM and the SAT jointly issued the Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retroactively as of January 1, 2008 and was partially revised on January 1, 2014. By promulgating and implementing this circular, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a Non-resident Enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, which was partially abolished on December 29, 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Bulletin 7 introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to assess whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was revised on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

If non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may be at risk of being required to file a return and be taxed under SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we should not be held liable for any obligations under SAT Bulletin 7.

PRC Value Added Tax

According to the Temporary Regulations on Value-added Tax, which was most recently amended on November 19, 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The tax rate of 17% shall be levied on general taxpayers selling or importing various goods; the tax rate of 17% shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be zero, unless otherwise stipulated.

On January 1, 2012, the State Council officially launched a pilot value-added tax reform program, or the Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value added tax, or VAT, instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” in Shanghai and would be expanded to eight trial regions (including Beijing and Guangdong province) and nationwide if conditions permit. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012.

On May 24, 2013, the MOFCOM and the SAT issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services.

On March 23, 2016, the MOFCOM and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.

At the State Council executive meeting on March 28, 2018, China’s State Council has announced the VAT rate on manufacturing is to be cut by one percent to 16% which took effect on May 1, 2018. On April 4, 2018, the Ministry of Finance and the SAT promulgated the Notice on Adjusting Value-added Tax Rates, which reduced the tax rates for sale, import and export of goods, as well as the deduction rate for taxpayer’s purchaser of agricultural products. According to the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform, which is jointly issued by Ministry of Finance, SAT and the General Administration of Customs on March 20, 2019 and took effect on April 1, 2019. The tax rate of 16% applicable to the VAT taxable sale or import of goods by a general VAT taxpayer shall be adjusted to 13%.

According to the Circular of the SAT on Printing and Distributing the Administrative Measures for Tax Refund (Exemption) for Exported Goods (for Trial Implementation), effective on May 1, 2005, unless otherwise provided by law, for the goods as exported via an export agency, the exporter may, after the export declaration and the conclusion of financial settlement for sales, file a report to competent State Taxation Bureau for the approval of refund or exemption of VAT or consumption tax on the strength or the relevant certificates.

PRC Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008, and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement came into effect on December 8, 2006, and other applicable PRC laws and regulations, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws and regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. According to the Announcement of the SAT on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits effective on January 1,2020, non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers who have self-assessed that they are eligible for the treaty benefits can claim such tax treaty benefits accordingly provided that they have collected and retained relevant supporting documents for inspection by the tax authorities in their post-filing administration process. Pursuant to the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the SAT on February 3, 2018, and effective on April 1, 2018, when determining an applicant’s “beneficial owner” status regarding tax treatments in connection with dividends, interests or royalties in tax treaties, several factors set forth below will be taken into account, although the actual analysis will be fact-specific: (i) whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region; (ii) whether the business operated by the applicant constitutes a substantial business operation; and (iii) whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate. The applicant must submit relevant documents to the competent tax authorities to prove his or her “beneficial owner” status. Although EShallGo WFOE is currently wholly owned by EShallGo HK, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, as amended in 2017, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009. Pursuant to SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature that is evidenced by their actual function and risk exposure. The SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source or SAT Bulletin 37, which became effective on December 1, 2017, and SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Bulletin 37 further elaborates on the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the SAT Bulletin 7. The SAT Bulletin 7 may be determined by the tax agencies to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations Relating to Intellectual Property

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks, copyrights and domain names.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration for Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The validity period of registered trademarks is ten years from the date of approval of trademark application, and may be renewed for another ten years upon request provided relevant application procedures have been completed within twelve months before the end of the validity period. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB 5 million.

As of the date of this prospectus, we have 38 trademarks granted in China.

Copyright Law

The newly amended Copyright Law or the Copyright Law, consists of 67 articles in six chapters, and shall come into force on 1 June 2021. The Copyright Law provides that Chinese citizens, legal entities or unincorporated organizations, whether published or not, shall enjoy copyright in their works, which refer to ingenious intellectual achievements in the fields of literature, art and science that can be presented in a certain form. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The purpose of the Copyright Law aims to encourage the creation and dissemination of works that are beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture. The term of protection for copyrighted software of legal persons is fifty years and ends on December 31 of the 50th year from the date of first publishing of the software.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in 2001, and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

As of the date of this prospectus, we have 30 software copyrights registered in China.

Regulations on Domain names

The domain names are protected under the Administrative Measures on the Internet Domain Names of China promulgated by MIIT on November 5, 2004 and effective on December 20, 2004, and will be replaced by the Administrative Measures on the Internet Domain Names promulgated by MIIT on August 24, 2017, which will become effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first-to-file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate an arbitration procedure.

As of the date of this prospectus, we have registered 1 domain name at wwwl.eshallgo.com.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE issued SAFE Circular 19, which took effective and replaced SAFE Circular 142 on June 1, 2015. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

In January 2017, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Reform of Foreign Exchange Administration and Improving the Examination of Authenticity and Compliance, or Circular 3, effective simultaneously. Circular 3 sets out various capital control measures to tighten authenticity and compliance verification of cross-border transactions and cross-border capital flow, which include, without limitation, requiring banks to verify resolution of the board of directors on distribution of profits (or resolution of partners on distribution of profits), original tax recordation form, and audited financial statements relating to the outward remittance before conducting the outward remittance of profits above US$50,000, and making up for losses in previous years with profits pursuant to the law before it is allowed to remit the profits overseas.

In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the PBOC, NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOFCOM and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are FIEs, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a FIE is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

On January 12, 2017, the People’s Bank of China promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date. The PBOC Circular 9 established a capital or net assets-based constraint mechanism for cross-border financing. Under such mechanism, a company may carry out cross-border financing in Renminbi or foreign currencies at their own discretion. The total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit is calculated as capital or assets multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter.

In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign-invested enterprises and during such transition period, FIEs may apply either the current cross-border financing management mode, namely the mode provided by Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt and the Interim Provisions on the Management of Foreign Debts, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for FIEs will be determined by the People’s Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9.

According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may only be made when approval by or registration with the MOFCOM or its local counterpart is obtained.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines, which abolished and superseded the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, SAFE Circular 75. Pursuant to SAFE Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV. Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Our shareholders who, to our knowledge, are PRC residents have completed the required registrations with the local counterpart of SAFE in relation to our financing and restructuring to our shareholding structure.

Regulations on Dividend Distributions

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

●	Company Law of the PRC (1993), as amended in 1999, 2004, 2005, 2013 and 2018;

●	Foreign Investment Enterprise Law of the PRC (1986), as amended in 2000 and 2016; and

●	Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended in 2001 and 2014.

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, SAT, SAIC, China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the M&A Rules remains unclear, our PRC legal counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our Class A Ordinary Shares on the NASDAQ given that (i) our PRC subsidiary was directly established by us as a wholly foreign-owned enterprise, and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules.

However, our PRC legal counsel has further advised us uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required for our initial public offering, we may face regulatory actions or other sanctions from CSRC or other PRC regulatory agencies.

These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or payment or distribution of dividends by our PRC subsidiary, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. In addition, if CSRC later requires that we obtain its approval for our initial public offering, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding CSRC approval requirements could have a material adverse effect on the trading price of our Class A Ordinary Shares. See “Risk Factors — Risks Related to Doing Business in the PRC — The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.”

MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning our directors, director nominees, executive officers and other key employees.

Name	Age	Position(s)
Zhidan Mao	57	Chairman
Qiwei Miao	43	Chief Executive Officer and Director
Chun Lyu	38	Chief Financial Officer
Xiaohui Wu	48	Director Nominee and President
Weimin Xu	57	Independent Director Nominee and Compensation Committee Chair
Weibo Weng	61	Independent Director Nominee and Nominating Committee Chair
Kendrick Bryce Toussaint	50	Independent Director Nominee and Audit Committee Chair
Kewa Luo		Independent Director Nominee

Zhidan Mao, Chairman

Mr. Mao is the founder of Junzhang Shanghai and has been working for the EShallGo brand since its inception in 2015. Mr. Mao started his career at Shanghai Optical Instrument Factory, where he served as an engineer and was responsible for supervising the manufacturing process. From 1991 to 1994, Mr. Mao worked as an engineer at Shanghai Xerox copier Co., Ltd. when the company first landed in China. Mr. Mao was responsible for the equipment technology control department, where he gained first-hand knowledge in the technological development and evolution of the printing industry. From 1994 to 1997 and 1998 to 2015, Mr. Mao worked at Kisteye (Shanghai) office equipment Co., Ltd. and Shanghai Puli copier Co., Ltd. as a general manager, where he was responsible for the sales department. Mr. Mao obtained his bachelor's degree in Precision Instrument from Hefei Polytechnic University.

Qiwei Miao, Executive Director and Chief Executive Officer Nominee

Mr. Miao is the chief executive officer and director of the Company. Prior to joining EShallGo, Mr. Miao has acquired more than a decade of experience in the operation and management of high-end brands. Mr. Miao started his career at Shanghai Aidaiersi Development Co., Ltd, where he was a sales manager responsible for the day-to-day operations of the sales department. Thereafter, from 2004 to 2014, Mr. Miao worked at Shanghai Qineng Clothing Development Co., Ltd. where he was responsible for maintaining the establishment and operation of the company’s high-end customer brand network, formulating and implementing the annual work plan and financial budget to be approved by the board of directors, organizing the company’s daily work in operations and management, and ensuring to achieve business objectives. Mr. Miao has been working with Junzhang Shanghai as a general manager since 2015, and has laid the groundwork for Junzhang Shanghai’s business model with Mr. Mao. Mr. Miao is currently attending ISC Paris Business School for a degree in Executive MBA.

Chun Lyu, Chief Financial Officer

Mr. Chun Lyu has been the Chief Financial Officer of the company since March 2022, and has been with the Company since 2010. From 2015 to 2017, Mr. Lyu served as a brand manager at Junzhang Shanghai, and was promoted to general and brand director in 2017. Since 2017, Mr. Lyu has been serving as Director of general management and accounting department, where he was responsible for general internal management of the Company such as personnel, equipment, logistics, and outsourcing, overseeing the company's administrative department, HR, national business department performance and coordination, and assisting with research and guidance of the company's medium and long-term development plan and annual experience plan. Additionally, Mr. Lyu is fully responsible for the management of the accounting department, where he develops, maintains and improves the Company’s financial management procedures and policies, internal regulations, formulates annual and quarterly financial plans, prepares and implements financial budget reports, oversees the Company’s overall capital allocation, cost accounting analysis, monitors major economic activities that may cause economic losses to the Company, and manages relationships with banks and other financial institutions. Mr. Lyu started his career at Shanghai Kaians Garment Co., Ltd. as an intern in 2006 and later advanced to the becoming company’s manager of the planning department in 2010. In the same year, Mr. Lyu served as the manager of the planning department at Shanghai Haichen Investment Management Co., Ltd. From December 2010 to September 2014, Mr. Lyu was a marketing director at Shanghai Polyhom Clothing Development Co., Ltd., where he designed and managed the store layout such as product display, negotiated for and planned more than 100 storefronts, managed the stores’ decoration, audit, procurement, prop production management, and marketing departments, and planned and managed major events. Mr. Lyu obtained his bachelor’s degree in Advertising from Shanghai University.

Xiaohui Wu, Director Nominee and President

Mr. Wu has been our Director since June 3, 2022. Mr. Wu served as President and Director for China Xiangtai Food Co., Ltd. (“China Xiangtai”), a public company traded on Nasdaq Capital Markets. He has been the Director and Chief Executive Officer of Geniusland International Capital Ltd. since 2007. Before that, Mr. Wu was the Senior Project Manager at Genesis Equity Partner LLC, where he helped Chinese companies raise capital in the United States. Prior to that, Mr. Wu had extensive experience with Hong Kong economic affairs while he worked at Hong Kong and Macao Affairs Office of the Ministry of Foreign Affairs of PRC from 1996 to 2006. Mr. Wu acquired his bachelor’s degree in English from Jilin University in 1996 and his master’s degree in finance from Renmin University of China, School of Finance.

Kendrick Bryce Toussaint, Independent Director Nominee and Audit Committee Chair

Mr. Kendrick Bryce Toussaint is an independent director nominee of the Company. Mr. Toussaint is a highly accomplished, result-driven entrepreneur with more than 20 years of business experience, including extensive work in providing merger and acquisition consulting, raising capital (equity and debt), project and corporate finance, private equity due diligence and accounting systems integration, with an emphasis in the energy (renewable, exploration and production (E&P), and midstream), manufacturing, nutraceutical and technology industries. Mr. Toussaint is well versed on SEC rules and regulations as well as Generally Accepted Accounting Principles (GAAP) promulgated by the Financial Accounting Stands Board. Mr. Toussaint is currently serving as the independent director and chair of audit committee of China Xiangtai, and the Chairman and Interim CEO of Principal Solar, Inc. a position he has held since September of 2018. Mr. Toussaint formally served as Chief Executive Officer and Board member of Nasdaq listed Corporation MYOS RENS Technology Inc. from December 2015 until 2016. Mr. Toussaint built the foundation of his career at KPMG LLP, where he served both foreign and domestic registrants with reporting, mergers and acquisitions consulting and other capital market engagements from August 1996 to June 2000. In between, he also built a successful consulting practice assisting businesses of various sizes with process improvement and compliance initiatives, developing their management teams, accounting and reporting structure, providing strategic and operational expertise, and raising equity and debt financing, generally serving in an interim management capacity. Mr. Toussaint obtained both his Bachelor of Science in Accounting and his Master of Business Administration degrees from Louisiana State University in Baton Rouge, Louisiana. Mr. Toussaint is also certified as a certified public accountant (CPA) in the State of Texas.

Weibo Weng, Independent Director Nominee and Nominating Committee Chair

Mr. Weng is an independent director nominee of the Company. Mr. Weng will officially assume duties when the Company completes its IPO. Mr. Weng started his careers in the academics, serving as an assistant professor at Shanghai University of Maritime and a visiting scholar at Stuttgart University, Department of Mechanical Engineering, where he developed the analysis tool to estimate the temperature/stress distribution for the Solar Energy Storage used in satellites and test equipment for the performance evaluation of heat pipes used for the satellite. From 2004 to 2014, Mr. Weng worked for Federal Mogul, where he would advance from general manger to vice president. At Federal Mongul, Mr. Weng managed 16 plants in China and Korea to ensure effective operations, strategized M&A activities, and helped grow business at an annual increase of 30% and doubled the profit by maintaining superior customer service and senior management relationships. Mr. Weng currently serves as the managing director of Shiloh Industries Asia, where he has developed effective organization and senior leadership training program in support of different aspects of the business, established various partnerships and joint ventures with major business entities such as SGM and Volvo Cars. Mr. Weng obtained both bachelor’s and master’s degree in Electric Engineering from Shanghai Institute of Mechanical Engineering in 1982 and 1985, respectively, and obtained a master’s degree in Material Science from Arizona State University in 1991.

Weimin Xu, Independent Director Nominee, Chair for the Compensation Committee

Wemin Xu is a nominee for the Independent Director and chair of the compensation committee. Mr. Xu has more than 10 years of computer modeling and prediction experience in weather and climate forecasting using various mathematical methods, Monte Carlo simulations, stochastic/statistic processes as well as expertise in system integration experiences in Network/Database, Satellite TV, Web hosting/E-business, Billing/CRM Software, Encryptions/Decryptions, and data mining. Mr. Xu currently serves as the Vice President for Kalenburg Getranke GmbH (China) in the strategy and business development, where he utilizes his strong business analytical skills and extensive investment experiences to serve the clients. Mr. Xu started his career as a scientific researcher at various institutions in the U.S. and China. Thereafter, from 2006 to 2015, he worked as Senior System Architect and Director of Technology for CeBlue Information Technology Co., Ltd., where he developed a gift card management system to help business attracting new customers and increase spending with his skills in Java/Php/MySQL/SAS/Java script; he also developed a mobile marketing platform based on Wechat, in which he gained exponential growth in customer bases and unstructured customer information. Mr. Xu also holds various professional licenses, such as from the Canadian Investment Management, Life Insurance Certificate, and the Mortgage Investment Certificate. Mr. Xu obtained his bachelors and master’s degrees in Physical Oceanography/Marine Meteorology from Ocean University of China in 1987, and Ph.D degree in Atmospheric and Oceanic Sciences from McGill University in 1994.

Kewa Luo, Independent Director Nominee

Ms. Luo is an independent director nominee of the Company. Ms. Luo will officially assume duties when the Company completes its IPO. Ms. Luo began her career in 2006 as the Investor Relations Manager of China Security & Surveillance Technology Inc.(CSR), a Chinese company cross-listed in the US and Dubai, where she launched and managed corporate communications and investor relations function. In late 2009, she became a VP at China US Venture Capital Group, where she assisted private Chinese companies in going public in the U.S. via an RTO or APO. In 2011, Ms. Luo started her own IR practice, KIR Advisors LLC, which facilitates going-public, after-market support and equity/debt financing services for emerging and small to medium-sized companies across various industries. A key client of KIR Advisors LLC is Kandi Technologies Group, Inc. (NASDAQ GS: KNDI), for which Ms. Luo secured numerous conference appearances at high profile events sponsored by Bank of America, Merrill Lynch, Morgan Stanley, Deutsche Bank, among others. In 2019, Ms. Luo joined Impact IR as a director to develop and implement IR programs for clients across industries and regions. From 2018 to 2021, Ms. Luo currently serves as a board member and President at Asian Financial Society. Ms. Luo received her B.A. in Communication Studies and Journalism Multimedia Arts, and her M.S. in Journalism Multimedia Technology from Duquesne University in Pittsburgh, Pennsylvania.

Family Relationships

There are no family relationships among any of our directors, director nominees or executive officers as defined in Item 401 of Regulation S-K.

Employment Agreements and Director Offer Letters

We have entered into employment agreements with each of our executive officers pursuant to which such individuals agreed to serve as our executive officers.

We have also entered into director offer letters with each of our independent director nominees which agreements set forth the terms and provisions of their engagement.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Board of Directors and Board Committees

We expect our board of directors to consist of seven directors, four of whom will be independent as such term is defined by the Nasdaq Capital Market. We expect that all current directors will continue to serve after this offering.

The directors will be up for re-election at our annual general meeting of shareholders.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We plan to establish three committees under the board of directors: an audit committee, a compensation committee and a nominating committee. We plan to adopt a charter for each of the three committees. Copies of our committee charters will be posted on our corporate investor relations website prior to our listing on the Nasdaq Capital Market.

Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Kendrick Bryce Toussaint, Weimin Xu, and Kewa Luo upon the effectiveness of their appointments. Kendrick Bryce Toussaint will be the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.  Our compensation committee will consist of Weimin Xu, Kendrick Bryce Toussaint, and Weibo Weng upon the effectiveness of their appointments. Weimin Xu will be the chair of our compensation committee. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee will consist of Weibo Weng, Kendrick Bryce Toussaint and Kewa Luo upon the effectiveness of their appointments. Weibo Weng will be the chair of our nominating committee. We have determined that Weibo Weng, Kendrick Bryce Toussaint, and Kewa Luo satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board；

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

Our officers are elected by and serve at the discretion of the board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to all of our directors, officers, and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

•	Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•	Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We intend to adopt a code of business conduct and ethics that will be applicable to all of our directors, executive officers and employees.

DIRECTOR AND EXECUTIVE COMPENSATION

We currently do not have a compensation committee approving our salary and benefit policies. Our board of directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended March 31, 2022 and 2021.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Share Awards ($)	All Other Compensation ($)	Total ($)
Zhidan Mao	2021	$42,368	—	—	—	$42,368
Chairman	2020	$35,969	—	—	—	$35,969
Qiwei Miao	2021	$42,368	—	—	—	$42,368
Chief Executive officer	2020	$35,969	—	—	—	$35,969
Xiaohui Wu	2021	$0	—	—	—	$0
President	2020	$0	—	—	—	$0

Agreements with Named Executive Officers

Our employment agreements with our officers generally provide for employment for a specific term and payments of annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreements may be terminated by either party as permitted by law.

We have entered into an employment agreement with our Chairman of the Board, Zhidan Mao on December 9, 2021, effective upon the Company’s listing on Nasdaq Stock Exchange, effective upon the Company’s listing on Nasdaq Stock Exchange, for a term of one year, with an annual salary of $240,000.

We have entered into an employment agreement with Chief Executive Officer, Qiwei Miao, effective December 9, 2021, for a term of one year, effective upon the Company’s listing on Nasdaq Stock Exchange, with an annual salary of $200,000.

We have entered into an employment agreement with President, Xiaohui Wu on December 9, 2021, for a term of one year, effective upon the Company’s listing on Nasdaq Stock Exchange, with an annual salary of $120,000.

Agreements with Directors

We have entered into a Director Offer Letter with our Director, Xiaohui Wu, effective June 3, 2022, for a term of one year, with an annual salary of $40,000.

We have entered into a Director Officer Letter with our Independent Director, Weibo Weng on December 9, 2021, effective upon the Company’s listing on Nasdaq Stock Exchange, for a term of one year, with an annual salary of $20,000.

We have entered into a Director Offer Letter with our Independent Director, Kendrick Bryce Toussaint on March 7, 2022, effective upon the Company’s listing on Nasdaq Stock Exchange, for a term of one year, with an annual salary of $40,000.

We have entered into a Director Offer Letter with our Independent Director, Kewa Luo on May 6, 2022, effective upon the Company’s listing on Nasdaq Stock Exchange, for a term of one year, with an annual salary of $30,000.

We have entered into a Director Offer Letter with our Independent Director, Weimin Xu on May 6, 2022, effective upon the Company’s listing on Nasdaq Stock Exchange, for a term of one year, with an annual salary of $25,000.

Director Compensation — Fiscal Years 2021 and 2020

During fiscal years 2021 and 2020, no members of our Board of Directors received compensation in their capacity as directors, other than that Mr. Zhidan Mao received approximately $35,969 and $27,101, and Mr. Qiwei Miao received approximately $35,969 and $31,449, respectively.

Director Compensation — Non-Employee Directors

Historically, we have not paid our non-employee directors. Upon completion of this offering, we plan to pay our director nominee Xiaohui Wu each with an annual compensation of $40,000 in cash, our independent director nominees Kendrick Bryce Toussaint, Weibo Weng, Weimin Xu and Kewa Luo each with an annual compensation of US$40,000, US$20,000, US$25,000 and US$30,000, respectively. We have entered into director offer letters with each of our independent director nominees. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of shares, options or other securities convertible into or exchangeable for, our securities. For the years ended March 31, 2022 and 2021, we did not pay any non-employee directors and we did not have any non-employee directors.

RELATED PARTY TRANSACTIONS

The Company makes regular purchases from and sales to various related parties. Related party affiliations were attributed to transactions conducted between the Company and those business entities partially or wholly owned by Company’s officers or non-controlling shareholders, who own 45% of the Company’s certain subsidiaries. Some business entities share the common directors with the Company or its subsidiaries were also regarded as related parties considering the significant influence the common directors can make on management or operating policies of one or both sides.

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

See "Business—Contractual Arrangements."

Related Party Sales and Purchases Transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Shanghai Tuwen Office Equipment Co., Ltd.	An entity partially owned by the non-controlling shareholder who own 45% of Changyun
Shanghai Mingzhe Office Equipment Co., Ltd.	An entity partially owned by the officer of Lixin
Shanghai Yaodun Science and Technology Development Center	An entity owned by the Company's chairman and CEO
Qingdao Lixing Technology Co., Ltd.	An entity partially owned by the Supervisor of Qingdao
Hebei Shilong Digital Technology Co., Ltd.	The officer of this entity is the Company's minority shareholder
Hebei Leading Future Technology Co., Ltd.	The Supervisor of this entity is the non-controlling shareholders who own 45% of Shijiazhuang
Kunming Jinbi Office Equipment Co., Ltd.	The general manager of this entity is the Supervisor of Kunming
Qinghai Jiayuan Mingyue Trade Co., Ltd.	An entity partially owned by the non-controlling shareholder who own 45% of Qinghai
Anhui New Yalian Office Equipment Co., Ltd.	An entity partially owned by the non-controlling shareholder who own 45% of Hefei
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	An entity partially owned by the non-controlling shareholder who own 45% of Hefei
Youshi Innovation Business Group Co., Ltd.	An entity partially owned by the non-controlling shareholder who own 45% of Beijing
Ningbo Lihong Information System Engineering Co., Ltd.	An entity partially owned by the Company's minority shareholder

a.	Accounts receivable - related parties

Accounts receivable - related parties consisted of the following:

	March 31, 2022	March 31, 2021
Shanghai Tuwen Office Equipment Co., Ltd.	$262,445	$-
Anhui New Yalian Office Equipment Co., Ltd.	182,491	-
Hebei Shilong Digital Technology Co., Ltd.	143,880	-
Others	93,673	16,926
Accounts receivable - related parties	$682,489	$16,926

All these accounts receivable to related parties occurred in the ordinary course of business.

b.	Advance to vender - related parties

Advance to vender - related parties consisted of the following:

	March 31, 2022	March 31, 2021
Shanghai Mingzhe Office Equipment Co., Ltd.	$378,812	$119,618
Shanghai Tuwen Office Equipment Co., Ltd.	28,394	323,355
Qinghai Jiayuan Mingyue Trade Co., Ltd.	110,123	-
Qingdao Lixing Technology Co., Ltd.	69,377	42,744
Others	18,783	-
Advance to vender - related parties	$605,489	$485,717

The Company periodically makes purchase advances to various vendors, including the related party suppliers.

c.	Due from related parties

Due from related parties consisted of the following:

	March 31, 2022	March 31, 2021
Hebei Shilong Digital Technology Co., Ltd.	$-	$155,571
Ningbo Lihong Information System Engineering Co., Ltd.	70,985	129,642
Others	20,539	79,348
Due from related parties	$91,524	$364,561

The Company historically loaned funds to its related parties for business purposes. The balance due from related parties is typically interest-free and due upon demand.

d.	Accounts payable - related parties

Accounts payable - related parties consisted of the following:

	March 31, 2022	March 31, 2021
Qingdao Lixing Technology Co., Ltd.	$88,112	$27,020
Others	11,138	4,249
Accounts payable - related parties	$99,250	$31,269

All these accounts payable to related parties occurred in the ordinary course of business and are payable upon demand without interest.

e.	Due to related parties

Due to related parties consisted of the following:

	March 31, 2022	March 31, 2021
Shanghai Yaodun Science and Technology Development Center (Limited Partnership)	$267,380	$-
Others	7,361	-
Due to related parties	$274,741	$-

Amount due to related parties are advances from related various related parties for working capital during the Company’s normal course of business. These advances are unsecured, non-interest bearing and due on demand.

f.	Sales to related parties

Sales to related parties consisted of the following:

	For the Years Ended March 31,
	2022	2021
Shanghai Tuwen Office Equipment Co., Ltd.	$311,872	$-
Anhui New Yalian Office Equipment Co., Ltd.	141,137	316,435
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	88,640	24,836
Hebei Shilong Digital Technology Co., Ltd.	134,737	-
Hebei Leading Future Technology Co., Ltd.	68,179	-
Youshi Innovation Business Group Co., Ltd.	136,566	-
Kunming Jinbi Office Equipment Co., Ltd.	-	180,641
Others	44,357	83,307
Sales to related parties	$925,488	$605,219

g.	Purchases from related parties

Purchases from related parties consisted of the following:

	For the Years Ended March 31,
	2022	2021
Shanghai Tuwen Office Equipment Co., Ltd.	$317,917	$-
Shanghai Mingzhe Office Equipment Co., Ltd.	2,405,974	2,558,088
Kunming Jinbi Office Equipment Co., Ltd.	1,105,972	1,473,432
Qingdao Lixing Technology Co., Ltd.	130,075	24,985
Hebei Shilong Digital Technology Co., Ltd.	360,517	90,908
Others	186,730	34,190
Purchases from related parties	$4,507,185	$4,181,603

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary share as of the date of this prospectus, and as adjusted to reflect the sale of the ordinary share offered in this offering for

●	each of our directors and executive officers who beneficially owns our ordinary share; and

●	each person known to us to own beneficially more than 5% of our ordinary share.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary share shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on (i) 19,346,000 Class A Ordinary Shares and 5,856,000 Class B Ordinary Shares issued and outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part and (ii) ordinary share underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes (i) ordinary share outstanding immediately after the completion of this offering and (ii) ordinary share underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus, but excludes any shares issuable upon the exercise of the over-allotment option.

As of the date of the prospectus, we have 18 shareholders of record, none of which are located in the United States.

Name of Beneficial Owner	Amount of Beneficial Ownership	Pre- Offering Percentage Voting Rights	Post- Offering Percentage Voting Rights
Directors, Director Nominees and Named Executive Officers:
Zhidan Mao[1][3]	3,619,008 Class B Ordinary Shares	49.78%	%
Qiwei Miao[2][3]	2,236,992 Class B Ordinary Shares	30.77%	%
Xiaohui Wu[3]	800,000 Class A Ordinary Shares	1.10%	%
Kendrick Bryce Toussaint[4]	-	0%	0%
Weibo Weng[4]	-	0%	0%
Weimin Xu[4]	-	0%	0%
Kewa Luo[4]	-	0%	0%

All directors, director nominees and executive officers as a group (8 persons)	800,000 Class A Ordinary Shares and 5,856,00 Class B Ordinary Shares	81.65%	%
5% or Greater Shareholders:
Junzhang Digtal Limited[1]	3,619,008 Class B Ordinary Shares	49.78%	%
Magic Ideal Limited[2]	2,236,992 Class B Ordinary Shares	30.77%	%

(1)	Through Junzhang Digtal Limited. Zhidan Mao is the controlling person of Junzhang Digtal Limited and has sole voting and dispositive power over shares beneficially owned by Junzhang Digtal Limited.
(2)

Through Magic Ideal Limited, British Virgin Islands Company located at Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Qiwei Miao is the controlling person of Magic Ideal Limited and has sole voting and dispositive power over shares beneficially owned by Magic Ideal Limited.

(3)	The individual is a director nominee and consents to be a director upon the Company’s listing on the Nasdaq Capital Market.
(4)	The individual is an independent director nominee and consents to be an independent director upon the Company’s listing on the Nasdaq Capital Market.

DESCRIPTION OF SHARE CAPITAL

EShallGo was incorporated on June 16, 2021 under the Companies Act. We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act, and the common law of the Cayman Islands. We completed a share capital restructure in July and August 2021. As of the date of this prospectus, the authorized share capital of EShallGo is US$10,000 divided into 100,000,000 ordinary shares of a par value of US$0.0001 each comprising (i) 90,000,000 Class A Ordinary Shares and (ii) 10,000,000 Class B Ordinary Shares, and 14,144,000 Class A Ordinary Shares and 5,856,000 Class B Ordinary Shares were issued and outstanding.

We have adopted the second amended and restated our memorandum and articles of association, which will be effective and replace the current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of the material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Class A Ordinary Shares and Class B Ordinary Shares. Copies of our post-offering memorandum and articles of association and subsequent amendments are filed as exhibits to the registration statement of which this prospectus is a part. As a convenience to potential investors, we provide the below description of Cayman Islands law and our memorandum and post-offering amended and restated articles of association together with a comparison to similar features under Delaware law.

Ordinary Shares

General

Upon the completion of this offering, our authorized share capital is US$10,000 divided into 100,000,000 ordinary shares of a par value of US$0.0001 each comprising 90,000,000 Class A Ordinary Shares and 10,000,000 Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share has one (1) vote and each Class B ordinary share has ten (10) votes. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

All of our issued Class A Ordinary Shares and Class B Ordinary Shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

As of the date of this prospectus, there are 14,144,000 Class A Ordinary Shares and 5,856,000 Class B Ordinary Shares issued and outstanding.

We are selling Class A Ordinary Shares in this offering. At the completion of this offering, there will be        Class A Ordinary Shares and        Class B Ordinary Shares issued and outstanding, assuming the Underwriter does not exercise the Over-Allotment Option and excluding the shares of Class A Ordinary Shares issuable upon the exercise of the Underwriter Warrants.

As a result, for so long as Junzhang Digtal Limited and Magic Ideal Limited own a controlling or significant voting interest in our ordinary shares, they generally will be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including:

●	the election of directors;

●	determinations with respect to our business direction and policies, including the appointment and removal of officers;

●	determinations with respect to corporate transactions, such as mergers, business combinations, change in control transactions or the acquisition or the disposition of assets;

●	our financing and dividend policy;

●	determinations with respect to our tax returns; and

●	compensation and benefits programs and other human resources policy decisions.

Even if Junzhang Digtal Limited and Magic Ideal Limited were to dispose of certain of its shares of our Class B Ordinary Shares such that it would control less than a majority of the voting power of our outstanding ordinary shares, it may be able to influence the outcome of corporate actions so long as it retains Class B Ordinary Shares. During the period of Junzhang Digtal Limited and Magic Ideal Limited’s controlling or significant ownership of our ordinary shares, investors in this offering may not be able to affect the outcome of such corporate actions.

Junzhang Digtal Limited and Magic Ideal Limited may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. Corporate action might be taken even if other shareholders, including those who purchase shares in this offering, oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our Company, could deprive our stockholders of an opportunity to receive a premium for their shares of Class A Ordinary Shares as part of a sale or other liquidity event and might ultimately affect the market price of our ordinary shares.

Furthermore, future issuances of Class B Ordinary Shares will be dilutive to Class A ordinary shareholders, and we cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of dual-class structures and temporarily barred new dual-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Listing

We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “EHGO.” We cannot guarantee that we will be successful in listing on Nasdaq; however, we will not complete this offering unless we receive conditional approval letter.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares is Transhare Corporation.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors, subject to our post-offering amended and restated memorandum and articles of association and the Companies Act. Our post-offering amended and restated articles of association provide that the directors may from time to time declare dividends (including interim dividends) and other distributions on shares of the Company in issue and authorize payment of the same out of the funds of the Company lawfully available therefor. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose. Holders of Class Ordinary Shares and Class B Ordinary Shares will be entitled to the same amount of dividends, if declared.

Voting Rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company.  At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one (1) vote for each Class A Ordinary Share and ten (10) votes for each Class B Ordinary Share which such shareholder holds. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or by one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 percent of the paid up voting share capital of the Company.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our post-offering amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Cumulative Voting

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated memorandum and articles of association do not provide for cumulative voting.

Meetings of Shareholders

The directors may convene a meeting of shareholders whenever they think necessary or desirable. We must provide at least seven days’ written notice counting from the date service is deemed to take place, stating the place, the day and the hour of the general meeting and, in the case of special business, the general nature of that business, to such persons who are entitled to receive such notices from the Company. Our board of directors must convene a general meeting upon the written requisition of one or more shareholders entitled to attend and vote at general meeting of the Company holding not less than 10% of the paid-up voting share capital of the Company in respect to the matter for which the meeting is requested.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. One or more shareholders present in person or by proxy holding in aggregate at least a majority of the paid up voting share capital of the Company shall be a quorum. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present and entitled to vote shall be a quorum. At every meeting, the shareholders present shall choose someone of their number to be the chairman.

A corporation that is a shareholder shall be deemed for the purpose of our post-offering amended and restated memorandum and articles of association to be present at a general meeting in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Meetings of Directors

The business of our company is managed by the directors. Our directors are free to meet at such times and in such manner and places within or outside the Cayman Islands as the directors determine to be necessary or desirable. The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed, if there be more than two directors shall be two, and if there are two or less Directors shall be one. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Pre-emptive Rights

There are no pre-emptive rights applicable to the issue by us of Class A Ordinary Shares under our post-offering amended and restated memorandum and articles of association.

Conversion

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Share shall only be issued to Mr. Zhidan Mao and Mr. Qiwei Miao, and the Company’s or its subsidiaries employees or those entities of which its principal shareholder is an employee of the Company or its subsidiaries. Termination of such employment with the Company or its subsidiaries shall immediately result in the conversion of any and all issued and outstanding Class B Ordinary Shares held by such shareholder into the equivalent number of Class A Ordinary Shares. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by holder to any person or entity which is not a qualified holder of Class B Ordinary Shares, such Class B Ordinary Shares shall be automatically and immediately converted into the equivalent number of Class A Ordinary Shares.

Transfer of Ordinary Shares

Subject to the restrictions in our post-offering amended and restated memorandum and articles of association, applicable securities laws and the provisions above in respect of Class B Ordinary Shares, any of our shareholders may transfer all or any of his or her Class A Ordinary Shares or Class B Ordinary Shares by written instrument of transfer in the usual or common form or any other form approved by our board of directors. Our board of directors may in their absolute discretion to decline the registration of the transfer of any Class A Ordinary Shares or Class B Ordinary Shares without giving any reason save in certain circumstances.

Winding Up

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the paid-up capital at the commencement of the winding up, the excess shall be distributable among those shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. The Companies Act and our post-offering amended and restated memorandum and articles of association permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act, our post-offering amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed, we may purchase our own shares (including any redeemable shares) on such terms and in such manner as been approved by the directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, and (b) if such redemption or repurchase would result in there being no shares outstanding other than shares held as treasury shares or (c) if the company has commenced liquidation. The repurchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to the Company’s articles of association. If the articles do not authorize the manner and terms of the purchase, a company shall not repurchase any of its own shares unless the manner and terms of purchase have first been authorized by a resolution of the company. In addition, under the Companies Act and our post-offering amended and restated memorandum and articles of association, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares,  all or any of the rights attached to any class of our shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed by at least a two-thirds majority of holders of shares of that class as may be present in person or by proxy at a separate general meeting of the holders of shares of that class.

Changes in Capital

We may from time to time by an ordinary resolution of our shareholders:

●	increase the share capital of our Company by new shares of such amount as it thinks expedient;

●	consolidate and divide all or any of our share capital into shares of larger amount than its existing shares of shares;

●	subdivide its existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by the Companies Act.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our post-offering amended and restated memorandum and articles of association authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the comparable provisions of the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies, by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders and creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, the company to challenge actions where.

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such indemnification provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our Ordinary Shares, including our Class A Ordinary Shares. Future sales of substantial amounts of Class A Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Class A Ordinary Shares to fall or impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have an aggregate of        Class A Ordinary Shares outstanding, assuming the Underwriter does not exercise the Over-Allotment Option and not including the shares of Class A Ordinary Shares issuable upon the exercise the Underwriter Warrants. The Class A Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. We will apply to list our Class A Ordinary Shares on the Nasdaq Capital Market, but we cannot assure you that a regular trading market will develop. We will not proceed with this offering unless our application with Nasdaq is approved.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our Class A Ordinary Shares and securities that are substantially similar to our Class A Ordinary Shares, including but not limited to any options or warrants to purchase our Class A Ordinary Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Class A Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Underwriter.

Furthermore, our officers, directors and certain shareholders have also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our Class A Ordinary Shares and securities that are substantially similar to our Class A Ordinary Shares. These parties collectively own       %  of our outstanding Class A Ordinary Shares and all of our outstanding Class B Ordinary Shares, without giving effect to this offering.

The restrictions described in the preceding paragraphs are subject to certain exception. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Class A Ordinary Shares. However, one or more existing shareholders may dispose of significant numbers of our Class A Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Ordinary Shares.

Rule 144

All of our ordinary share outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of ordinary shares then outstanding, in the form of ordinary share or otherwise, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume of the ordinary shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

MATERIAL TAX CONSEQUENCES APPLICABLE TO U.S. HOLDERS

OF OUR ORDINARY SHARES

The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our ordinary shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. Unless otherwise noted in the following discussion, this section is the opinion of Ortoli Rosenstadt LLP, our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of Beijing Docvit Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

an individual who is a citizen or resident of the United States;

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

an estate whose income is subject to U.S. federal income taxation regardless of its source; or

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX

ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX

CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

Generally

Eshallgo Inc, a Cayman Islands exempted company limited by shares, is subject to the laws of the Cayman Islands. Junzhang Monarch Limited, a Hong Kong limited company, is subject to Hong Kong law. Shanghai EShallGo Enterprise Development (Group) Co., Ltd. is subject to PRC laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable on transfer of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as Circular 82, which has been revised by the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013. Circular 82 has provided certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) decisions relating to the enterprise’s financial matters (such as money borrowing, lending, financing and financial risk management) and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

United States Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our Class A Ordinary Shares by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of Class A Ordinary Shares. In particular, this summary is directed only to U.S. Holders that hold Class A Ordinary Shares as capital assets and does not address all of the tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, insurance companies, tax exempt entities, partnerships (including any entities treated as partnerships for U.S. federal income tax purposes) and the partners therein, holders that own or are treated as owning 10% or more of our shares (measured by vote or value), persons holding Class A Ordinary Shares as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Class A Ordinary Shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Class A Ordinary Shares that is a citizen or individual resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such Class A Ordinary Shares.

You should consult your own tax advisors about the consequences of the acquisition, ownership and disposition of the Class A Ordinary Shares, including the relevance to your particular situation of the considerations discussed below and any consequences arising under non-U.S., state, local or other tax laws.

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property with respect to our Class A Ordinary Shares(including amounts, if any, withheld in respect of PRC taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend and will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

Subject to certain exceptions for short-term and hedged positions, the dividends received by a non-corporate U.S. Holder with respect to the Class A Ordinary Shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the Class A Ordinary Shares will be treated as qualified dividends if:

●	the Class A Ordinary Shares on which the dividend is paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program; and

●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

We will apply to list our Class A Ordinary Shares on Nasdaq Capital Market, and the Class A Ordinary Shares will qualify as readily tradable on an established securities market in the United States when they are approved and so long as they are so listed. Based on our audited financial statements, the manner in which we conduct our business and relevant market data, we do not believe that we were a PFIC for U.S federal income tax purpose with respect to our prior taxable year. In addition, based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to be a PFIC for our current taxable year or in the foreseeable future.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—PRC Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our Class A Ordinary Shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”). If we are eligible for such benefits, dividends we pay on our Class A Ordinary Shares would be eligible for the reduced rates of taxation described above (assuming we are not a PFIC in the year the dividend is paid or the prior year). Dividend distributions with respect to our Class A Ordinary Shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such PRC income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

U.S. Holders that receive distributions of additional Class A Ordinary Shares or rights to subscribe for Class A Ordinary Shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” upon a sale, exchange or other taxable disposition of the Class A Ordinary Shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in the amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares. Such gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the Class A Ordinary Shares have been held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the Class A Ordinary Shares generally will be treated as U.S.-source income for U.S. foreign tax credit purposes. Consequently, if a PRC tax is imposed on the sale or other disposition, a U.S. Holder that does not receive significant foreign-source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such PRC tax. However, in the event that gain from the disposition of the Class A Ordinary Shares is subject to tax in the PRC, and a U.S. Holder is eligible for the benefits of the Treaty, such U.S. Holder may elect to treat such gain as PRC-source gain under the Treaty. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the Class A Ordinary Shares.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

•	75 percent or more of our gross income for the taxable year is passive income; or

•	the average percentage of the value of our assets that produce or are held for the production of passive income, based on the average of four quarterly testing dates is at least 50 percent (the “asset test”).

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them.

Based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC in our taxable year ended December 31, 2018, and we do not anticipate being a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, and because the treatment of the VIEs for U.S. federal income tax purposes is not entirely clear, it is possible that we may become a PFIC in the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we are a PFIC also may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we do not deploy significant amounts of cash for active purposes, our risk of being a PFIC may increase.

In the event that we are classified as a PFIC in any year during which a U.S. Holder holds our Class A Ordinary Shares and such U.S. Holder does not make a mark-to-market election, as described in the following paragraph, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us (generally, distributions that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Class A Ordinary Shares) and gain that the U.S. Holder recognizes on the sale or other disposition of our Class A Ordinary Shares. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder holds its Class A Ordinary Shares. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we generally will continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our Class A Ordinary Shares unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on Internal Revenue Service, or IRS, Form 8621. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her Class A Ordinary Shares at death.

A U.S. Holder may be able to avoid the unfavorable rules described in the preceding paragraph by electing to mark its Class A Ordinary Shares to market, provided the Class A Ordinary Shares are treated as “marketable stock.” The Class A Ordinary Shares generally will be treated as marketable stock if the Class A Ordinary Shares are “regularly traded” on a “qualified exchange or other market” (which includes the Nasdaq Capital Market). If the U.S. Holder makes a mark-to-market election, (i) the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its Class A Ordinary Shares at year-end over the U.S. Holder’s basis in those Class A Ordinary Shares and (ii) the U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of the U.S. Holder’s basis in its Class A Ordinary Shares over their fair market value at year-end, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s adjusted tax basis in its Class A Ordinary Shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. Holder recognizes upon the sale of the U.S. Holder’s Class A Ordinary Shares in a year in which we are PFIC will be taxed as ordinary income in the year of sale, and any loss the U.S. Holder recognizes upon the sale will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-mark election.

The unfavorable rules described above may also be avoided if a U.S. Holder is eligible for and makes a valid qualified electing fund election, or QEF election. If a QEF election is made, such U.S. Holder generally will be required to include in income on a current basis its pro rata share of the PFIC’s ordinary income and net capital gains. We do not intend, however, to prepare or provide the information that would enable U.S. Holders to make QEF elections.

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. U.S. Holders should consult their own tax advisors about the possible application of the PFIC rules to any of our subsidiaries.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Class A Ordinary Shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Class A Ordinary Shares, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the Class A Ordinary Shares that are paid to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Beijing Docvit Law Firm, our counsel as to Chinese law, has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the Cayman Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

According to the Civil Procedure Law of the People’s Republic of China (amended in 2017), if a legally effective judgment or ruling made by a foreign court requires recognition and enforcement by a people’s court of the People’s Republic of China, the party concerned may directly apply to an intermediate people’s court with jurisdiction over for recognition and enforcement, or the foreign court may request recognition and enforcement by a people’s court in accordance with the provisions of an international treaty concluded or acceded to by the country and the People’s Republic of China, or in accordance with the principle of reciprocity.

Suppose the people’s courts of the opinion that the legally effective judgment or ruling made by the foreign court applying for or requesting recognition and enforcement does not violate the basic principles of the laws of the People’s Republic of China or the sovereignty, security and public interests of the country after the people’s court reviews the legally effective judgment or ruling made by the foreign court applying for or requesting recognition and enforcement in accordance with the international treaties concluded or acceded to by the People’s Republic of China or in accordance with the principle of reciprocity. In that case, the people’s court shall issue ruling that recognizes its validity and, if enforcement is necessary, issues an enforcement order, which shall be implemented in accordance with the relevant laws. Those judgment or ruling that violates the basic principles of the laws of the People’s Republic of China or the sovereignty, security and public interests of the country will not be recognized and implemented.

If an award made by a foreign arbitration institution requires recognition and enforcement by the people’s court of the People’s Republic of China, the party concerned shall directly apply to the intermediate people’s court in the place where the person subjected to enforcement has his domicile or where his property is located. The people’s court shall handle the matter in accordance with international treaties concluded or acceded to by the People’s Republic of China or in accordance with the principle of reciprocity.

Harney Westwood & Riegels, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Harney Westwood & Riegels has informed us that it is uncertain whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States. Harney Westwood & Riegels has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with US Tiger Securities, Inc., which will act as Representative for the underwriters named below. The Underwriter may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. The underwriters have agreed to purchase, and we have agreed to sell to the underwriters, the number of shares indicated below:

Name:	Number of Class A Ordinary Shares:
US Tiger Securities, Inc.

Total:

The underwriters are committed to purchase all the Class A Ordinary Shares offered by this prospectus if they purchase any shares. The underwriting agreement also provides that if an Underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriters are not obligated to purchase the Class A Ordinary Shares covered by the Underwriter’s Over-Allotment Option to purchase Class A Ordinary Shares described below. The underwriters are offering the Class A Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Underwriter of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the underwriter a 45-day option to purchase up to an aggregate of additional Class A Ordinary Shares (equal to 15% of the number of Class A Ordinary Shares sold in the offering), in any combination thereof, at the public offering price per share, less underwriting discounts and commissions.

Fees, Commissions and Expense Reimbursement

Under the underwriting agreement, we have agreed to give the Underwriter a discount equal to 6.5% of the public offering price on the $       million in gross proceeds.

The following table shows, for each of the total without Over-Allotment Option and total with full Over-Allotment Option offering amounts, the per share and total public offering price, underwriting fees and commissions to be paid to the Underwriter by us, and proceeds to us, before expenses and assuming a $       per share offering price.

		Per Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public Offering Price	$		$	$
Underwriting Discounts	$		$	$
Proceeds to Us, Before Expenses	$		$	$

Because the actual amount to be raised in this offering is uncertain, the actual total offering commissions are not presently determinable and may be substantially less than the maximum amount set forth above.

Under the underwriting agreement, we have agreed to pay the Underwriter 1% of the gross proceeds of this offering for its non-accountable expenses. We have also agreed to pay the Underwriter’s reasonable out-of-pocket expenses (including fees and expenses of the Underwriter’s counsel) incurred by the Underwriter in connection with this offering of up to $160,000. The expenses may also include (i) all reasonable and documented fees and expenses for conducting a net road show presentation; (ii) the cost of any due diligence meetings; (iii) preparation of bound volumes and Lucite cube mementos in such quantities as the Underwriter may reasonably request; and (iv) transfer taxes, if any, payable upon the transfer of securities from the Company to the Underwriter. We have paid $80,000 to the Underwriter as an advance to be applied towards the out-of-pocket expenses. Any unused portion of the advances shall be returned to the Company to the extent the Underwriter’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A)..

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding Underwriter’s fees and commissions, will be approximately $      , all of which are payable by us.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. The underwriting agreement and a form of subscription agreement are included as exhibits to the registration statement of which this prospectus forms a part.

Underwriter Warrants

We have agreed to issue to the Representative and its affiliates or employees warrants to purchase the number of Class A Ordinary Shares in the aggregate equal to 5% of the gross proceeds received by the Company from the Closing. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the date of commencement of sales of the offering, which period shall not extend further than five years from the date of commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8)(A). The warrants are exercisable at a per share price equal to 115% of the public offering price per share in the offering. The warrants are also exercisable on a cashless basis. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). Neither our Representative, nor permitted assignees under Rule 5110(e)(1), will sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of commencement of sales of the offering. In addition, the warrants provide for registration rights upon request, in certain cases. The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of Class A Ordinary Shares at a price below the warrant exercise price.

Escrow Account

We have agreed to maintain an SEC offering deposit or escrow account with the financial institution as designated by the parties, and will deposit an amount of $500,000 to provide source of funding for certain indemnification obligations to the Underwriters and other indemnified persons as described in the registration statement and the Underwriting Agreement.

Lock-Up Agreements

Each of our officers, directors, and certain existing shareholders agrees not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our Class A Ordinary Shares or other securities convertible into or exercisable or exchangeable for Class A Ordinary Shares for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the Underwriter.

The Underwriter may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Price Stabilization

The Underwriter will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of capital stock by the Underwriter acting as principal. Under these rules and regulations, the Underwriter:

●	may not engage in any stabilization activity in connection with our securities; and

●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the Underwriters, for a period of three (3) months from the effective date of the registration statement of which this prospectus forms a part.

Determination of Offering Price

The public offering price of the Class A Ordinary Shares we are offering was determined by us in consultation with the Underwriter based on discussions with potential investors in light of the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the Underwriters or selling group members, if any, participating in this offering and the Underwriters may distribute prospectuses electronically. The Underwriters may agree to allocate a number of ordinary shares to selling group members for sale to their online brokerage account holders. The ordinary shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the Underwriters, and should not be relied upon by investors.

Foreign Regulatory Restrictions on Purchase of our Shares

We have not taken any action to permit a public offering of our shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this Offering of our shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the Underwriter against liabilities relating to the Offering arising under the Securities Act and the Exchange Act and to contribute to payments that the Underwriter may be required to make for these liabilities.

Application for Nasdaq Market Listing

We intent to apply to have our Class A Ordinary Shares approved for listing/quotation on the Nasdaq Capital Market under the symbol “EHGO.” We will not consummate and close this offering without a listing approval letter from the Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of shares in this firm commitment offering sufficient to satisfy applicable listing criteria, our Class A Ordinary Shares will in fact be listed.

If our Class A Ordinary Shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Passive Market Making

In connection with this offering, the Underwriters may engage in passive market making transactions in our ordinary shares on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The Underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the Underwriters, their affiliates, directors, officers and employees may at any time purchase, sell, make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company and our affiliates. The Underwriters and their affiliates, directors, officers and employees may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The Underwriters are full service financial institution engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. The Underwriters may in the future perform a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

Foreign Regulatory Restrictions on Purchase of our Shares

We have not taken any action to permit a public offering of our shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our shares and the distribution of this prospectus outside the United States.

Selling Restrictions Outside the United States

No action may be taken in any jurisdiction other than the United States that would permit a public offering of our Class A Ordinary Shares or the possession, circulation, or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i) “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii) “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii) person associated with the company under section 708(12) of the Corporations Act; or

(iv) “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of the Class A Ordinary Shares issued to you pursuant to this document for resale in Australia within 12 months of those Class A Ordinary Shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada.  The Class A Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted customers, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the Class A Ordinary Shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any Class A Ordinary Shares in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

●	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or the underwriters to produce a prospectus for such offer. Neither we nor the underwriters has authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and the underwriters that:

●	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

●	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong. The Class A Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Class A Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Class A Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Malaysia. The shares have not been and may not be approved by the securities commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

Japan. The Class A Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and Class A Ordinary Shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and Class A Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Class A Ordinary Shares may not be circulated or distributed, nor may our Class A Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our Class A Ordinary Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A Ordinary Shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Taiwan The Class A Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing, or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Class A Ordinary Shares in Taiwan.

United Kingdom. An offer of the Class A Ordinary Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the shares must be complied with in, from or otherwise involving the United Kingdom.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
The Nasdaq Capital Market Listing Fee
FINRA Filing Fee
Legal Fees and Expenses
Accounting Fees and Expenses
Transfer Agent and Registrar Expenses
Printing and Engraving Expenses
Miscellaneous Expenses
Total Expenses	$

These expenses will be borne by us. Underwriting discounts and non-accountable expense allowance will be borne by us in proportion to the numbers of ordinary shares sold in this offering.

LEGAL MATTERS

The validity of the ordinary shares offered hereby and certain legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. Certain legal matters as to PRC law will be passed upon for us by Beijing Docvit Law Firm. Ortoli Rosenstadt LLP may rely upon Beijing Docvit Law Firm with respect to matters governed by PRC law. VCL Law LLP is acting as U.S. securities counsel to the underwriters in connection with this offering. DaHui Lawyers is acting as PRC securities counsel to the underwriters in connection with this offering.

The current address of Cayman Island counsel is 3501 The Center, 99 Queen’s Road Central, Hong Kong. The current address of Ortoli Rosenstadt LLP is 366 Madison Avenue, 3rd Floor, New York, NY 10017. The current address of VCL Law LLP is 1945 Old Gallows Road, Suite 630, Vienna, VA 22182.

EXPERTS

The consolidated financial statements as of and for the years ended March 31, 2022 and 2021, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The current address of One Liberty Plaza, 165 Broadway, 21st Floor, New York NY 10006.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 (including amendments and exhibits to the registration statement) under the Securities Act with respect to the ordinary shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the ordinary shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon the closing of our initial public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act, as applicable to foreign private issuers. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We maintain a website at www.eshallgo.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

ESHALLGO INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

EShallGo Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EShallGo Inc. and its subsidiaries (collectively, the “Company”) as of March 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the two years in the period ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

Friedman LLP

We have served as the Company’s auditor since 2021.

New York, New York

December 22, 2022

ESHALLGO INC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31	March 31
ASSETS	2022	2021
CURRENT ASSETS:
Cash and cash equivalents	$2,667,395	$3,877,448
Short-term investments	2,777,824	1,071,365
Accounts receivable, net	4,648,196	2,855,027
Accounts receivable-related parties	682,489	16,926
Advance to vendors, net	1,991,386	893,835
Advance to vendors-related parties	605,489	485,717
Inventories, net	2,655,157	2,518,582
Due from related parties	91,524	364,561
Prepaid expenses and other current assets	505,352	282,389
TOTAL CURRENT ASSETS	16,624,812	12,365,850

Property and equipment, net	1,125,316	539,988
Right-of-use assets, net	495,063	765,204
Deferred tax assets, net	129,383	130,105
Long-term receivable, net	469,383	808,693
Finance receivables, net	349,592	296,376
Other non-current assets	181,073	46,722
TOTAL ASSETS	$19,374,622	$14,952,938

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,060,040	$1,091,779
Accounts payable - related parties	99,250	31,269
Deferred revenue	452,856	524,398
Payroll payable	284,714	96,508
Taxes payable	241,740	114,155
Due to related parties	274,741	-
Accrued expenses and other current liabilities	226,650	322,725
Deferred tax liabilities	41,165	61,112
Operating lease liabilities-current	317,749	355,870
TOTAL CURRENT LIABILITIES	2,998,905	2,597,816

Operating lease liabilities-noncurrent	239,919	435,900
Other long-term payable	7,192	-
TOTAL LIABILITIES	3,246,016	3,033,716

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary share, par value $0.0001 per share, 90,000,000 shares authorized, 14,144,000 shares issued and outstanding	1,414	1,414
Class B ordinary share, par value $0.0001 per share, 10,000,000 shares authorized, 5,856,000 shares issued and outstanding	586	586
Additional paid-in capital	2,202,228	1,401,286
Statutory reserves	609,841	518,899
Retained earnings	7,279,793	5,542,375
Accumulated other comprehensive income	509,220	292,358
TOTAL SHAREHOLDERS’ EQUITY	10,603,082	7,756,918
Non-controlling interest	5,525,524	4,162,304
TOTAL EQUITY	16,128,606	11,919,222

TOTAL LIABILITIES AND EQUITY	$19,374,622	$14,952,938

The accompanying notes are an integral part of these consolidated financial statements.

ESHALLGO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended March 31,
	2022	2021
REVENUE
Revenue from sales of equipment	$18,292,294	$14,737,879
Revenue from maintenance services	4,083,042	2,658,671
Revenue from leasing of equipment	1,486,633	642,213
Revenue from financing	13,362	11,554
Total revenue	23,875,331	18,050,317

COST OF REVENUE AND RELATED TAXES	16,253,591	13,021,286

GROSS PROFIT	7,621,740	5,029,031

OPERATING EXPENSES
Selling expenses	1,188,585	770,882
General and administrative expenses	3,176,599	918,547
Research and development expenses	302,479	203,386
Total operating expenses	4,667,663	1,892,815

INCOME FROM OPERATIONS	2,954,077	3,136,216

OTHER INCOME, NET
Interest income, net	27,190	23,720
Investment income	49,969	13,251
Other income, net	29,915	48,858
Total other income, net	107,074	85,829

INCOME BEFORE INCOME TAX PROVISION	3,061,151	3,222,045

PROVISION FOR INCOME TAXES	163,587	229,366

NET INCOME	2,897,564	2,992,679

Less: net income attributable to non-controlling interest	1,069,204	993,270

NET INCOME ATTRIBUTABLE TO ESHALLGO INC	$1,828,360	$1,999,409

COMPREHENSIVE INCOME
Net income	2,897,564	2,992,679
Foreign currency translation gain	476,007	695,814
Comprehensive income	3,373,571	3,688,493
Less: Comprehensive income attributable to non-controlling interest	1,328,349	1,222,951

COMPREHENSIVE INCOME ATTRIBUTABLE TO ESHALLGO INC	$2,045,222	$2,465,542

Earnings per common share - basic and diluted	$0.09	$0.10
Weighted average shares - basic and diluted	20,000,000	20,000,000

The accompanying notes are an integral part of these consolidated financial statements.

ESHALLGO INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED March 31, 2022 AND 2021

	Ordinary Shares							Accumulated Other	Total
	Class A		Class B		Additional Paid	Statutory	Retained	Comprehensive	Shareholders'	Non-controlling	Total
	Shares	Amount	Shares	Amount	in Capital	Reserves	Earnings	Income (loss)	Equity	Interest	Equity
Balance as of March 31, 2020	14,144,000	$1,414	5,856,000	$586	$1,141,920	$340,322	$3,721,543	$(403,456)	$4,802,329	$2,608,265	$7,410,594
											-
Capital contribution	-	-	-	-	259,366	-	-	-	259,366	560,769	820,135
Net income for the year	-		-		-	-	1,999,409	-	1,999,409	993,270	2,992,679
Appropriation to statutory reserve	-	-	-	-	-	178,577	(178,577)	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	695,814	695,814	-	695,814
Balance as of March 31, 2021	14,144,000	$1,414	5,856,000	$586	$1,401,286	$518,899	$5,542,375	$292,358	$7,756,918	$4,162,304	$11,919,222

Capital contribution	-		-		800,942	-	-	-	800,942	34,871	835,813
Net income for the year	-	-	-	-	-	-	1,828,360	-	1,828,360	1,069,204	2,897,564
Appropriation to Statutory reserve	-	-	-	-	-	90,942	(90,942)	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	216,862	216,862	259,145	476,007
Balance as of March 31, 2022	14,144,000	$1,414	5,856,000	$586	$2,202,228	$609,841	$7,279,793	$509,220	$10,603,082	$5,525,524	$16,128,606

The accompanying notes are an integral part of these consolidated financial statements.

ESHALLGO INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended March 31,
	2022	2021
Cash flows from operating activities:
Net income	$2,897,564	$2,992,679
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	295,040	98,320
Loss from disposal of property and equipment	9,973	-
Amortization right-of-use assets	257,929	164,728
Change in bad debt allowance	266,945	(45,736)
Provision for inventory reserve	502	-
Deferred income tax provision (benefit)	(16,655)	72,022

Changes in operating assets and liabilities:
Accounts receivable	(1,753,464)	(337,048)
Accounts receivable-related parties, net	(656,829)	422,704
Inventories	(16,327)	(907,142)
Advance to vendors	(1,115,177)	388,857
Advance to vendors-related parties	(224,065)	491,424
Prepaid expenses and other current assets	(210,673)	178,964
Long-term receivable	362,519	(783,168)
Finance receivables	(47,030)	(104,850)
Other non-current assets	(131,123)	(6,435)
Accounts payable	(68,302)	192,436
Accounts payable-related parties	98,033	(200,785)
Advance from customers	(88,413)	119,435
Payroll payable	182,633	(2,974)
Taxes payable	119,450	5,890
Accrued expenses and other current liabilities	(105,819)	(137,472)
Operating lease liabilities	(223,231)	(152,807)
Other long-term payable	7,104	-
Net cash provided by (used in) operating activities	(159,416)	2,449,042

Cash flows from investing activities:
Purchase of property and equipment	(919,541)	(395,121)
Proceeds from disposal of property and equipment	23,528	-
Purchase of short-term investments	(4,177,230)	(1,037,549)
Redemption of short-term investments	2,527,957	-
Collections received from related parties	282,027	34,345
Net cash used in investing activities	(2,263,259)	(1,398,325)

Cash flows from financing activities:
Payment received from additional capital contribution	835,813	820,135
Due to related parties	239,429	(378,312)
Net cash provided by financing activities	1,075,242	441,823

Effect of changes of foreign exchange rates on cash and cash equivalents	137,380	195,227

Net increase (decrease) in cash and cash equivalents	(1,210,053)	1,687,767

Cash and cash equivalents, beginning of year	3,877,448	2,189,681

Cash and cash equivalents, end of year	$2,667,395	$3,877,448

Supplemental disclosure of cash flow information
Cash paid for income tax	$143,394	$108,909

Supplemental non-cash financing activity:
Right of use assets obtained in exchange for operating lease liabilities	$274,109	$481,715
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$257,646	$-

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

Eshallgo Inc. (“Eshallgo” or the “Company”), through its wholly-owned subsidiaries and entities controlled through contractual arrangements, is engaged in the business of sales and leasing of office equipment, and related maintenance services in the People’s Republic of China (“PRC”).

Organization

Eshallgo Inc. was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on June 16, 2021.

Eshallgo Inc. owns 100% of the equity interests of Junzhang Monarch Limited (“Junzhang HK”), a limited liability company formed under the laws of Hong Kong on June 30, 2021.

On July 22, 2021, Shanghai Eshallgo Enterprise Development (Group) Co. (“Eshallgo WFOE”) was incorporated pursuant to PRC laws as a wholly foreign owned enterprise of Junzhang HK.

Eshallgo, Junzhang HK, and Eshallgo WFOE are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the reorganization described below, Mr. Zhidan Mao, the chairman of the board of directors and the chief executive officer of the Company, and his close family members, were the controlling shareholders of the following entities: (1) Junzhang Digital Technology (Shanghai) Co., Ltd. (“Junzhang Shanghai”), formed in Shanghai City, China on April 23, 2015; (2) Junzhang Digital Technology (Beijing) Co., Ltd. (“Junzhang Beijing”), formed in Beijing City, China on June 9, 2021. Junzhang Shanghai and Junzhang Beijing were all formed as limited liability companies pursuant to PRC laws. Junzhang Shanghai and Junzhang Beijng are primarily engaged in the business of providing customers a comprehensive range of office equipment solution services in the PRC. Junzhang Shanghai has one wholly-owned subsidiary and nineteen other subsidiaries with 55% majority ownership, located across China. Junzhang Shanghai and its subsidiaries and Junzhang Beijing are collectively referred to as the “Eshallgo Operating Companies” below.

Upon the completion of the Reorganization as disclosed below, the Company has subsidiaries in countries and jurisdictions in Cayman Islands, Hong Kong, and the PRC. Details of the subsidiaries of the Company as of March 31, 2022 were set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Eshallgo Inc	June 16, 2021	Cayman Islands	Parent, 100%	Investment holding

Junzhang Monarch Limited	June 30, 2021	Hong Kong	100%	Investment holding

Shanghai Eshallgo Enterprise Development (Group) Co., Ltd.	July 22, 2021	Shanghai, PRC	100%	WOFE, Investment holding

Junzhang Digital Technology (Shanghai) Co., Ltd.	April 23, 2015	Shanghai, PRC	100%	Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Beijing) Co., Ltd.	June 9, 2021	Beijing, PRC	100%	Sale, leasing, and maintenance of office equipment

Shanghai Lixin Office Equipment Co., Ltd. (“Linxin”)	September 5, 2008	Shanghai, PRC	100%	Sale, leasing, and maintenance of office equipment

ESHALLGO Office Supplies (Shanghai) Co., Ltd. (“Shanghai”)	October 30, 2015	Shanghai, PRC	55%	Sale, leasing, and maintenance of office equipment

Changchun ESHALLGO Information Technology Co, Ltd. (“Changchun”)	March 10, 2016	Changchun, PRC	55%	Sale, leasing, and maintenance of office equipment

Shijiazhuang ESHALLGO Information Technology Co, Ltd. (“Shijiazhuang”)	February 26, 2016	Shijiazhuang, PRC	55%	Sale, leasing, and maintenance of office equipment

Guangzhou ESHALLGO Office Equipment Leasing Co., Ltd. (“Guangzhou”)	July 12, 2016	Guangzhou, PRC	55%	Sale, leasing, and maintenance of office equipment

Tianjin ESHALLGO Office Equipment Leasing Co., Ltd. (“Tianjin”)	December 6, 2016	Tianjin, PRC	55%	Sale, leasing, and maintenance of office equipment

Ningbo Haishu ESHALLGO Junzhang Digital Technology Co., Ltd. (“Ningbo”)	October 19, 2016	Ningbo, PRC	55%	Sale, leasing, and maintenance of office equipment

Zhengzhou Junzhang Office Equipment Co., Ltd. (“Zhengzhou”)	October 30, 2017	Zhengzhou, PRC	55%	Sale, leasing, and maintenance of office equipment

Chengdu Junzhang digital Technology Co., Ltd. (“Chengdu”)	August 15, 2016	Chengdu, PRC	55%	Sale, leasing, and maintenance of office equipment

Hefei Junzhang EESHALLGO Digital Products Co., Ltd. (“Hefei”)	July 27, 2017	Hefei, PRC	55%	Sale, leasing, and maintenance of office equipment

Chongqing ESHALLGO Office Equipment Co., Ltd. (“Chongqing”)	December 30, 2016	Chengdu, PRC	55%	Sale, leasing, and maintenance of office equipment

Beijing ESHALLGO Technology Development Co., Ltd. (“Beijing”)	March 28, 2016	Beijing, PRC	55%	Sale, leasing, and maintenance of office equipment

Harbin ESHALLGO Information Technology Co., Ltd. (“Harbin”)	April 5, 2016	Harbin, PRC	55%	Sale, leasing, and maintenance of office equipment

Xi’an ESHALLGO Information Technology Co., Ltd. (“Xi’an”)	March 22, 2017	Xi’an, PRC	55%	Sale, leasing, and maintenance of office equipment

Shenzhen ESHALLGO Information Technology Co., Ltd. (“Shenzhen”)	August 19, 2016	Shenzhen, PRC	55%	Sale, leasing, and maintenance of office equipment

Shanghai Changyun Industrial Development Co., Ltd. (“Changyun”)	December 29, 2020	Shanghai, PRC	55%	Sale, leasing, and maintenance of office equipment

Hangzhou ESHALLGO Information Technology Co., Ltd. (“Hangzhou”)	January 22, 2016	Hangzhou, PRC	55%	Sale, leasing, and maintenance of office equipment

Kunming ESHALLGO Information Technology Co., Ltd. (“Kunming”)	January 12, 2017	Kunming, PRC	55%	Sale, leasing, and maintenance of office equipment

Qingdao ESHALLGO Information Technology Co., Ltd. (“Qingdao”)	March 29, 2016	Qingdao, PRC	55%	Sale, leasing, and maintenance of office equipment

Qinghai ESHALLGO Information Technology Co., Ltd. (“Qinghai”)	June 21, 2018	Qinghai, PRC	55%	Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Suzhou) Co., Ltd.	March 11, 2022	Jiangsu, PRC	55%	Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Changzhou) Co., Ltd.	June 9, 2022	Jiangsu, PRC	55%	Sale, leasing, and maintenance of office equipment

Zibo ESHALLGO Information Technology Co., Ltd. (“Zibo”)	July 25, 2022	Shandong, PRC	55%	Sale, leasing, and maintenance of office equipment

Reorganization

A reorganization of the Company’s legal structure (“Reorganization”) was completed on December 3, 2021. The Reorganization involved the formation of Eshallgo, Eshallgo HK and Eshallgo WFOE, and signing of certain contractual arrangements between Eshallgo WFOE, the shareholders of the Eshallgo Operating Companies and the Eshallgo Operating Companies. Consequently, the Company became the ultimate holding company of Eshallgo HK, Eshallgo WFOE, Junzhang Shanghai, and Junzhang Beijing.

On July 30, 2021, Eshallgo WFOE entered into a series of contractual arrangements with the shareholders of Junzhang Beijing. On December 3, 2021, Eshallgo WFOE entered into a series of contractual arrangements with the shareholders of Junzhang Shanghai. These agreements include Exclusive Purchase Agreements, an Exclusive Business Cooperation Agreement, Equity Pledge Agreements, Powers of Attorney, Loan Agreements intended to guarantee the exercise of the Exclusive Purchase Agreements and Spouse Consents (collectively the “VIE Agreements”). Pursuant to these VIE Agreements, Eshall WFOE has the exclusive right to provide to the Eshallgo Operating Companies consulting services related to business operations including technical and management consulting services. The VIE agreements are designed to render WFOE as the primary beneficiary of and entitle Eshallgo of rights to consolidate the assets, property and revenue of Junzhang Beijing and Junzhang Shanghai for accounting purposes. As a result of our direct ownership in Eshallgo WFOE and signing of these VIE Agreements, we believe that the Eshallgo Operating Companies should be treated as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and we are regarded as the primary beneficiary of the VIEs. We treat the VIEs as our consolidated entities under ASC 810.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The VIE contractual arrangements

The Company’s main operating entities, Junzhang Shanghai and Junzhang Beijing (or the “Eshallgo Operating Companies” as referred above), are controlled through contractual arrangements by the Company or any of its subsidiaries.

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE, because it met the condition under U.S. GAAP to consolidate the VIE.

Eshallgo WFOE is deemed to have a controlling financial interest in and be the primary beneficiary of the Eshallgo Operating Companies because it has both of the following characteristics:

●	The power to direct activities of the Eshallgo Operating Companies that most significantly impact such entities’ economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from, the Eshallgo Operating Companies that could potentially be significant to such entities.

Pursuant to these contractual arrangements, the Eshallgo Operating Companies shall pay service fees equal to all of their net profit after tax payments to Eshallgo WFOE. At the same time, Eshallgo WFOE is obligated to absorb all of their losses. Such contractual arrangements are designed so that the operations of the Eshallgo Operating Companies are solely for the benefit of Eshallgo WFOE and ultimately, the Company, and therefore the Company must consolidate the Eshallgo Operating Companies under U.S. GAAP.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with its VIEs and the shareholders of its VIEs are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its office equipment solution service businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exercise its rights as the primary beneficiary over the VIEs and their shareholders and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and its VIEs. The Company, Eshallgo HK and Eshallgo WFOE are essentially holding companies and do not have active operations as of March 31, 2022 and 2021. As a result, total assets and liabilities presented on the Consolidated Balance Sheets and revenue, expenses, and net income presented on the Consolidated Statement of Income and Comprehensive Income as well as the cash flows from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows are substantially the financial position, operation and cash flow of the Company’s VIEs. The Company has not provided any financial support to the VIEs for the years ended March 31, 2022 and 2021.

The following financial statement amounts and balances of the VIE were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	March 31, 2022	March 31, 2021
Current assets	$16,624,698	$12,365,850
Non-current assets	2,749,810	2,587,088
Total assets	$19,374,622	$14,952,938
Current liabilities	$2,998,195	$2,597,816
Non-current liabilities	247,111	435,900
Total liabilities	$3,245,306	$3,033,716

	For the Years Ended March 31,
	2022	2021
Net revenue	$23,875,331	$18,050,317
Net income	$2,896,975	$2,992,679

	For the Years Ended March 31,
	2022	2021
Net cash provided by (used in) operating activities	$(159,528)	$2,449,042
Net cash used in investing activities	(2,263,259)	(1,398,325)
Net cash provided by financing activities	1,075,242	441,823
Effect of exchange rate change on cash and cash equivalents	137,378	195,227
Net increase (decrease) in cash and cash equivalents	(1,210,167)	1,687,767
Cash and cash equivalents, beginning of year	3,877,448	2,189,681
Cash and cash equivalents, end of year	$2,667,281	$3,877,448

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The accompanying consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and entities it controlled through VIE agreements. All inter-company balances and transactions are eliminated upon consolidation.

Non-controlling interest

For the Company’s consolidated subsidiaries and VIEs, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of income and comprehensive income to distinguish the interests from that of the controlling shareholder.

As of March 31, 2022 and 2021, non-controlling interest equity consisted of the following:

		As of
Entity	Percentage of ownership of non-controlling interest	March 31, 2022	March 31, 2021
Shanghai	45%	$463,509	$616,552
Beijing	45%	597,515	443,334
Qinghai	45%	129,714	155,144
Harbin	45%	416,082	225,498
Zhengzhou	45%	327,850	209,113
Chengdu	45%	167,825	134,530
Guangzhou	45%	234,801	171,797
Changchun	45%	273,027	234,881
Hefei	45%	212,207	133,006
Hangzhou	45%	416,221	306,455
Tianjin	45%	282,908	184,443
Shenzhen	45%	154,740	115,168
Qingdao	45%	103,840	84,303
Kunming	45%	380,016	180,553
Xi'an	45%	231,708	186,319
Shijiazhuang	45%	390,482	195,524
Ningbo	45%	162,006	130,848
Chongqing	45%	182,616	105,490
Changyun	45%	398,457	349,346
Total non-controlling interest		$5,525,524	$4,162,304

Uses of estimates

In preparing the consolidated financial statements in conformity U.S. GAAP, the management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These accounting estimates used in the preparation of our Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Our estimates are based on management's best available information including current events, historical experience, actions that the company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, realization of deferred tax assets, provision necessary for contingent liabilities, valuation of inventories, implicit interest rate of operating leases, and the standalone selling price of the equipment and the post-sale service and supplies. As a result, actual results may be different from these estimates.

Risks and uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the economy in the PRC. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Since the resurgence of the COVID-19 pandemic in March 2022 (“2022 Resurgence”) in China, the Chinese government employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures to reduce the spread of COVID-19. Although the 2022 Resurgence did not have a significant impact on the Company’s overall business operations and financial results for the fiscal year 2022, it had a negative impact on the Company’s overall business operations and financial results for the fiscal year 2023. The Company’s Eshallgo Operating Companies in various cities, such as Shanghai, Qinghai, Xi’an, Shenzhen etc., had to temporarily suspend their business operation. During the lockdown period, the Company’s revenue from sales of equipment was significantly affected as the COVID-19 outbreak and spread caused significant disruptions in shipping and logistics. The Company experienced difficulty delivering their products and render aftersales services to the customers on a timely basis. At the same time, the Company’s revenue from technical services was affected as their employees had to work from home, and they were restricted from traveling or customers visits to perform door-to-door aftersales maintenance and repair services. Meanwhile, the Company’s revenue from leasing of equipment was also affected by the COVID-19 outbreak because most of the Company’s customers requested for lease concessions as those leased equipment was unused during the temporary closure period. While the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the extent and effectiveness of containment actions, the Company may experience customer losses, including due to bankruptcy or customers cutting budget or ceasing operations, which may also result in delays in collections or an inability to collect accounts receivable from these customers. The extent to which COVID-19 may continue to impact the Company’s financial condition, results of operations, or liquidity continues to remain uncertain, and as of the date of issuance of these financial statements, the Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or an adjustment to the carrying value of the Company’s assets or liabilities. These estimates may change, as new events occur and additional information is obtained, which will be recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements.

Cash and cash equivalents

Cash include cash on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in the PRC. The Company’s cash balances in these bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Short-term investment

Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions and the Company can redeem the deposits at any time. The investments are recorded at fair market value with fair value gains or losses recorded in interest income in the consolidated statements of income and comprehensive income.

As of March 31, 2022 and 2021, the Company had wealth management product balance of $2,777,824 and $1,071,365, including accrued interests of $17,266 and $3,725, respectively.

Accounts receivable, net

Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for doubtful receivables. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is remote. In circumstances in which the Company receive payment for accounts receivable that have previously been written off, the Company reverse the allowance and bad debt expenses. Allowance for uncollectable balances amounted to $486,784 and $393,412 as of March 31, 2022 and 2021, respectively.

Inventories, net

Inventories, primarily consisting of purchased equipment, equipment parts and supplies, and other supplies, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. The Company periodically evaluates inventories against their net realizable value, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful Life
Electric equipment	3 years
Machinery and equipment	5 years
Motor vehicles	4 years
Office furniture	5 years
Leasehold improvement	Lesser of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of comprehensive income in other income.

Leased assets

The Company’s VIEs, Junzhang Shanghai, Junzhang Beijing and their subsidiaries entered into various operating lease agreements with different landlords to lease office space and warehouse space in major cities in the PRC. Substantially all of these leases are accounted for as operating leases, under the adoption of ASC Topic 842.  (“Topic 842”).

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets as of March 31, 2022 and 2021.

The Company has elected the short-term lease practical expedient, and therefore operating lease right-of-use assets and liabilities do not include leases with a lease term of twelve months or less.

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to the statement of income and comprehensive income. As of March 31, 2022 and 2021, deferred IPO costs were $380,537 and $nil, respectively, which are included in prepaid expenses and other current assets in the consolidated balance sheets.

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment and right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2022 and 2021.

Fair value of financial instruments

ASC Topic 820, “Fair Value Measurements and Disclosures,” defines Fair Value (“FV”), and establishes a three-level valuation hierarchy for disclosures of FV measurement that enhances disclosure requirements for FV measures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts receivable due from related parties, due from related parties, prepaid expenses and other current assets, accounts payable, accounts payable due to related parties, deferred revenue, due to related parties, and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of March 31, 2022 and 2021 based upon the short-term nature of the assets and liabilities.

Foreign currency translation

The functional currency for Eshallgo is the U.S Dollar (“US$”). Eshallgo HK uses Hong Kong dollar as its functional currency. However, Eshallgo, and Eshallgo HK currently only serve as the holding companies and did not have active operations as of the date of this report. The Company operates its business through its VIEs in the PRC through March 31, 2022. The functional currency of the Company’s VIEs is the Chinese Yuan (“RMB”). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction.

The reporting currency of the Company is the US$, and the accompanying consolidated financial statements have been expressed in US$. In accordance with ASC Topic 830-30, "Translation of Financial Statements", Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2022		March 31, 2021
Year-end spot rate	US$	1=RMB 6.3393	US$	1=RMB 6.5565
Average rate	US$	1=RMB 6.4180	US$	1=RMB 6.7702

Revenue recognition

On April 1, 2019, the Company adopted Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with customers”, using the modified retrospective approach.

To determine revenue recognition for contracts with customers, the Company performs the following five steps : (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenue amount represents the invoiced value, net of a value-added tax (VAT). Revenues under bundled arrangements are allocated considering the relative standalone selling prices of the performance obligations included in the bundled arrangement.

More specifically, revenue related to the Company’s products and services is generally recognized as follows:

Revenue from sales of equipment

Revenues from the sale of equipment directly to end customers and distributors, including those from sales-type leases (see below), are recognized when obligations under the terms of a contract with our customer are satisfied and control has been transferred to the customer. For equipment placements that require us to install the product at the customer location, revenue is normally recognized when the equipment has been delivered and installed at the customer location. Sales of customer installable products are recognized upon shipment or receipt by the customer according to the customer's shipping terms.

Revenue from leasing of equipment

The Company record rental income in according to the ASU 2016-02. The two primary lease accounting provisions the Company assess for the classification of transactions as sales-type or operating leases are: (1) a review of the lease term to determine if it is equal to or greater than 75% of the economic life of the equipment and (2) a review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at the inception of the lease. Lease arrangements that meet these conditions are accounted for as sales-type leases and sales profit or loss at lease inception is recognized as noted above for sales of equipment. Lease arrangements that do not meet these conditions are accounted for operating leases. The revenue from an operating lease is recognized on a straight-line basis over the term of the lease.

A significant portion of the Company’s lease to end customers are made through bundled lease arrangements that typically include equipment, financing and maintenance components for which the customer pays a single negotiated fixed minimum monthly payment for all elements over the contractual lease term. These arrangements also typically include an incremental, variable component for page volumes in excess of contractual page volume minimums, which are often expressed in terms of price-per-page. The fixed minimum monthly payments are multiplied by the number of months in the contract term to arrive at the total fixed minimum payments that the customer is obligated to make (fixed payments) over the lease term. In applying the lease accounting methodology, the Company only consider the fixed payments for purposes of allocating to the relative fair value elements of the contract.

Revenues under bundled arrangements are allocated considering the relative standalone selling prices of the lease and non-lease deliverables included in the bundled arrangement. Lease deliverables include the equipment and financing, while non-lease deliverables generally consist of supplies and maintenance services, which are generally recognized over the term of the lease as maintenance services revenue as noted below under “Revenue from maintenance services”. The allocation for the lease deliverables begins by allocating revenues to equipment and financing based on their standard along selling price, and the remaining amounts are allocated to the supplies and maintenance services.

The Company considers the economic life of most of the products to be five years and there is no significant after-market for the used equipment. The Company believes five years is representative of the period during which the equipment is expected to be economically usable, with normal service, for the purpose for which it is intended. Residual values are not significant.

With respect to their standard along selling price, the Company performs an analysis of equipment fair value based on cash selling prices during the applicable period. The cash selling prices are compared to the range of values determined for the leases. The range of cash selling prices must be reasonably consistent with the lease selling prices in order for the Company to determine that such lease prices are indicative of fair value.

Financing:

Finance income attributable to sales-type leases is recognized on the accrual basis using the effective interest method.

Revenue from maintenance services

The Company provides maintenance services for which the customer pays a single negotiated fixed minimum monthly payment for all elements over the contractual term. These arrangements typically include implementation, configuration, training, technical support, and repairment. The fixed minimum monthly payments are multiplied by the number of months in the contract term to arrive at the total fixed minimum payments that the customer is obligated to make (fixed payments) over the contractual term. Revenues from maintenance and technical support services are recognized over time as such services are performed.

Revenue disaggregation

The Company’s disaggregation of revenues for the years ended September 30, 2022 and 2021 are as the following:

	For the Years Ended March 31,
	2022	2021
Revenue from sales of equipment	$18,292,294	$14,737,879
Revenue from maintenance services	4,083,042	2,658,671
Revenue from leasing of equipment	1,486,633	642,213
Revenue from financing	13,362	11,554
Total revenue	$23,875,331	$18,050,317

All the Company’s revenue are generated in the PRC.

Contract assets and liabilities

The Company does not have contract assets as of March 31, 2022 and 2021. Contract liabilities represent payment has been received from the Company’ customers in advance of the delivery of products or services. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $452,856 and $524,398 as of March 31, 2022 and 2021, respectively. The amount of revenue recognized in the years ended March 31, 2022 and 2021 that was included in the opening deferred revenue was $514,116 and $321,832, respectively.

Costs of revenue

Cost of equipment sold primarily included the costs to purchase the office equipment, inducing the fright-in expenses and ordering expenses. For operating lease, cost of leasing of office equipment primarily included the deprecation expense of equipment leased, and the handling and shipping costs. Cost of maintenance and repair services primarily included the labor, costs of equipment parts and supplies, the transportation expenses, and the costs paid to the contractors in the cases that we out sourced the services.

Research and development expenses

Research and development costs relating to the development of new processes, including significant improvements and refinements to existing processes, are expensed when incurred in accordance with the FASB ASC 730, "Research and Development." The research and development costs primarily comprise employee costs, consultant fees, travel and transportation fees, and depreciation to property, plant and equipment used in the research and development activities. For the years ended March 31, 2022 and 2021, total research and development expense were approximately $302,479 and $203,386, respectively.

Employee benefits

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer employee benefits plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying statements of income and comprehensive income amounted to $597,825 and $237,407 for the years ended March 31, 2022 and 2021, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2022 and 2021. The Company does not believe that there was any uncertain tax provision on March 31, 2022 and 2021. The Company’s subsidiary and VIEs in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended March 31, 2022 and 2021. As of March 31, 2022, all of the tax returns of the Company’s PRC subsidiary and VIEs filed after 2017 remain available for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

The Company is a general taxpayer and is subject to applicable VAT tax rate of 5% to 11%. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of March 31, 2022 and 2021, there were no dilutive shares.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income in the consolidated statements of comprehensive income.

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

Segment reporting

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s Chief Operating Decision Maker (“CODM”) organizes segments within the Company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. Management determined the Company’s operations constitute a single reportable segment. This reflects the fact that our CODM continues to evaluate our financial information and resources, and continues to assess the performance of these resources, on a consolidated basis. All required financial segment information is therefore included in our consolidated financial statements.

Reclassifications

Certain prior year amounts were reclassified to conform to the current year’s presentation in the Company’s consolidated balance sheets and consolidated statements of cash flow. None of these reclassifications had an impact on reported consolidated statements of income and comprehensive income for any of the periods presented.

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. The new effective date for SEC filers that are eligible to be smaller reporting companies under the SEC’s definition, as well as private companies and not-for-profit entities is for annual and interim periods in fiscal years beginning after December 15, 2022. Adoption of the ASUs is on a modified retrospective basis. The Company will adopt ASU 2016-13 from April 1, 2023. The Company is currently reviewing this guidance to assess the potential impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). The amendments in the updated guidance simplify the accounting for income taxes by removing certain exceptions and improving consistent application of other areas of the topic by clarifying the guidance. ASU 2019-12 will be effective for the Group for annual reporting periods beginning April 1, 2022. The Company adopted this guidance on April 1, 2022 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05, “Lessors - Certain Leases with Variable Lease Payments,” which allows lessors to classify and account for a lease with variable payments that do not depend on a reference index or a rate as an operating lease if both of the following criteria are met: (1) the lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria as defined in ASC Topic 842 and (2) the lessor would have otherwise recognized a day-one loss on the lease arrangement. This standard better aligns the accounting with the underlying economics of these arrangements as lessors are not permitted to include most variable payments which do not depend on a reference index or a rate in the lease receivable while assets are derecognized at lease commencement. This standard is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted this guidance on April 1, 2022 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	March 31, 2022	March 31, 2021
Accounts receivable	$5,134,980	$3,248,439
Less: allowance for doubtful accounts	(486,784)	(393,412)
Accounts receivable, net	$4,648,196	$2,855,027

The Company’s accounts receivable primarily include balance due from customers when the Company’s products have been sold and delivered to customers or service rendered to customers, which has not been collected as of the balance sheet dates.

Allowance for doubtful accounts movement is as follows:

	March 31, 2022	March 31, 2021
Beginning balance	$393,412	$384,897
Additions	86,206	9,056
Reductions	(7,294)	(31,115)
Foreign currency translation adjustments	14,460	30,574
Ending balance	$486,784	$393,412

The Company perform ongoing credit evaluations of customers and adjust credit limits based upon customer payment history and current creditworthiness. The allowance for uncollectible accounts receivable is determined based on an assessment of past collection experience as well as consideration of current and future economic conditions and changes in the Company’s customer collection trends.

NOTE 4 — LONG-TERM RECEIVABLE, NET

On December 20, 2020, the Company’s two subsidiaries entered into two repayment agreements with customer Shanghai Puli Printing Co., Ltd (“Shanghai Puli”) to extend the repayment dates of Shanghai Puli’s account receivable balance totaling RMB 6,422,747 ($979,597) to June 30, 2022 and December 31, 2025 respectively. The repayment will be made quarterly and annually respectively. The long-term receivable bears interest at the annual rate of 2% on the unpaid balance. On March 29, 2022, the Company’s two subsidiaries entered into an amended repayment agreement with Shanghai Puli to extend the repayment dates of Shanghai Puli’s account receivable balance as of March 31, 2022 totaling RMB 3,019,507 ($476,316) to December 31, 2023 and March 31, 2026 respectively. The long-term receivable bears interest at the annual rate of 1% on the unpaid balance and the repayment will be made annually respectively. As of March 31, 2022 and 2021, total outstanding balance of the long-term receivable, net was $469,383 and $808,693, respectively.

NOTE 5 — ADVANCE TO VENDORS, NET

Advance to venders, net consists of the following:

	March 31, 2022	March 31, 2021
Prepayment for goods	$2,109,804	$842,101
Other prepayments	67,398	51,734
Less: allowance for doubtful accounts	(185,816)	-
Advance to venders, net	$1,991,386	$893,835

Allowance for doubtful accounts movement is as follows:

	March 31, 2022	March 31, 2021
Beginning balance	$-	$-
Additions	183,537	-
Foreign currency translation adjustments	2,279	-
Ending balance	$185,816	$-

NOTE 6 — INVENTORIES, NET

Inventories, net consists of the following:

	March 31, 2022	March 31, 2021
Purchased office equipment for sale	$2,167,790	$1,799,069
Equipment parts and supplies	410,731	610,981
Other supplies	76,636	108,532
Inventories, net	$2,655,157	$2,518,582

NOTE 7 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets, net consist of the following:

	March 31, 2022	March 31, 2021
Prepaid social security-employee portion	$6,121	$7,577
Loans to third parties (a)	40,828	162,793
Security deposit	69,983	70,517
Deferred initial public offering costs	380,537	-
Others	11,857	45,344
Subtotal	509,326	286,231
Less: allowance for doubtful accounts	(3,974)	(3,842)
Prepaid expenses and other current assets, net	$505,352	$282,389

(a) Loan to third-parties represents the balance lent to various third-parties for working capital needs.

NOTE 8 — FINANCE RECEIVABLES, NET

Finance receivables, net which consists of installment of sales-type leases, were as follows:

	March 31, 2022	March 31, 2021
Gross receivables	$415,661	$357,885
Unearned income	(24,503)	(25,721)
Subtotal	391,158	332,164
Allowance for doubtful accounts	(41,566)	(35,788)
Finance receivables, net	$349,592	$296,376

The allowance for doubtful accounts and provision for credit losses represents an estimate of the losses expected to be incurred by the Company from its finance receivable. The projected loss rates are primarily based upon historical loss experience.

As of March 31, 2022, future minimum lease receivables under non-cancelable sales-type lease agreement are as follows:

Year ending March 31,	Lease Receivable
2023	$185,496
2024	138,303
2025	63,114
2026	25,579
2027 and thereafter	3,169
Total	$415,661

NOTE 9 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	March 31, 2022	March 31, 2021
Electric equipment	$47,066	$35,577
Machinery and Equipment	1,244,213	668,241
Office Furniture	58,345	15,653
Motor Vehicles	302,621	59,720
Leasehold Improvement	56,673	52,251
Subtotal	1,708,918	831,442
Less: accumulated depreciation	(583,602)	(291,454)
Property and equipment, net	$1,125,316	$539,988

Depreciation expense was $295,040 and $98,320 for the years ended March 31, 2022 and 2021, respectively.

Machinery and Equipment records the equipment on operating lease, and the accumulated depreciation were as follows:

	March 31, 2022	March 31, 2021
Equipment on operating lease	$1,244,213	$668,241
Less: accumulated depreciation	(258,321)	(242,298)
Equipment on operating lease, net	$985,892	$425,943

NOTE 10 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	March 31, 2022	March 31, 2021
Customer security deposit (1)	$143,207	$144,085
Due to employees	33,238	92,061
Rent payable	23,851	32,212
Others	26,354	54,367
Accrued expenses and other current liabilities	$226,650	$322,725

(1) Customer security deposit mainly includes deposits paid by customers of leasing equipment business.

NOTE 11 — RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Shanghai Tuwen Office Equipment Co., Ltd.	An entity partially owned by the non-controlling shareholder who own 45% of Changyun
Shanghai Mingzhe Office Equipment Co., Ltd.	An entity partially owned by the officer of Lixin
Shanghai Yaodun Science and Technology Development Center	An entity owned by the Company's chairman and CEO
Qingdao Lixing Technology Co., Ltd.	An entity partially owned by the Supervisor of Qingdao
Hebei Shilong Digital Technology Co., Ltd.	The officer of this entity is the Company's minority shareholder
Hebei Leading Future Technology Co., Ltd.	The Supervisor of this entity is the non-controlling shareholders who own 45% of Shijiazhuang
Kunming Jinbi Office Equipment Co., Ltd.	The general manager of this entity is the Supervisor of Kunming
Qinghai Jiayuan Mingyue Trade Co., Ltd.	An entity partially owned by the non-controlling shareholder who own 45% of Qinghai
Anhui New Yalian Office Equipment Co., Ltd.	An entity partially owned by the non-controlling shareholder who own 45% of Hefei
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	An entity partially owned by the non-controlling shareholder who own 45% of Hefei
Youshi Innovation Business Group Co., Ltd.	An entity partially owned by the non-controlling shareholder who own 45% of Beijing
Ningbo Lihong Information System Engineering Co., Ltd.	An entity partially owned by the Company's minority shareholder

a.	Accounts receivable - related parties

Accounts receivable - related parties consisted of the following:

	March 31, 2022	March 31, 2021
Shanghai Tuwen Office Equipment Co., Ltd.	$262,445	$-
Anhui New Yalian Office Equipment Co., Ltd.	182,491	-
Hebei Shilong Digital Technology Co., Ltd.	143,880	-
Others	93,673	16,926
Accounts receivable - related parties	$682,489	$16,926

All these accounts receivable to related parties occurred in the ordinary course of business.

b.	Advance to vender - related parties

Advance to vender - related parties consisted of the following:

	March 31, 2022	March 31, 2021
Shanghai Mingzhe Office Equipment Co., Ltd.	$378,812	$119,618
Shanghai Tuwen Office Equipment Co., Ltd.	28,394	323,355
Qinghai Jiayuan Mingyue Trade Co., Ltd.	110,123	-
Qingdao Lixing Technology Co., Ltd.	69,377	42,744
Others	18,783	-
Advance to vender - related parties	$605,489	$485,717

The Company periodically makes purchase advances to various vendors, including the related party suppliers.

c.	Due from related parties

Due from related parties consisted of the following:

	March 31, 2022	March 31, 2021
Hebei Shilong Digital Technology Co., Ltd.	$-	$155,571
Ningbo Lihong Information System Engineering Co., Ltd.	70,985	129,642
Others	20,539	79,348
Due from related parties	$91,524	$364,561

The Company historically loaned funds to its related parties for business purposes. The balance due from related parties is typically interest-free and due upon demand.

d.	Accounts payable - related parties

Accounts payable - related parties consisted of the following:

	March 31, 2022	March 31, 2021
Qingdao Lixing Technology Co., Ltd.	$88,112	$27,020
Others	11,138	4,249
Accounts payable - related parties	$99,250	$31,269

All these accounts payable to related parties occurred in the ordinary course of business and are payable upon demand without interest.

e.	Due to related parties

Due to related parties consisted of the following:

	March 31, 2022	March 31, 2021
Shanghai Yaodun Science and Technology Development Center (Limited Partnership)	$267,380	$-
Others	7,361	-
Due to related parties	$274,741	$-

Amount due to related parties are advances from related various related parties for working capital during the Company’s normal course of business. These advances are unsecured, non-interest bearing and due on demand.

f.	Sales to related parties

Sales to related parties consisted of the following:

	For the Years Ended March 31,
	2022	2021
Shanghai Tuwen Office Equipment Co., Ltd.	$311,872	$-
Anhui New Yalian Office Equipment Co., Ltd.	141,137	316,435
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	88,640	24,836
Hebei Shilong Digital Technology Co., Ltd.	134,737	-
Hebei Leading Future Technology Co., Ltd.	68,179	-
Youshi Innovation Business Group Co., Ltd.	136,566	-
Kunming Jinbi Office Equipment Co., Ltd.	-	180,641
Others	44,357	83,307
Sales to related parties	$925,488	$605,219

g.	Purchases from related parties

Purchases from related parties consisted of the following:

	For the Years Ended March 31,
	2022	2021
Shanghai Tuwen Office Equipment Co., Ltd.	$317,917	$-
Shanghai Mingzhe Office Equipment Co., Ltd.	2,405,974	2,558,088
Kunming Jinbi Office Equipment Co., Ltd.	1,105,972	1,473,432
Qingdao Lixing Technology Co., Ltd.	130,075	24,985
Hebei Shilong Digital Technology Co., Ltd.	360,517	90,908
Others	186,730	34,190
Purchases from related parties	$4,507,185	$4,181,603

NOTE 12 — LESSEE

The Company’s VIEs, Junzhang Shanghai, Junzhang Beijing and their subsidiaries, entered into various operating lease agreements with different landlords to lease office space and warehouse space in major cities in the PRC. The Management believes that all the leases are operating leases.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	March 31, 2022	March 31, 2021
Operating lease right-of-use lease assets	$495,063	$765,204

Operating lease liabilities – current	$317,749	$355,870
Operating lease liabilities – non-current	239,919	435,900
Total operating lease liabilities	$557,668	$791,770

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2022 and 2021:

	March 31, 2022	March 31, 2021
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.46	2.89
Weighted average discount rate	4.65%	4.65%

During the years ended March 31, 2022 and 2021, the Company incurred total operating lease expenses of $279,397 and $164,728, respectively.

As of March 31, 2022, future minimum lease payments under non-cancelable operating lease agreement are as follows:

Year ending March 31,	Lease Payment
2023	$347,475
2024	146,079
2025	59,717
2026	21,068
2027	9,101
Total lease payments	583,440
Less: imputed interest	(25,772)
Total	$557,668

NOTE 13 — LESSOR

The components of lease income are as follows:

		For the Years Ended
		March 31,
	Location in Statements of Income	2022	2021
Revenue from sales type leases	Sales of equipment	$165,101	$237,870
Financing income on lease receivables	Financing	13,362	11,554
Lease income - operating leases	Leasing of equipment	986 252	389,960
Variable lease income	Leasing of equipment	500,381	252,253
Revenue from maintenance services	Maintenance services	235,248	135,492
Total lease income		$1,900,344	$1,027,129

Profit at lease commencement on sales type leases was estimated to be approximately $128,000 and $144,000 for the years ended March 31, 2022 and 2021, respectively.

NOTE 14 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of March 31, 2022 and 2021, $2,597,317 and $3,358,207, respectively, of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. For the years ended March 31, 2022 and 2021, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries and VIEs located in the PRC.

For the years ended March 31, 2022 and 2021, no single customer accounted for more than 10% of the Company’s total revenue.

As of March 31, 2022, one customer accounted for 12.7% of the total accounts receivable balance. As of March 31, 2021, one customer accounted for 21.3% of the total accounts receivable balance.

For the year ended March 31, 2022, one vender accounted for 14.0% of the Company’s total purchase. For the year ended March 31, 2021, two venders accounted for 17.1% and 13.6% of the Company’s total purchase, respectively.

As of March 31, 2022, one vender accounted for 13.7% of the total accounts payable balance, respectively. As of March 31, 2021, one vender accounted for 34.9% of the total accounts payable balance, respectively.

NOTE 15 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Eshallgo HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Eshallgo HK did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended March 31, 2022 and 2021, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Eshallgo WFOE, Junzhang Shanghai and Junzhang Beijing are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax Laws (“EIT Laws”) and are taxed at the statutory income tax rate of 25%, with special preferable tax holiday.

EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. The Company’s subsidiary, Junzhang Shanghai, is qualified as HNTE and has renewed its HNTE certificate in 2021. Therefore, Junzhang Shanghai is eligible to enjoy a preferential tax rate of 15% from 2021 to 2024 to the extent it has taxable income under the EIT Law.

For the years ended March 31, 2022 and 2021, Junzhang Shanghai’s wholly-owned subsidiaries, are recognized as small low-profit enterprises. In January 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20% and an exemption of taxable income ranged from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to from 50% to 87.5% for the period from January 1, 2021 to December 31, 2022). The policy is effective for the period from January 1, 2019 to December 31, 2022.

The estimated tax savings as a result of the Company’s preferential tax rates for the years ended March 31, 2022 and 2021 amounted to $428,561 and $386,645, respectively. Per share effect of the tax savings were $0.02 and $0.02 for the years ended March 31, 2022 and 2021, respectively.

(i)	The components of the income tax provision from Cayman Islands, Hong Kong, and China are as follows:

	For the Years Ended March 31,
	2022	2021
Current tax provision
Cayman Islands	$-	$-
Hong Kong	-	-
China	179,247	157,344
	179,247	157,344
Deferred tax provision (benefit)
Cayman Islands	-	-
Hong Kong	-	-
China	(15,660)	72,022
	(15,660)	72,022
Income tax provision	$163,587	$229,366

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended March 31, 2022 and 2021:

	For the Years Ended March 31,
	2022	2021
China Statutory income tax rate	25.0%	25.0%
Non-deductible items	1.8%	0.2%
Additional deduction of qualified R&D expenditures	(7.5)%	(6.1)%
Effect of tax holiday and preferential tax rate	(14.0)%	(12.0)%
Effective tax rate	5.3%	7.1%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of March 31, 2022, all the tax returns of the Company’s PRC subsidiary and VIEs filed after 2017 remain open for statutory examination by PRC tax authorities.

(b)	Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred taxes were as follows:

Deferred tax assets	March 31, 2022	March 31, 2021
Allowance for doubtful accounts	$143,628	$95,313
Allowance for inventory	5,511	1,734
Operating lease liabilities	189,143	-
Net operating loss carried forward	102,416	33,058
Total deferred tax assets	440,698	130,105
Valuation allowance	(188,994)	-
Deferred tax assets, net of valuation allowance	251,704	$130,105
Net off deferred tax liabilities	(122,321)	-
Deferred tax assets, net	$129,383	$130,105

Deferred tax liabilities	March 31, 2022	March 31, 2021
Finance lease	$62,199	$61,112
Right-of-use assets	101,287	-
Deferred tax liabilities	163,486	61,112
Net off deferred tax assets	(122,321)	-
Deferred tax liabilities, net	$41,165	$61,112

(c)	Taxes payable

Taxes payable consist of the following:

	March 31, 2022	March 31, 2021
Income tax payable	$140,987	$97,723
Value added tax payable	91,217	2,107
Other taxes payable	9,536	14,325
Total taxes payable	$241,740	$114,155

NOTE 16 — SHAREHOLDERS’ EQUITY

Ordinary shares

Eshallgo was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on June 16, 2021. The Company is authorized to issue 90,000,000 shares of Class A ordinary share, par value $0.0001 per share, and 10,000,000 shares of Class B ordinary share, par value $0.0001 per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to ten (10) votes. Also, each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof but Class A Ordinary Shares are not convertible into Class B Ordinary Shares.

As of March 31, 2022 and 2021, there were 14,144,000 shares of Class A ordinary share issued and outstanding, and 5,856,000 shares of Class B ordinary share issued and outstanding. This reflects the retrospective presentation of the share issuance on July 28, 2021, August 14, 2021 and December 2, 2021, due to the recapitalization among entities under common control.

Statutory reserve and restricted net assets

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary and VIEs from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S GAAP may differ from those in the statutory financial statements of the WFOE and VIEs. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

In light of the foregoing restrictions, Eshallgo WFOE and the VIEs are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Eshallgo WFOE and VIEs from transferring funds to the Company in the form of dividends, loans and advances. As of March 31, 2022 and 2021, restricted net assets of Eshallgo WFOE and VIEs amounted to $2,814,069 and $1,922,185, respectively.

NOTE 17 — SUBSEQUENT EVENTS

On September 5, 2022, the Company entered into a subscription agreement with the Investors whereby the Company agreed to sell, and the Investors agreed to purchase 285,000 Class A ordinary shares at a purchase price of $2.0 per share. The total proceeds were approximately $0.6 million and were fully received in late September 2022.

The Company evaluated the subsequent event through December 22, 2022, and concluded that there are no other material reportable subsequent events except disclosed above that would have required adjustment or disclosure in the financial statements

NOTE 18 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08€(3) of Regulation S-X require the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and VIEs exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and VIEs shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and VIEs in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and the respective profit or loss as “Equity in earnings of subsidiaries and VIEs” on the condensed statements of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of March 31, 2022 and 2021, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

As Eshallgo WFOE entered into a series of contractual arrangements with the shareholders of Junzhang Beijing and Junzhang Shanghai on July 30, 2021 and December 3, 2021, respectively. Prior to the execution of these VIE agreements, Eshallgo Inc. was inactive and therefore, there was no balance on the parent company balance sheets as of March 31, 2021 and transactions on the parent company statements of comprehensive income and cash flow for the year ended March 31, 2021.

ESHALLGO INC.

PARENT COMPANY BALANCE SHEETS

	March 31, 2022	March 31, 2021
ASSETS
Current assets
Intercompany receivable	$2,000	$-
Total current assets	2,000	-

Non-current assets
Investment in subsidiaries and VIEs	595,513	-

Total assets	$597,513	$-

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 par value, 90,000,000 shares authorized, 14,144,000 shares issued and outstanding as of March 31, 2022 and 2021	1,414	-
Class B ordinary shares, $0.0001 par value, 10,000,000 shares authorized, 5,856,000 shares issued and outstanding as of March 31, 2022 and 2021	586	-
Retained earnings	595,513	-
Total shareholders’ equity	597,513	-

Total liabilities and shareholders’ equity	$597,513	$-

ESHALLGO INC.

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended March 31,
	2022	2021
EQUITY IN EARNINGS OF SUBSIDIARIES AND VIES	$595,513	$-

NET INCOME	595,513	-
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	-	-
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$595,513	$-

ESHALLGO INC.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$595,513	$-
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiary and VIEs	(595,513)	-
Net cash used in operating activities	-	-

CHANGES IN CASH AND CASH EQUIVALENTS	-	-

CASH AND CASH EQUIVALENTS, beginning of year	-	-

CASH AND CASH EQUIVALENTS, end of year	$-	$-

          Class A Ordinary Shares

Eshallgo Inc

PROSPECTUS

, 2023

Until and including            , 2023 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated articles of association, which will become effective immediately prior to the completion of this offering, provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former secretary’s or officer’s duties, powers, authorities or discretions; and

(b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former secretary or any of our officers in respect of any matter identified in above on condition that the secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

The Underwriting Agreement, the form of which has been filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Founding Transactions

Upon incorporation of the Company in June 2021, we issued an aggregate of 10,000 ordinary shares of a par value of US$0.0001 each in the Company to JUNZHANG DIGTAL LIMITED and MAGIC IDEAL LIMITED respectively at par value. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On July 28, 2021, the Company amended its memorandum and articles of association to effect the sub-division of authorized share capital to change the authorized share capital to US$10,000 divided into 100,000,000 ordinary shares, of a par value of US$0.0001 each. Concurrently, JUNZHANG DIGTAL LIMITED surrendered 58,180,992 ordinary shares of a par value of US$0.0001 each to the Company, and MAGIC IDEAL LIMITED surrendered 35,963,008 ordinary shares of a par value of US$0.0001 each to the Company. On the same day, the Company re-designated 100,000,000 authorized and unissued ordinary shares of a par value of US$0.0001 each into (a) 90,000,000 Class A ordinary shares of a par value of US$0.0001 each and (b) 10,000,000 Class B ordinary shares of a par value of US$0.0001 each, and re-designated 5,856,000 issued ordinary shares of a par value of US$0.0001 each into 5,856,000 Class B ordinary shares of a par value of US$0.0001 each.

On August 14, 2021, the Company allotted and issued an aggregate of 9,454,000 Class A ordinary shares of a par value of US$0.0001 each to 10 investors. On December 2, 2021, the Company allotted and issued an aggregate of 4,690,000 Class A ordinary shares of a par value of US$0.0001 each to 6 investors. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On September 5, 2022, the Company into a subscription agreement, sold and issued an aggregate of 285,000 Class A ordinary shares of a par value of US$0.0001 with 6 investors at a purchase price $2.00 per share. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shanghai, People’s Republic of China on December 22, 2022.

Eshallgo Inc

By:
Zhidan Mao
Chairman

By:
Qiwei Miao
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

	Chairman	December 22, 2022
Zhidan Mao

	Chief Executive Officer	December 22, 2022
Qiwei Miao	(Principal Executive Officer)

	Chief Financial Officer	December 22, 2022
Chun Lyu	(Principal Financial and Accounting Executive)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on December 22, 2022.

Cogency Global Inc.

By:
Name:	Colleen A. De Vries
Title:	Senior Vice President

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant
4.1**	Specimen Certificate for Class A ordinary share
4.2**	Form of Underwriter’s Warrants
5.1**	Opinion of Harney Westwood & Riegels regarding the validity of the securities being registered
8.1**	Opinion of Beijing Docvit Law Firm regarding certain PRC tax matters (included in Exhibit 99.1)
10.1*	Form of Equity Interest Pledge Agreement
10.2*	Form of Exclusive Option Agreement
10.3*	Form of Power of Attorney
10.4*	Form of Exclusive Business Cooperation Agreement
10.5*	Form of Spousal Consent Letter
10.6*	Form of Business Contribution Certificate
10.7*	Form of Power of Attorney
10.8*	Form of Independent Director Offer Letter
10.9*	Form of Director Offer Letter
10.10**	Form of Lock-Up Agreement
10.11*	Translation of Supplier Agreement between Junzhang Digital Technology (Shanghai) Co., Ltd. and Sharp Trading (China) Co., Ltd.
10.12*	Translation of Supplier Agreement between Shanghai Lixin Office Equipment Co., Ltd. and Shanghai Mingzhe Office Equipment Co., Ltd. and Sharp Trading (China) Co., Ltd.
10.13*	Translation of Form of Supplier Agreement with Fujifilm BI Business Development (Shanghai) Corp.
10.14*	Translation of Form of Service Agreement between Junzhang Shanghai and its subsidiary
10.15*	Translation of Form of Service Agreement between subsidiary of Junzhang Shanghai and local service outlets
21.1*	List of Subsidiaries
23.1**	Consent of Friedman LLP
23.2**	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)
23.3**	Consent of Beijing Docvit Law Firm (included in Exhibit 8.1 and 99.1)
99.1**	Opinion of Beijing Docvit Law Firm, People’s Republic of China counsel to the Registrant, regarding certain PRC law matters and the validity of the VIE Agreements
99.2*	Code of Business Conduct and Ethics of the Registrant
99.3*	Audit Committee Charter
99.4*	Compensation Committee Charter
99.5*	Nominating Committee Charter
99.6**	Consent of Xiaohui Wu
99.7**	Consent of Kendrick Bryce Toussaint
99.8**	Consent of Weimin Xu
99.9*	Consent of Weibo Weng
99.10**	Consent of Kewa Luo
99.11*	Consent of Beijing Oulixin Information Consulting Co., Ltd.
99.12*	Request for Waiver and Representation under Item 8.A.4 of Form 20-F
107**	Filing fee table

*	Filed herewith.

**	To be filed by amendment.